EXHIBIT D

TABLE OF CONTENTS

INTRODUCTION	D-3

SUMMARY	D-4

UNITED MEXICAN STATES	D-6

Area, Population and Society	D-6
Form of Government	D-6
Foreign Affairs	D-8
Political Reform	D-8

THE ECONOMY	D-10

National Development Plan	D-10
The Role of the Government in the Economy; Privatization	D-11
Gross Domestic Product	D-14
Prices and Wages	D-18
Interest Rates	D-19
Employment and Labor	D-20

PRINCIPAL SECTORS OF THE ECONOMY	D-23

Manufacturing	D-23
Petroleum and Petrochemicals	D-25
Tourism	D-37
Agriculture	D-38
Transportation and Communications	D-40
Construction	D-41
Mining	D-41
Electric Power	D-41

FINANCIAL SYSTEM	D-43

Central Bank and Monetary Policy	D-43
Banking System	D-45
Banking Supervision and Support	D-47
Recent Commercial Legislation	D-50
Credit Allocation by Sector	D-51
Insurance Companies and Auxiliary Credit Institutions	D-51
The Securities Markets	D-52

EXTERNAL SECTOR OF THE ECONOMY	D-55

Foreign Trade	D-55
Geographic Distribution of Trade	D-56
In-bond Industry	D-58
Balance of International Payments	D-59
Direct Foreign Investment in Mexico	D-62
Subscriptions to International Institutions	D-63
Exchange Controls and Foreign Exchange Rates	D-64

PUBLIC FINANCE	D-66

General	D-66
Fiscal Policy	D-67
2005 Budget and Fiscal Package	D-68
Revenues and Expenditures	D-70
Government Agencies and Enterprises	D-76

PUBLIC DEBT	D-77

General	D-77
Internal Debt of the Federal Government	D-77
External Public Debt	D-78
External Debt Restructuring and Debt and Debt Service Reduction Transactions	D-82
Debt Record	D-84

TABLES AND SUPPLEMENTARY INFORMATION	D-85

INTRODUCTION

References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (“Mexico”). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Banco de México calculates such announced rate daily on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on October 18, 2005 (to take effect on the second business day thereafter) was Ps. 10.8307 = U.S. $1.00. See “External Sector of the Economy—Exchange Controls and Foreign Exchange Rates.” Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.

Under the Mexican Monetary Law, payments which should be made in Mexico in foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the rate of exchange for pesos prevailing at the time of payment.

The fiscal year of the Government ends December 31. The fiscal year ended December 31, 2004 is referred to herein as “2004” and other years are referred to in a similar manner.

SUMMARY

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

United Mexican States

2000	2001	2002(2)	2003(2)	2004(2)	First six months of 2005(1)	2005 Budget(1)
(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal	Ps.	5,497,736	Ps.	5,811,776	Ps.	6,267,474	Ps.	6,894,993	Ps.	7,634,926	Ps.	8,074,121	(15)	Ps.	7,934,400
Real(3)	Ps.	1,604,835	Ps.	1,602,316	Ps.	1,615,562	Ps.	1,638,296	Ps.	1,709,780	Ps.	1,740,034	(15)	Ps.	1,709,250
Real GDP growth	6.6%	(0.2)%	0.8%	1.4%	4.4%	2.8%	3.8%
Increase in national consumer price index	9.0%	4.4%	5.7%	4.0%	5.2%	0.8%	3.0%
Merchandise export growth(4)	21.8%	(4.4)%	1.4%	2.3%	14.1%	11.0%	n.a.
Non-oil merchandise export growth(4)	18.7%	(2.9)%	0.4%	0.0%	12.4%	8.2%	n.a.
Oil export growth	61.8%	(18.2)%	12.4%	25.4%	27.2%	32.2%	n.a.
Oil exports as % of merchandise exports(4)	9.7%	8.3%	9.2%	11.3%	12.6%	14.1%	n.a.
Balance of payments:
Current account	$(18,598)	$(17,642	)(2)	$(13,499)	$(8,604)	$(7,355)	$(2,541)	$(14,237)
Trade balance	$(8,337)	$(9,617)	$(7,633)	$(5,779)	$(8,811)	$(2,642)	n.a.
Capital account	$18,863	$26,200	(2)	$23,114	$18,657	$13,085	$4,100	n.a.
Change in total reserves(5)	$2,822	$7,325	(2)	$7,104	$9,451	$4,061	$278	n.a.
International reserves (end of period)(6)	$33,555	$40,880	$47,984	$57,435	$61,496	$61,774	n.a.
Net international assets(7)	$35,629	$44,857	$50,722	$59,059	$64,233	$65,636	n.a.
Ps./$ representative market exchange rate (end of period)(8)	9.572	9.142	10.313	11.236	11.265	10.843	11.6
28-day Cetes (Treasury bill) rate (% per annum)(9)	15.2%	11.3%	7.1%	6.2%	6.8%	9.4%	7.8%

2000	2001	2002(2)	2003(2)	2004(2)	First six months of 2005(2)	2005 Budget(1)
(in millions of pesos)(1)
Public Finance(10)
Budgetary public sector revenues(3)	Ps.	346,750	Ps.	350,531	Ps.	357,719	Ps.	380,341	Ps.	397,486	Ps.	205,108	Ps.	383,665
As % of GDP	21.6%	21.9%	22.1%	23.2%	23.3%	23.6%	22.5%
Budgetary public sector expenditures(3)	Ps.	364,399	Ps.	361,640	Ps.	376,470	Ps.	391,739	Ps.	402,706	Ps.	195,971	Ps.	387,425
As % of GDP	22.7%	22.6%	23.3%	23.9%	23.6%	22.5%	22.7%
Public sector balance as % of GDP(11)	(1.1)%	(0.7)%	(1.2)%	(0.6)%	(0.3)%	1.0%	(0.2)%
Primary balance as % of GDP(11)	2.6%	2.6%	1.7%	2.1%	2.5%	3.8%	2.6%
Operational balance as % of GDP(11)	(0.4)%	(0.3)%	(0.6)%	(0.1)%	0.4%	0.4%	0.2%

	2000		2001		2002(2)		2003(2)		2004(2)		First six months of 2005(2)(16)
	(in billions of dollars or pesos, except percentages)
Public Debt(12)
Net internal public debt(13)	Ps.	606.2	Ps.	691.0	Ps.	821.3	Ps.	927.1	Ps.	1,030.0	Ps.	1,083.5
External public debt(14)		$84.6		$80.3		$78.8		$79.0		$79.2		$75.5
Long-term		$80.3		$76.7		$76.0		$77.3		$77.1		$72.8
Short-term		$4.3		$3.7		$2.8		$1.7		$2.1		$2.7
Public debt as % of nominal GDP:
Net internal public debt(13)		10.4%		11.6%		12.3%		12.7%		12.5%		13.3%
External public debt(14)		14.0%		12.3%		12.2%		12.2%		10.8%		10.1%
Total public debt as % of nominal GDP		24.4%		23.9%		24.5%		24.9%		23.3%		23.4%
Interest on external public debt as % of merchandise exports(4)		4.3%		4.3%		4.0%		4.0%		3.4%		3.5%

Note: Totals may differ due to rounding.

n.a. = Not available.

(1)	2005 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2005 and in the Programa Económico 2005 (Economic Program 2005) and do not reflect actual results for the year or updated estimates of Mexico’s 2005 economic results.

(2)	Preliminary.

(3)	Constant pesos with purchasing power as of December 31, 1993.

(4)	Merchandise export figures include in-bond industry and exclude tourism.

(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.

(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.

(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico. 2005 Budget exchange rate represents the projected average daily exchange rate for 2005.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.

(10)	Includes aggregate revenues and expenditures for the Government and budget- and administratively-controlled agencies but not off-budget revenues or expenditures.

(11)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General—Measures of Fiscal Balance.” Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.

(12)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt.

(13)	“Net internal debt” represents the internal debt of the Government and the budget-controlled agencies at the end of the indicated period, excluding Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund). In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt. Net internal debt is calculated using the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico and without consolidation with the debt of Banco de México. Figures in this table are based on this methodology, which conforms to that used by the Ministry of Finance and Public Credit in other public reports.

(14)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at June 30, 2005, (b) external borrowings by the public sector after June 30, 2005, including approximately U.S. $0.2 million of capital markets financings and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

(15)	Annualized.

Source: Ministry of Finance and Public Credit.

UNITED MEXICAN STATES

Area, Population and Society

Mexico, a nation formed by 31 states and the Federal District (comprising Mexico City), is the fifth largest nation in the Americas and the thirteenth largest in the world, occupying a territory of 758,446 square miles (1,964,375 square kilometers). To the north, Mexico shares a border of 1,959 miles (3,152 km) with the United States of America, and to the south it has borders with Guatemala and Belize. Its coastline extends over 6,911 miles (11,122 km) along both the Gulf of Mexico and the Pacific Ocean.

Mexico is the third most populous nation in the Americas, with a population of 97.5 million as reported by the Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Informatics) in its 2000 population and housing census. Based on that census, approximately 77.6% of Mexico’s population lives in urban areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with estimated populations in 2000 of 17.3 million, 3.5 million and 3.1 million, respectively. The annual rate of population growth averaged 3.3% in the 1960s and 1970s. Beginning in the 1980s, Government efforts in the areas of family planning and birth control, together with declining birth rates among women under 35 and those living in urban areas, resulted in a reduction of the population growth rate. The estimated population growth rate for 2005 is 1.02%.

Mexico is generally classified as a upper middle-income developing country. The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the “World Bank”).

Selected Comparative Statistics

	Mexico	Brazil	Chile	Venezuela	United States
Per capita GDP (2003)(1)	$8,980	$7,510	$9,810	$4,750	$37,750
Life expectancy at birth (2003)	74	69	76	74	77
Youth illiteracy rate (2002)(2)
Male	3%	7%	1%	2%	n.a.
Female	4%	4%	1%	1%	n.a.
Infant mortality rate (2003)(3)	23	33	8	18	7

n.a. = Not available.

(1)	Adjusted for purchasing power parity.

(2)	Ages 15-24.

(3)	Infant mortality per 1,000 live births.

Source: World Development Indicators 2005.

Form of Government

The present form of government was established by the Political Constitution of Mexico (the “Constitution”), which took effect on May 1, 1917. The Constitution establishes Mexico as a federal republic and provides for a tripartite government, separated into executive, judicial and legislative branches. The President and the members of Congress are elected by popular vote of Mexican citizens who are 18 years of age or older. Members of Congress are elected either directly or through a proportional representation system as described below.

The President is the chief of the executive branch of the Government. The current President of Mexico is Vicente Fox Quesada, whose term expires on November 30, 2006. The Constitution limits the President to one six-year term and does not allow re-election for any additional terms. The executive branch of the Government consists of 18 ministries and the office of the legal advisor to the executive branch. The principal officials of all the ministries are appointed by the President. The appointment of the empleados superiores (senior employees) of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) is subject to ratification by the Senate.

Federal judicial authority is vested in the Supreme Court of Justice, the Circuit and District Courts and the Federal Judicial Board. The Supreme Court is composed of 11 ministers, who serve terms that range from eight to 20 years (except in the case of members appointed prior to constitutional amendments that took effect on December 31, 1994, who serve 15-year terms). The ministers of the Supreme Court are selected by the Senate from a pool of candidates nominated by the President. The President of the Supreme Court is limited to a single term of four years. The Federal Judicial Board, which is composed of seven members, one of whom is the President of the Supreme Court, administers the federal judicial system and appoints Circuit Court judges and District Court judges (magistrados). The President appoints the Federal Attorney General. The office of the Federal Attorney General is autonomous.

Legislative authority is vested in the Congress, which is composed of the Senate and the Chamber of Deputies. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. As a result of the constitutional amendments approved in 1994, the Senate is composed of 128 members (twice its previous size), four from each state and four from the Federal District, 96 of whom are elected directly, while the other 32 are selected through a proportional representation system. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts and 200 of whom are elected through a proportional representation system that allocates those seats to political party representatives, based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote. The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority vote of each chamber.

The Partido Revolucionario Institucional (Institutional Revolutionary Party, or “PRI”) was the dominant political party in Mexico for several decades. From 1929 to 1994, the PRI won all presidential elections, and, from 1929 until July 1997, the PRI held a majority of the seats in both Chambers of the Federal Congress. Until 1989, the PRI also won all of the state gubernatorial elections.

However, in July 2000, the candidate of the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or “PAN”), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election. In addition, the PAN currently holds nine state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or “PRD”) holds four state governorships, and the Alianza por Chiapas (Alliance for Chiapas), an alliance formed by the PAN, the PRD and other parties, holds one state governorship. The PRI holds the remaining 17 of the 31 state governorships.

In the mid-1990’s, the processes through which federal elections are conducted underwent changes aimed at increasing impartiality and political neutrality through the implementation of certain institutional mechanisms in 1994 and the ratification of several constitutional amendments in 1996. The changes included:

•	the establishment of the Instituto Federal Electoral (Federal Electoral Institute), an autonomous state agency in which the President may not participate and which the Constitution empowers to resolve electoral disputes and organize elections;

•	the elimination of the Electoral Committee of the Chamber of Deputies, which had been responsible for ratifying the results of presidential elections;

•	the introduction of holographic, tamper-proof photo voter identification cards, which discourage voter fraud and aid detection of fraud;

•	the invitation of Mexican and foreign election observers to certify the electoral process;

•	the imposition of limits on expenditures on political campaigns and controls on the sources and uses of funds contributed to a political party;

•	the reduction from 315 to 300 of the maximum number of congressional representatives who may belong to a single party and the establishment of the current electoral procedure of proportional representation in the Senate; and

•	the integration into the judicial branch of the Mexican Federal Electoral Court, which had previously been part of the executive branch.

The 1996 amendments provided for the popular election of the Chief of Government of the Federal District and granted that official the authority to appoint the Attorney General of the Federal District; both positions had previously been presidential appointments. In addition, Federal District legislative delegates, who represent the various boroughs of the Federal District, have been popularly elected since July 2000. In elections held in 1997 and 2000, candidates of the PRD were elected to the office of Chief of Government of the Federal District.

In 2005, Congress granted the right to vote via absentee ballot in presidential elections to Mexican citizens residing abroad.

In the congressional election held on July 6, 2003, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on June 2, 2000. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	58	45.3%	224	44.8%
National Action Party	47	36.7	148	29.6
Democratic Revolution Party	15	11.7	97	19.4
Ecological Green Party of Mexico	5	3.9	17	3.4
Independent	3	2.3	3	0.6
Labor Party	0	0.0	6	1.2
Convergence for Democracy	0	0.0	5	1.0

Total	128	100.0%	500	100.0%

Note: Totals may differ due to rounding.

Source: Cámare de Diputados and Senado.

Foreign Affairs

Mexico has diplomatic ties with 184 countries. It is a charter member of the United Nations and a founding member of the Organization of American States, the International Monetary Fund (“IMF”), the World Bank, the International Finance Corporation and the Inter-American Development Bank. Mexico is also a non-borrowing regional member of the Caribbean Development Bank. In 1986, Mexico became a party to the General Agreement on Tariffs and Trade. In 1991, Mexico became a founding member of the European Bank for Reconstruction and Development and was admitted into the Pacific Basin Economic Co-operation Conference. Mexico is a signatory, along with Canada and the United States, of the North American Free Trade Agreement, which went into effect on January 1, 1994. On April 14, 1994, Mexico was admitted as a member of the Organization for Economic Cooperation and Development, making it the first new member to be admitted into that organization since 1973. Mexico became a member of the World Trade Organization on January 1, 1995, the date on which the World Trade Organization superseded the General Agreement on Tariffs and Trade. On July 1, 2000, a free trade agreement between Mexico and the European Union went into effect. Mexico also became a rotating member of the United Nations Security Council on January 1, 2002 and presided over the Security Council during April 2003.

Political Reform

In the domestic political arena, the Government has renewed its efforts to resolve its differences with insurgents in the Chiapas region by facilitating their participation in the political process. On September 11, 1995, the Government and the insurgents reached an agreement pursuant to which both sides accepted a common political agenda and procedural rules and agreed to the creation of a working committee regarding the rights of indigenous peoples. An agreement on a series of measures aimed at enhancing and guaranteeing the rights of the indigenous population was signed on February 16, 1996. On August 14, 2001, amendments to certain articles of the Constitution related to indigenous cultures became effective. The amendments recognize the rights of indigenous villages and communities in Mexico and grant indigenous populations increased autonomy over their internal systems of social, economic, political and cultural organization. Talks with the insurgents are currently on hold.

THE ECONOMY

National Development Plan

The Plan Nacional de Desarrollo (National Development Plan), announced on May 30, 2001, establishes the basic goals and objectives of President Vicente Fox Quesada during his six-year term. The President’s mission, as embodied in the plan, is to direct the process of transition, in a responsible and democratic manner, towards a more just and humane society and a more competitive and inclusive economy. The plan seeks to reorganize the Government’s economic and social policies and change the criteria for the allocation of public resources to achieve these goals.

The objectives of the plan are to:

•	maintain sound public finance policies designed to achieve Mexico’s development goals;

•	design public policies to facilitate dynamic economic development;

•	create political, economic and social conditions that promote national development;

•	integrate Mexico more effectively into the international markets;

•	remove legal and structural barriers to development that stifle creative processes to promote economic development; and

•	encourage innovation throughout Mexican society, including in the scientific, legal, economic, social, educational and administrative areas.

The plan’s development strategy emphasizes education, seeking to promote an educational revolution that will strengthen Mexico’s international competitiveness and provide Mexicans with a higher standard of living.

The plan recognizes that changes in the global economy, together with transformations in international trade and in the movement of investment flows across borders, have brought about fundamental changes in the structure of markets and in the nature of competition both in Mexico and abroad, creating challenges for Mexico in achieving its development goals.

On June 11, 2002, the Government announced the Programa Nacional de Financiamiento del Desarrollo 2002-2006 (National Development Financing Program 2002-2006, or “PRONAFIDE 2002-2006”). The goals of the PRONAFIDE 2002-2006 are to:

•	generate the resources needed to finance social programs contemplated by the National Development Plan;

•	increase the rate of economic growth;

•	generate jobs consistent with population growth; and

•	consolidate a stable macroeconomic environment.

The basic strategies that the Government has employed and will continue to employ in connection with the PRONAFIDE 2002-2006 are as follows:

•	implementation of structural reforms aimed at fostering a legal and economic environment favorable to the competitive participation of the private sector in productive activities;

•	promotion of public sector savings in order to increase the availability of financial resources for the private sector;

•	promotion of private sector domestic savings, with an emphasis on both low-income households and long-term savings;

•	promotion of external savings only as a complement to domestic savings; and

•	strengthening of the financial system and modernization of development banks in order to foster economic growth in the medium term.

Notwithstanding these initiatives, significant new investment in infrastructure, industrial and agricultural modernization, training and environmental protection will be required for continued growth and development. The Mexican economy is also likely to continue to be subject to the effects of adverse domestic and external factors such as declines in foreign direct and portfolio investment, high interest rates and low oil prices, which may lead to volatility in the foreign exchange and financial markets and may affect Mexico’s ability to service its foreign debt.

The PRONAFIDE 2002-2006 presents a medium-term strategy aimed at creating and strengthening domestic sources of financing within a stable macroeconomic environment and contemplates a medium-term fiscal stance that includes the following:

•	maintaining the public sector debt within sustainable levels;

•	reducing the Government’s absorption of domestic financial resources, limiting the crowding-out effect of fiscal policy to private investment in the medium term; and

•	strengthening the capacity of the Government to fulfill its social mandate.

The Role of the Government in the Economy; Privatization

Overview

Over the past two decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures included constitutional amendments and related legislation that have allowed the Government to privatize railways and satellite communications, legislation permitting Mexican private-sector companies to take part in the storage, distribution and transportation of natural gas, plans to privatize power-generating plants and secondary petrochemical plants, airports, ports and highways, and legislation on civil aviation that allows private companies to secure 30-year concessions to operate commercial air transportation services within Mexico.

Since 1983, the Government has set as a priority the sale to the private sector of its interest in all non-strategic commercial enterprises. In 1982, the Government owned or controlled 1,155 enterprises. By August 12, 2005, the number of Government-owned or controlled entities stood at 212, of which 40 were in the process of being privatized. Of the 172 entities not in the process of being privatized, 67 were enterprises majority-owned by the Government (empresas de participación estatal mayoritaria), 86 were decentralized entities (organismos decentralizados) and 19 were trusts (fideicomisos).

In January 1995, the Government announced a comprehensive privatization program intended to give new impetus to the Government’s privatization efforts, which the Government views as a key element of Mexico’s structural economic reforms. Under the privatization program, the Government has achieved more effective regulatory reforms as well as improved coordination among the relevant agencies than in previous privatizations. Congress has enacted a series of laws that increase the scope for private and foreign participation in key sectors of the Mexican economy.

In addition, in September 1995, the Government created the Fondo de Inversión en Infraestructura (Infrastructure Investment Fund, known as “FINFRA”), with the objective of encouraging greater private sector participation in the construction of basic infrastructure, such as toll roads, ports, water-treatment plants, drainage and sanitation facilities. FINFRA has participated with private investors in several infrastructure development projects in several states, including Guanajuato, México, Nuevo León, Veracruz, Coahuila, Puebla, Chiapas, Chihuahua, Zacatecas, Colima, San Luis Potosí, Tabasco, Baja California, Morelia, Querétaro, Jalisco, Hidalgo and Tlaxcala. In addition, in 2003 the Government created the Fondo Carretero (Highway Fund, known as “FONCAR”), which is a sub-fund within FINFRA designed to set aside funds allocated specifically to the development of the roads and highways infrastructure throughout the country. As of June 30, 2005, the resources of FINFRA totaled Ps. 16,500.5 million.

Telecommunications

In June 1995, Congress enacted legislation to liberalize telecommunications in Mexico upon the expiration in August 1996 of the exclusive concession granted to Teléfonos de México, S.A. de C.V. (“Telmex”) to provide domestic and international telephone services in Mexico. Pursuant to the legislation, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation) granted 30-year concessions (which may be extended for an additional 30 years) for the establishment and operation of public fixed-line telecommunications networks. No license fees were charged in connection with the granting of these concessions. In addition, the Government conducted auctions for 20-year concessions (which may be extended for an additional 20 years) to use portions of the radio spectrum to operate cellular telephone networks and for concessions to operate satellite telecommunications systems. Although the various concessions may only be granted to Mexican individuals and companies, foreigners generally may own up to 49% of the capital stock of these companies. In the case of concessions to operate cellular telephone systems, however, foreigners may increase their ownership beyond 49% with the approval of the National Foreign Investment Commission. Concessionaires are free to establish rates for the services they provide. From January 1, 1995 through December 31, 2004, the Government granted 19 concessions for local fixed-line telecommunications networks, one concession for cellular mobile telephone services, seven concessions to operate fixed or mobile wireless telecommunications networks and 34 concessions for long-distance telephone services.

On August 9, 1996, the Ministry of Communications and Transportation announced the creation of the Federal Telecommunications Commission as a decentralized administrative entity. This commission is responsible for the regulation and supervision of telecommunications services in Mexico, with the goals of promoting competition, expanding the available services and improving efficiency in this sector. The commission has been involved in the design and supervision of administrative policies, the issuance of technical standards and the undertaking of specialized analyses relating to telecommunications issues. In addition, the commission is coordinating processes to use and operate geo-stationary orbital positions and satellite orbits assigned to Mexico, including their frequency bands and rights to broadcast and receive signals. The commission has four members, including a chairman, appointed by the President of Mexico.

In mid-1997, the Government published rules that establish guidelines for permitting private investment in satellite communications. On October 24, 1997, the Autrey Group and Loral Space were awarded the bid to acquire 75% of the shares of Satélites Mexicanos, the Mexican satellite company, with the Government retaining the remaining 25% of the shares. In May 2005, certain creditors of Satélites Mexicanos filed an involuntary bankruptcy proceeding against the company in the United States under Chapter 11 of the United States Bankruptcy Code and, in June 2005, the company filed a voluntary Concurso Mercantil bankruptcy proceeding in Mexico under applicable Mexican law. The Government expects to sell its remaining stake in Satélites Mexicanos through an offering in the local and international capital markets when market conditions are favorable.

Natural Gas Industry

Effective May 12, 1995, Congress enacted amendments to the law governing the natural gas industry. The amendments provide that Mexican private sector companies (which may be owned by non-Mexican companies or individuals) may take part in the storage, distribution and transportation of natural gas and to that end may construct, own and operate natural gas pipelines, installations and equipment. From January 1, 2000 through December 31, 2004, the Government granted 76 natural gas transport concessions (although one concession was subsequently revoked), three natural gas distribution concessions and five natural gas storage concessions.

Railways

In 1995, Congress enacted a law governing railways, pursuant to which 50-year concessions may be granted (which may be extended for up to an additional 50 years) to operate sections of Mexico’s railway system. Although only Mexican individuals or companies may hold railway concessions, foreigners may own up to 49% of the capital stock of these companies and may increase their ownership beyond this limit with the approval of the National Foreign Investment Commission. In 1995, the Government divided the railway system into three regional lines, which are operated by private Mexican companies, but in each of which the Government has retained a 25% ownership interest. The Government intends to liquidate its remaining 25% ownership interest in these companies when market conditions are favorable. Through December 31, 2000, the Government had granted concessions to private sector participants covering 100% of the country’s railway freight services (in terms of the volume of transportation services) and covering 87% of the railway network. No additional concessions have been granted since 2000.

Aviation

The Ley de Aviación Civil (Civil Aviation Law) provides that the Government may award 30-year concessions (which may be extended for an additional 30 years) to operate regularly scheduled commercial air transportation services within Mexico. Concessions may only be granted to Mexican companies, but foreigners may own up to 25% of the capital stock of these companies.

The Ley de Aeropuertos (Airports Law) allows for up to 49% foreign investment in Mexico’s airports, although higher participation percentages may be obtained with the approval of the National Foreign Investment Commission. In February 1998, the Government published the General Guidelines for the Opening of Investment in the Mexican Airport System, which clarify the rules governing private sector ownership of the concessions for 35 of the 63 airports administered by Aeropuertos y Servicios Auxiliares (Auxiliary Airport Services), a Government agency. The 1998 rules also divided the country’s airport network into four geographic regions. In each region, the concession to operate the airports in that region was granted to one of four new corporations with majority Government ownership.

In December 1998, the Government sold 15% of the capital stock of the company that owns the concessions to operate, maintain and develop nine airports in the southeast region of Mexico to a consortium that included Triturados Basálticos y Derivados, S.A. de C.V. (Tribasa), Copenhagen Airports A/S, Groupe GTM, S.A. and Cintra Concesiones de Infraestructura de Transporte, S.A. In September 2000, the remaining 85% of the capital stock of the company was sold through an initial public offering in Mexico and abroad. The company is listed on the New York Stock Exchange and the Mexican Stock Exchange.

In August 1999, the Government sold 15% of the capital stock of the company that owns the concessions to operate, maintain and develop 12 airports in the Pacific region of Mexico to a consortium that included Aena Servicios Aeronáuticos, S.A., Aeropuerto del Pacífico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V. and Grupo Dragados, S.A. The Government intends to sell its remaining 85% stake in this company through an offering in the local and international capital markets when market conditions are favorable.

In May 2000, the Government sold 15% of the capital stock of the company that owns the concessions to operate, maintain and develop 13 airports in the central and northern Mexico to a consortium that included Aéroports de Paris (“ADP”), Vinci and Ingenieros Civiles Asociados (“ICA”). The Government intends to sell its remaining 85% stake in this company through an offering in the local and international capital markets when market conditions are favorable.

Electricity

The Government continues to promote private sector participation in various forms of electricity generation. In mid-1996 the first large co-generation project started in the state of Tamaulipas, opening the field for similar endeavors. With an estimated cost of over U.S. $650 million, a consortium of domestic and foreign investors built the Samalayuca II power plant in the state of Chihuahua. The plant is leased to the Federal Electricity Commission (“CFE”).

The Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term. A 1992 law currently allows private companies to generate electricity only for their own use or for sale to CFE. The executive branch of the Government presented a proposal to opposing political parties in August 2002 for an amendment to CFE norms and a constitutional amendment to achieve this objective. Past legislative initiatives to allow greater private sector participation in this sector have not succeeded. The August 2002 proposal is still under discussion and it remains unclear whether a formal bill enacting these types of reforms will be passed by the Congress.

Insurance

On May 24, 2002, the Mexican Government completed its privatization of Aseguradora Hidalgo, S.A. (“AHISA”), an insurance company formerly owned by the Government and PEMEX. The Comisión Intersecretarial de Desincorporación (Inter-secretariat De-incorporation Commission, or “CID”) approved the sale of AHISA shares owned by the Government and by Petróleos Mexicanos to MetLife Inc. for Ps. 9,200 million.

Banking

On June 19, 2002, the Government and the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”), jointly carried out the sale of nearly all of their shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“BBVA Bancomer”) in the national and international markets. On July 3, 2002, the Mexican Government and IPAB sold additional shares pursuant to an over-allotment option. The Mexican Government had retained a minority interest in Bancomer, S.A. at the time of its privatization in 1991. IPAB had acquired its shares in connection with the purchase by BBVA Bancomer of Banca Promex, S.A. in 2000. The proceeds to the Mexican Government as a result of the sale totaled Ps. 6,545.4 million for the shares sold internationally, Ps. 574.2 million for the shares sold in Mexico and U.S. $11.2 million for the shares sold in the United States in the form of American Depositary Shares (“ADSs”). The proceeds to IPAB as a result of the sale totaled Ps. 1,004.6 million for the shares sold internationally, Ps. 88.1 million for the shares sold in Mexico and U.S. $1.7 million for the ADSs sold in the United States. From November 2002 through January 2003, the Mexican Government and IPAB sold their remaining shares of BBVA Bancomer in the Mexican stock market for total net proceeds of Ps. 444.4 million for the Mexican Government and Ps. 68.2 million for IPAB.

On December 12, 2002, Congress approved the dissolution and liquidation of Banco Nacional de Crédito Rural, S.N.C., a governmental development bank.

Gross Domestic Product

Mexico’s gross domestic product (“GDP”) grew by 6.6% in real terms in 2000, decreased by 0.2% in real terms in 2001 and increased by 0.8% in real terms in 2002. The low GDP growth rates in 2001 and 2002 were attributable to the slowdown in industrial production in the United States, which adversely affected trade between the United States and Mexico and production in Mexico. The unstable political situation in the Middle East and the possibility of conflict in that region also had a negative impact on the Mexican economy.

According to preliminary figures, during 2003, GDP increased by 1.4% in real terms, as compared with 2002. The transportation, storage and communications sector grew by 5.0%; the financial services, insurance and real estate sector grew by 3.9%; the mining, petroleum and gas sector grew by 3.7%; the agriculture, livestock, fishing and forestry sector grew by 3.5%; the construction sector grew by 3.3%; the commerce, hotels and restaurants sector grew by 1.6% and the electricity, gas and water sector grew by 1.6%, each in real terms. However, the manufacturing sector contracted by 1.3% and the community, social and personal services sector decreased by 0.6%, each in real terms. GDP growth in 2003 was lower than the Government had initially projected, primarily due to a continued slowdown in production in the United States and economic uncertainty attributable in part to continued conflict in the Middle East.

According to preliminary figures, during 2004, GDP increased by 4.4% in real terms, as compared with 2003. The transportation, storage and communications sector grew by 9.7%; the construction sector grew by 5.3%; the commerce, hotels and restaurants sector grew by 4.9%; the financial services, insurance and real estate sector grew by 4.6%; the agriculture, livestock, fishing and forestry sector grew by 4.0%; the manufacturing sector grew by 3.8%; the mining, petroleum and gas sector grew by 2.5%; the electricity, gas and water sector grew by 2.3% and the community, social and personal services sector grew by 1.7%, each in real terms. GDP growth in 2004 was higher than the Government had initially projected, primarily due to economic recovery worldwide.

According to preliminary figures, during the first six months of 2005, GDP increased by 2.8% in real terms, as compared with the same period of 2004. The transportation, storage and communications sector grew by 7.4%; the financial services, insurance and real estate sector grew by 5.3%; the commerce, hotels and restaurants sector grew by 3.4%; the construction sector grew by 3.0%; the manufacturing sector grew by 1.2%; the community, social and personal services sector grew by 1.6%; the mining, petroleum and gas sector grew by 0.8% and the electricity, gas and water sector grew by 0.2%, each in real terms. The agriculture, livestock, fishing and forestry sector decreased by 2.4% in real terms.

The following tables set forth real GDP and expenditures, in constant pesos and percentage terms, for the periods indicated.

Real GDP and Expenditures

	2000		2001		2002(1)		2003(1)		2004(1)		First six months of 2005(1)
	(in billions of pesos) (2)
GDP	Ps.	1,604.8	Ps.	1,602.3	Ps.	1,615.6	Ps.	1,638.3	Ps.	1,709.8	Ps.	1,740.0
Add: Imports of goods and services		604.5		594.6		603.3		607.7		669.9		684.7

Total supply of goods and services		2,209.3		2,196.9		2,218.9		2,246.0		2,379.7		2,424.8
Less: Exports of goods and services		564.1		542.5		551.2		566.2		631.3		642.0

Total goods and services available for domestic expenditure	Ps.	1,645.2	Ps.	1,654.4	Ps.	1,667.7	Ps.	1,679.8	Ps.	1,748.3	Ps.	1,782.8

Allocation of total goods and services:
Private consumption	Ps.	1,106.5	Ps.	1,133.9	Ps.	1,151.8	Ps.	1,177.8	Ps.	1,242.9	Ps.	1,259.5
Public consumption		157.5		154.4		153.9		155.1		153.2		151.1

Total consumption		1,264.0		1,288.2		1,305.7		1,332.9		1,396.1		1,410.6
Total gross fixed investment		334.4		315.5		313.5		314.7		338.3		351.3
Changes in inventory		46.8		50.6		48.5		32.2		13.9		20.9

Total domestic expenditures	Ps.	1,645.2	Ps.	1,654.4	Ps.	1,667.7	Ps.	1,679.8	Ps.	1,748.3	Ps.	1,782.8

Note: Totals may differ due to rounding.

(1)	Preliminary. First six months of 2005 figures are annualized.

(2)	Constant pesos with purchasing power at December 31, 1993.

Source: National Institute of Statistics, Geography and Informatics.

Real GDP and Expenditures

	2000	2001	2002(1)	2003(1)	2004(1)	First six months of 2005(1)
	(as a percentage of total GDP) (2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	37.7	37.1	37.3	37.1	39.2	39.4

Total supply of goods and services	137.7	137.1	137.3	137.1	139.2	139.4
Less: Exports of goods and services	35.2	33.9	34.1	34.6	36.9	36.9

Total goods and services available for domestic expenditures	102.5%	103.3%	103.2%	102.5%	102.3%	102.5%

Allocation of total goods and services
Private consumption	68.9%	70.8%	71.3%	71.9%	72.7%	72.4%
Public consumption	9.8	9.6	9.5	9.5	9.0	8.7

Total consumption	78.8	80.4	80.8	81.4	81.7	81.1
Total gross fixed investment	20.8	19.7	19.4	19.2	19.8	20.2
Changes in inventory	2.9	3.2	3.0	2.0	0.8	1.2

Total domestic expenditures	102.5%	103.3%	103.2%	102.5%	102.3%	102.5%

Annual percentage increase (decrease) in GDP in constant 1993 prices(2)	6.6%	(0.2)%	0.8%	1.4%	4.4%	2.8%

Note: Totals may differ due to rounding.

(1)	Preliminary. First six months of 2005 figures are annualized.

(2)	Constant pesos with purchasing power at December 31, 1993.

Source: National Institute of Statistics, Geography and Informatics.

The following table sets forth the composition of Mexico’s real GDP by economic sector for the periods indicated.

Real GDP by Sector

	2000		2001		2002(1)		2003(1)		2004(1)		First six months of 2005(1)
	(in billions of pesos)(2)
Agriculture, livestock, fishing and forestry(3)	Ps.	80.6	Ps.	83.5	Ps.	83.5	Ps.	86.4	Ps.	89.9	Ps.	86.9
Mining, petroleum and gas		19.1		19.4		19.5		20.2		20.7		21.0
Manufacturing		317.1		305.0		303.0		299.1		310.3		312.4
Construction		62.9		59.3		60.6		62.6		65.9		65.7
Electricity, gas and water		26.2		26.8		27.1		27.5		28.2		27.2
Transportation, storage and communication		165.5		171.8		174.9		183.6		201.5		213.0
Commerce, hotels and restaurants		321.8		318.0		318.1		323.3		339.0		336.3
Financial services, insurance and real estate		229.8		240.2		250.4		260.2		272.2		283.2
Community, social and personal services		294.5		293.7		296.4		294.7		299.6		313.9

Subtotal		1,517.5		1,517.7		1,533.4		1,557.7		1,627.3		1,659.6
Less adjustment for banking services		41.9		44.6		48.0		51.4		55.3		59.8

Gross value added at basic values		1,475.6		1,473.2		1,485.4		1,506.3		1,572.0		1,599.8
Taxes on products, net of subsidies		129.2		129.2		130.2		132.0		137.8		140.2

GDP	Ps.	1,604.8	Ps.	1,602.3	Ps.	1,615.6	Ps.	1,638.3	Ps.	1,709.8	Ps.	1,740.0

Note: Totals may differ due to rounding.

(1)	Preliminary. First six months of 2005 figures are annualized.

(2)	Constant pesos with purchasing power at December 31, 1993.

(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: National Institute of Statistics, Geography and Informatics.

The following table sets forth the change in Mexico’s real GDP growth by sector for the periods indicated.

Real GDP Growth by Sector

	2000	2001	2002(1)	2003(1)	2004(1)	First six months of 2005(1)(2)
GDP (constant 1993 prices)	6.6%	(0.2)%	0.8%	1.4%	4.4%	2.8%
Agriculture, livestock, fishing and forestry	0.6	3.5	0.1	3.5	4.0	(2.4)
Mining, petroleum and gas	3.8	1.5	0.4	3.7	2.5	0.8
Manufacturing	6.9	(3.8)	(0.7)	(1.3)	3.8	1.2
Construction	4.2	(5.7)	2.1	3.3	5.3	3.0
Electricity, gas and water	3.0	2.3	1.0	1.6	2.3	0.2
Transportation, storage and communications	9.1	3.8	1.8	5.0	9.7	7.4
Commerce, hotels and restaurants	12.2	(1.2)	0.0	1.6	4.9	3.4
Financial services, insurance and real estate	5.5	4.5	4.2	3.9	4.6	5.3
Community, social and personal services	2.9	(0.3)	0.9	(0.6)	1.7	1.6

Note:  Totals may differ due to rounding.

(1)	Preliminary. First six months of 2005 figures are annualized.

(2)	First six months of 2005 results as compared to the same period of 2004.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

Over the medium term, the Government is committed to reversing the decline in real wages experienced in the 1990s through the control of inflation, a controlled gradual upward adjustment of wages and a reduction in income taxes for the lower income brackets. The fiscal and monetary policies implemented by the Government following the 1995 peso devaluation and the subsequent crisis succeeded in lowering inflation (as measured by the increase in the national consumer price index, or “NCPI”) from 52.0% in 1995 to 15.7% in 1997.

During most of 2000, the annual inflation rate maintained an uninterrupted downward trend in accordance with the goals established by Banco de México, falling to 9.0% for the year. However, during the last few months of 2000, the economy experienced inflationary pressures, which led Banco de México to adopt a stricter monetary stance. Consumer inflation during 2001 was 4.4%, 2.1 percentage points lower than the official inflation target for the year. Consumer inflation during 2002 was 5.7%. The increase in inflation in 2002 as compared with 2001 was attributable to several factors, including increases in residential electricity prices, domestic gas prices and fruit and vegetable prices.

Consumer inflation during 2003 was 4.0%, 1.7 percentage points lower than during 2002. The decrease in inflation in 2003 was attributable to the relative stability of residential electricity prices, domestic gas prices and fruit and vegetable prices in 2003 as compared with 2002.

Consumer inflation during 2004 was 5.2%, 1.2 percentage points higher than during 2003 and 2.2 percentage points higher than the inflation target for the year. The increase in inflation in 2004 was attributable primarily to increases in the prices of inputs and raw materials internationally. Inflation for the six months ended June 30, 2005 was 0.8%, 0.8 percentage points lower than during the same period of 2004.

Producer prices (excluding the oil and service sectors) increased by 8.0% during 2004, 1.7 percentage points higher than the increase observed during 2003. This increase was primarily attributable to an increase in internal demand.

On January 1, 2005, the minimum wage was increased by 4.5%.

The following table shows in percentage terms the changes in price indices and the annual increase in the minimum wage for the periods indicated.

Changes in Price Indices

	National Producer Price Index(1)(2)	National Consumer Price Index(1)	Increase in Minimum Wage
2000	7.4%	9.0%	10.0%
2001	2.6	4.4	7.0
2002	6.3	5.7	5.8
2003	6.2	4.0	4.5
2004	8.0	5.2	4.3
2005
January	0.1	0.0	4.5
February	0.6	0.3	0.0
March	0.3	0.5	0.0
April	0.4	0.4	0.0
May	(0.6)	(0.3)	0.0
June	(0.6)	(0.1)	0.0
July	0.5	0.4	0.0
August	0.0	0.1	0.0
September	0.4	0.4	0.0

(1)	For annual figures, change in the price index from December to December. For monthly figures, change from the end of the previous month.

(2)	Index excludes oil and services sectors

Source: Banco de México.

Interest Rates

Interest rates on 28-day Treasury Bills (Certificados de la Tesorería de la Federación, or “Cetes”) reached 18.1%, their highest level in 2000, during the last week of November 2000. This was primarily due to the volatility in the international financial markets caused by the signs of a deceleration of economic growth in the United States and the restrictive monetary policy adopted by Banco de México. However, interest rates registered a slight decline toward the end of 2000. For 2000 as a whole, the 28-day Cetes rate averaged 15.2%, 6.2 percentage points lower than the average rate during 1999, and the 91-day Cetes rate averaged 16.2%, 6.2 percentage points lower than the average rate during 1999.

During 2001, interest rates on 28-day Cetes averaged 11.3% and interest rates on 91-day Cetes averaged 12.2%, 3.9 and 3.9 percentage points lower, respectively, than the average rates during 2000. This decrease was primarily due to a decline in the inflation rate, amendments to monetary policy restrictions and decreases in interest rates abroad.

During 2002, interest rates on 28-day Cetes averaged 7.1% and interest rates on 91-day Cetes averaged 7.5%, 4.2 and 4.8 percentage points lower, respectively, than the average rates during 2001. Domestic interest rates rose during the first quarter of 2002, largely due to anticipation that inflation would result from the partial elimination of subsidies on electricity prices, but declined during the remainder of the year following monetary policy interventions that reduced the risk of inflationary pressures.

During 2003, interest rates on 28-day Cetes averaged 6.2% and interest rates on 91-day Cetes averaged 6.5%, 0.9 and 1.0 percentage points lower, respectively, than the average rates during 2002. Interest rates reached historically low levels during 2003, largely due to reduced inflationary expectations and favorable conditions in the financial markets.

During 2004, interest rates on 28-day Cetes averaged 6.8% and interest rates on 91-day Cetes averaged 7.1%, 0.6 percentage points higher, in each case, than the average rates during 2003. These increases in interest rates were primarily the result of nine increases in the “short” made by Banco de México to control monetary policy during 2004. See “Financial System—Central Bank and Monetary Policy.”

During the first six months of 2005, interest rates on 28-day Cetes averaged 9.4% and interest rates on 91-day Cetes averaged 9.6% , as compared with average rates on 28-day Cetes and 91-day Cetes of 6.0% and 6.2%, respectively, during the same period of 2004. On October 18, 2005, the 28-day Cetes rate was 8.88% and the 91-day Cetes rate was 8.93%.

Since March 1995, Banco de México has published an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interest rate, or “TIIE”). The TIIE is calculated as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. By contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or “CPP”), an alternative measure of interest rates, lags somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the TIIE for the periods indicated.

Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	TIIE
2000:
January-June	14.7%	15.8%	13.8%	16.8%
July-December	15.8	16.5	13.6	17.2
2001:
January-June	14.6	15.2	13.0	16.0
July-December	8.1	9.3	7.3	9.8
2002:
January-June	7.0	7.2	5.4	8.1
July-December	7.2	7.7	5.3	8.3
2003:
January-June	7.5	7.6	5.4	8.2
July-December	5.0	5.4	3.5	5.5
2004:
January-June	6.0	6.2	4.1	6.3
July-December	7.6	8.0	5.2	8.0
2005:
January	8.6	8.7	5.9	9.0
February	9.2	9.3	6.1	9.5
March	9.4	9.7	6.4	9.8
April	9.6	10.0	6.6	10.0
May	9.8	9.9	6.8	10.1
June	9.6	9.8	6.7	10.0
July	9.6	9.7	6.7	10.0
August	9.6	9.7	6.8	10.0
September	9.2	9.1	6.7	9.7

Source: Banco de México.

Employment and Labor

The number of permanent workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, was 10,863,000 in December 2004, an increase of 227,000 from the level recorded at the end of 2003. According to preliminary information, the open unemployment rate1 (Tasa Desempleo Abierto) was 3.0% in December 2004, or

[1]	The open unemployment rate is a measure of all unemployed persons older than 12 years of age who are prepared to begin work immediately and who have searched for employment (a) during the previous month or (b) during the month prior to the previous month but not during the previous month due to reasons linked to the employment market.

0.1 percentage points higher than the rate registered in December 2003. In 2004, the average unemployment rate was 3.8%, an increase of 0.5 percentage points from the average in 2003.

Unemployment has been and continues to be particularly widespread in rural areas, where according to preliminary figures, approximately 22.4% of the population resides. Since the early 1990s, Mexico’s trade liberalization policies and the implementation of the North American Free Trade Agreement have produced structural changes in the economy that have generated unemployment. Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government recognizes that addressing Mexico’s significant unemployment and underemployment problem is likely to continue to be an important challenge.

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled labor and management personnel, as well as high turnover rates. Since 1978, the Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. The Government recognizes that further significant investment in worker training will be required.

A significant portion of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains certain legal limitations on strikes. Approximately 0.005% of the total working days were lost due to strikes in 2004, up from 0.003% registered in 2003.

Mexico’s minimum wage is set by the National Wage Commission, which consists of representatives of business, labor and the Government. Mexican law requires industry to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems. The minimum wage increased by 4.5% on January 1, 2005.

The Ley del Seguro Social (Social Security Law) and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, together with the Social Security Law, the “Social Security Laws”) require employers (including government entity employers) to deposit with a credit institution selected by the employer an amount equal to 2% of each worker’s base salary. The amount contributed on behalf of each worker forms a retirement sub-account that, together with the housing sub-account described in the following paragraph, constitutes a single account for each worker. Sums contributed to a worker’s retirement sub-account may be withdrawn only when the worker retires or becomes permanently disabled. In addition, beginning in 1997, each worker may maintain an independent retirement account managed by an approved retirement fund manager. The retirement fund managers are financial institutions established, subject to Government approval, to administer individual pension accounts and manage mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds). A majority of the outstanding shares of each retirement fund manager must be owned by Mexican persons, and no single person may acquire control over more than 10% of any class of shares. This retirement savings system was designed both to improve the economic condition of Mexican workers and to promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors.

The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (the National Workers’ Housing Fund Institute) was created in 1972 in order to administer housing programs for workers and address the shortage of housing, estimated at 4.2 million housing units as of December 2004, based on data from the 2000 census. The housing fund institute acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are in turn required to be deposited to an account of the housing fund institute at Banco de México. Upon a worker’s receipt of a loan from the housing fund institute for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

At December 31, 2004, funds totaling approximately Ps. 133.7 billion had been deposited in the pension and housing funds, Ps. 44.3 billion of which corresponds to deposits in workers’ retirement sub-accounts and Ps. 89.4 billion of which corresponds to deposits in workers’ housing sub-accounts.

At December 31, 2004, there were 20,959,279 individual retirement accounts that had been established with retirement fund managers. At December 31, 2004, the total amount of funds accumulated in the individual accounts of workers with retirement fund managers (including transfers from the pension sub-accounts established with banks under the old Social Security Laws, direct contributions under the new pension system and housing sub-accounts managed by the National Workers’ Housing Fund Institute) was Ps. 717.5 billion.

At December 31, 2004, the assets managed by retirement fund managers in mutual funds totaled Ps. 478.8 billion. The mutual funds may invest up to 100% of the funds they hold in Mexican Government debt securities, up to 100% in securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign-currency denominated securities, depending on the credit rating of the issuer. At December 31, 2004, 82.6% of the total portfolio of the mutual funds was invested in Mexican Government securities, while the remaining 17.4% was invested in private sector, bank or local government securities.

PRINCIPAL SECTORS OF THE ECONOMY

Manufacturing

According to preliminary figures, during 2002, the manufacturing sector contracted by 0.7% in real terms, as compared with 2001. The contraction of the sector was attributable primarily to a decrease in production of in-bond industries, or maquiladoras. The contraction of the maquiladora sector was caused largely by the weakness of the United States economy and the corresponding decrease in external demand, particularly from the United States. In real terms, the production of non-metallic mineral products grew by 3.8%; the food, beverages and tobacco sector grew by 1.9% and basic metal industries grew by 1.3%. In contrast, most sectors contracted in real terms: textiles, garments and leather contracted by 5.9%; wood industry and derivatives contracted by 4.9%; other manufacturing industries contracted by 3.6%; metallic products, machinery and equipment contracted by 2.0%; paper, paper products and printing contracted by 1.8% and chemical products, petroleum derivatives, rubber and plastic products contracted by 0.4%.

According to preliminary figures, during 2003, the manufacturing sector contracted by 1.3% in real terms, as compared with a 0.7% contraction in 2002. The contraction of the manufacturing sector was caused primarily by a decline in production of the in-bond industry and the continued weakness of the U.S. economy, resulting in a continued decline in external demand for Mexican products from the United States. Four manufacturing sector categories experienced growth in 2003: basic metals industries grew by 4.1%; food, beverages and tobacco grew by 1.7%; chemical products, petroleum derivatives, rubber and plastic products grew by 1.5% and non-metallic minerals products grew by 0.1%, each in real terms. In contrast, five manufacturing sector categories contracted in 2003: textiles, garments and leather contracted by 6.7%; metallic products, machinery and equipment contracted by 4.9%; wood industry and derivatives contracted by 2.2%; other manufacturing industries contracted by 1.4% and paper, paper products and printing contracted by 1.0%, each in real terms.

According to preliminary figures, the manufacturing sector grew by 3.8% in real terms during 2004, as compared to 2003, due primarily to the growth of external demand from the United States. All manufacturing sectors experienced growth during 2004: basic metal industries grew by 6.0%; non-metallic mineral products grew by 5.2%; metallic products, machinery and equipment grew by 5.1%; chemical products, petroleum derivatives, rubber and plastic products grew by 3.8%; food, beverages and tobacco grew by 2.7%; other manufacturing industries grew by 2.6%; paper, paper products and printing grew by 1.9%; textiles, garments and leather grew by 1.6% and wood industry and derivatives grew by 0.6%, each in real terms.

According to preliminary figures, the manufacturing sector grew by 1.2% in real terms during the first six months of 2005, as compared to the same period of 2004. Other manufacturing industries grew by 6.0%; non-metallic mineral products grew by 4.0%; food, beverages and tobacco grew by 3.8%; basic metal industries grew by 1.0%; chemical products, petroleum derivatives, rubber and plastic products grew by 1.0% and paper, paper products and printing grew by 0.8%, each in real terms. In contrast, wood industry and derivatives contracted by 2.8%, textiles, garments and leather contracted by 1.4% and metallic products, machinery and equipment contracted by 1.1%, each in real terms.

The following table shows the value of industrial manufacturing output and the percentage of total output accounted for by each manufacturing sector in constant 1993 prices.

Industrial Manufacturing Output

	2000		2001		2002(1)		2003(1)		2004(1)		2000	2004(1)
	(in billions of pesos)(2)										(% of total)
Food, beverages and tobacco	Ps.	75.3	Ps.	77.0	Ps.	78.5	Ps.	79.9	Ps.	82.0	23.8%	26.4%
Metallic products, machinery and equipment		101.9		94.9		92.9		88.4		92.9	32.1	29.9
Chemical products, petroleum derivatives, rubber and plastic products		45.9		44.1		44.0		44.7		46.3	14.5	14.9
Textiles, garments and leather		26.3		24.0		22.6		21.1		21.4	8.3	6.9
Non-metallic mineral products other than petroleum derivatives and coal		20.7		20.3		21.1		21.1		22.2	6.5	7.2
Basic metals industries		15.2		14.1		14.3		14.9		15.8	4.8	5.1
Paper, paper products and printing		14.0		13.4		13.2		13.1		13.3	4.4	4.3
Wood industry and derivatives		8.3		7.8		7.4		7.2		7.3	2.6	2.3
Other manufacturing industries		9.4		9.2		8.9		8.8		9.0	3.0	2.9

Total	Ps.	317.1	Ps.	305.0	Ps.	303.0	Ps.	299.1	Ps.	310.3	100.0%	100.0%

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Constant pesos with purchasing power at December 31, 1993.

Source: National Institute of Statistics Geography and Informatics.

To take advantage of lower manufacturing overhead, particularly with respect to labor costs, and Mexico’s long common border with the United States, the Government has encouraged the development of in-bond industries since the early 1980s. Companies in these industries are permitted to import duty-free all machinery, equipment and materials used to produce goods for re-export. These products include auto parts, electronic items, food, household appliances, finished textiles and toys. See “External Sector of the Economy—In-bond Industry.”

Most of the growth in Mexico’s manufacturing output since 1987 has resulted from increased production by plants located outside of the Valley of Mexico (where Mexico City is located). However, a significant portion of Mexico’s manufacturing output still originates from plants located in this area. In an effort to address the high pollution levels in the Valley of Mexico, the authorities have implemented regulations that require certain types of plants to reduce operations or close temporarily when the concentration of pollutants in the air rises to certain levels. The authorities ordered industrial plants in the Valley of Mexico to reduce operations for eight days in 1999, one day in 2002 and one day in 2003 due to high pollution levels. No restrictions were ordered in 2000, 2001 or 2004 due to lower than anticipated pollution levels during those years. The Government has also followed a general policy of discouraging industry from constructing new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara.

The concentration of industry in the Valley of Mexico, together with Mexico City’s climatic and demographic characteristics, contribute to high levels of suspended particles, sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil), airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry), carbon monoxide (produced by the incomplete combustion of gasoline) and ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation). While the various means of transportation in and around Mexico City account for the vast majority of the air pollution in Mexico City and, indirectly, for the vast majority of ozone present in the atmosphere (and are thus the main target of anti-pollution programs), industry also produces a significant amount of pollution.

In addition to the existing anti-pollution regulations issued pursuant to the Ley General de Equilibrio Ecológico y la Protección al Ambiente (Law of Ecologic Equilibrium and the Protection of the Environment), on March 11, 1992, the Government, through the Metropolitan Pollution Commission of the Valley of Mexico, entered into an agreement with representatives of industries located in the Valley of Mexico to coordinate and intensify measures to control and reduce the pollution generated by these industries.

Moreover, the use of catalytic converters in cars has been phased in, and, starting with the 1993 model year, all new cars driven in Mexico City are required to be equipped with emissions control equipment that meets U.S. performance standards. In 1989, Mexico City instituted a program entitled Hoy No Circula (No Driving Today), requiring that one-fifth of the city’s private vehicles be kept out of circulation each weekday. The program has periodically been expanded to remove cars from circulation two times each week, when the Government has detected high levels of pollution in the city. This program currently remains in effect in Mexico City and has been introduced in several other cities.

Petroleum and Petrochemicals

General

Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”) comprise Mexico’s state oil and gas company. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Government of Mexico and is a legal entity empowered to own property and carry on business in its own name. PEMEX is the largest company in Mexico and is one of the largest companies in the world.

The law establishing Petróleos Mexicanos and the subsidiary entities allocates the operating functions of PEMEX among the four subsidiary entities. This law and related regulations grant PEMEX the exclusive right to:

•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•	explore, exploit, produce and sell (first-hand) natural gas, as well as transport and store natural gas, to the extent these activities are inextricably linked with such exploitation and production; and

•	produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that are considered “basic” petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

Results of Operations

Based on the consolidated results of Petróleos Mexicanos, the subsidiary entities and Petróleos Mexicanos’ consolidated subsidiary companies, total sales revenues (expressed in constant pesos with purchasing power at December 31, 2004 and calculated net of the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS Tax”)) for 2004 amounted to Ps. 718.9 billion, an increase of 28.6% as compared with total sales revenues (net of the IEPS Tax) during 2003 of Ps. 558.9 billion, primarily as a result of a 27.9% increase in domestic sales attributable to increased unit prices and higher sales volumes and a 29.5% increase in export sales. During 2004, the net loss of PEMEX, as calculated in accordance with Mexican GAAP, amounted to Ps. 25.5 billion, as compared with a net loss during 2003 of Ps. 42.8 billion. This 40.4% decrease in losses was primarily due to an increase in both export and domestic sales due to higher crude oil and product prices, higher sales volume, a 261.3% increase in other revenues, net, and a 78.3% decrease in comprehensive financing cost, which was only partially offset by an increase in cost and operating expenses and a 17.9% increase in taxes and duties paid.

In 2004, total consolidated export sales increased by 29.5% in peso terms, from Ps. 250.6 billion in 2003 to Ps. 324.6 billion in 2004. During 2004, export sales by the subsidiary entities to P.M.I. Comercio Internacional, S.A. de C.V. (“PMI”), Petróleos Mexicanos’ marketing subsidiary, to its affiliates and to third parties (excluding the trading activities of PMI and its affiliates) increased by 27.2% in peso terms (with dollar-denominated export revenues converted to pesos at the exchange rate on the date on which the export sale was made), from Ps. 213.7 billion in 2003 to Ps. 271.8 billion in 2004, mainly due to an increase in the average price of crude oil exports and an increase in sales volumes. The weighted average price per barrel of crude oil that Pemex-Exploración y Producción sold to PMI for export in 2004 was U.S. $31.02, 25.3% higher than the weighted average price of U.S. $24.75 in 2003. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2004 was U.S. $31.05, 25.3% higher than the weighted average price of U.S. $24.78 in 2003. Domestic sales (net of the IEPS Tax) increased by 27.9%, from Ps. 308.4 billion in 2003 to Ps. 394.3 billion in 2004, due to an increase in sales volumes and prices.

PEMEX’s total sales revenues (expressed in constant pesos with purchasing power at June 30, 2005 and calculated net of the IEPS Tax) for the first six months of 2005 amounted to Ps. 401.5 billion, an increase of 21.0% as compared with total sales revenues (net of the IEPS Tax) during the first six months of 2004 of Ps. 331.8 billion. During the first six months of 2005, the net gain of PEMEX, as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 7.0 billion, as compared with a Ps. 31.3 billion net loss during the first six months of 2004. This Ps. 38.3 billion increase in income resulted primarily from the adoption of new accounting standards in 2004 and 2005, an increase in both export and domestic sales due to higher crude oil and product prices, higher sales volume, a Ps. 14.7 billion increase in other revenues, net, and a 128.5% decrease in comprehensive financing cost, which was only partially offset by an increase in cost and operating expenses and a 14.9% increase in taxes and duties paid.

Total consolidated export sales increased by 23.1% in peso terms during the first six months of 2005 (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made), from Ps. 149.4 billion in the first six months of 2004 to Ps. 184.0 billion in the first six months of 2005. During the first six months of 2005, excluding the trading activities of the PMI Group, export sales by the subsidiary entities to PMI, to PMI’s affiliates and to third parties increased by 25.3% in peso terms, from Ps. 124.3 billion in the first six months of 2004 to Ps. 155.8 billion in the first six months of 2004. Domestic sales (net of the IEPS Tax) increased by 19.3% in the first six months of 2005, from Ps. 182.3 billion in the first six months of 2004 to Ps. 217.5 billion in the first six months of 2005, due to increased unit prices and higher sales volumes.

Reserves

Under the Political Constitution of Mexico and the Regulatory Law to Article 27 of the Political Constitution of Mexico, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the law establishing them, Petróleos Mexicanos and the subsidiary entities (except for Pemex-Petrochemicals) have the exclusive right to produce, not own, these reserves, and sell the production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff.

Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure history.

The reserves data set forth herein represent only estimates. Reserves evaluation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the date of an estimate may justify revision of an estimate.

Mexico’s total proved developed and undeveloped reserves of crude oil and condensates decreased by 7.7% in 2004, from 16.0 billion barrels of oil equivalent at December 31, 2003 to 14.8 billion barrels of oil equivalent at December 31, 2004. Mexico’s proved developed reserves of crude oil and condensates decreased by 7.6% in 2004, from 10.5 billion barrels of oil equivalent at December 31, 2003 to 9.7 billion barrels of oil equivalent at December 31, 2004. Mexico’s total proved developed and undeveloped dry gas reserves decreased by 0.7% in 2004, from 14.9 trillion cubic feet at December 31, 2003 to 14.8 trillion cubic feet at December 31, 2004. Mexico’s proved developed dry gas reserves increased by 2.9% in 2004, from 8.1 trillion cubic feet at December 31, 2003 to 8.3 trillion cubic feet at December 31, 2004.

The following two tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2000	2001	2002	2003	2004
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	21,519	20,186	18,767	17,196	16,041
Revisions	(180)	(144)	(247)	120	(109)
Extensions and discoveries(2)	91	2	(36)	84	245
Production	(1,244)	(1,277)	(1,288)	(1,359)	(1,374)

At December 31	20,186	18,767	17,196	16,041	14,803

Proved developed reserves at December 31	12,312	12,622	11,725	10,473	9,745

Note:  Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2000	2001	2002	2003	2004
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	18,471	17,365	16,256	14,985	14,850
Revisions	3	(78)	(443)	695	547
Extensions and discoveries(1)	58	98	313	354	641
Production(2)	(1,167)	(1,129)	(1,141)	(1,184)	(1,231)

At December 31	17,365	16,256	14,985	14,850	14,807

Proved developed reserves at December 31	9,713	8,776	8,572	8,094	8,325

Note:  Numbers may not total due to rounding.

(1)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

(2)	Natural gas production reported in other tables refers to wet, sour gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Exploration and Drilling

PEMEX seeks to identify new oil reservoirs through its exploration program in order to maintain an adequate level of reserves. From 1990 through 2004, PEMEX completed 3,818 exploration and development wells. During 2004, the average success rate for exploration wells was 41%, and the average success rate for development wells was 94%. From 2000 to 2004, PEMEX discovered 22 new crude oil fields and 72 new natural gas fields, bringing the total number of PEMEX’s crude oil and natural gas fields in production to 355 at the end of 2004.

While most of PEMEX’s offshore production in the Gulf of Mexico occurs in waters less than 100 meters deep, PEMEX’s exploration program for 2004 included exploration of regions located in deeper waters. PEMEX’s most productive crude oil and natural gas fields in the Gulf of Mexico are in the Cantarell complex, Ku-Maloob-Zaap in the Northeastern Marine region and Caan, Abkatún and Chuc in the Southwestern Marine region. The

Cantarell complex, for example, produced 2,114 thousand barrels per day of crude oil in 2004, or 62.5% of PEMEX’s total 2004 crude oil production, and 773 million cubic feet per day of natural gas in 2004, or 16.9% of PEMEX’s total 2004 natural gas production.

The following table summarizes PEMEX’s drilling activity for the five years ended December 31, 2004.

	Year Ended December 31,
	2000	2001	2002	2003	2004
Wells drilled	285	449	447	653	733
Wells completed	247	459	459	593	727
Exploratory wells	37	53	55	88	103
Success rate %	57	53	49	60	41
Development wells	210	406	404	505	624
Success rate %	95	91	88	90	94
Producing wells (annual averages)	4,184	4,435	4,590	4,941	5,286
Marine Region	310	352	346	369	380
Southern Region	1,113	1,066	1,000	979	935
Northern Region	2,761	3,017	3,245	3,593	3,971
Fields in production	299	301	309	340	355
Marine Region	18	19	20	23	25
Southern Region	104	96	93	102	97
Northern Region	177	186	196	215	233
Drilling Rigs	43	50	70	101	132
Kilometers drilled	782	1,098	1,186	1,793	2,106
Average depth by well (meters)	2,838	2,359	2,478	2,904	2,704
Discovered Fields(1)	6	15	16	33	24
Crude Oil	1	0	2	11	8
Natural gas	5	15	14	22	16
Crude oil and natural gas output by well (barrels per day)	959	923	900	880	833

Note:  Numbers may not total due to rounding.

(1)	Includes only fields with proved reserves.

Source: Pemex-Exploration and Production.

Production and Refining

PEMEX produces four types of crude oil: Maya, a heavy crude oil; Altamira, a heavy crude oil; Isthmus, a light crude oil and Olmeca, a very light crude oil. Most of PEMEX’s production consists of Isthmus and Maya crude oil. In 2004, 72.7% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crudes and 27.3% consisted of light and very light crudes. In 2004, PEMEX produced an average of 3,383 thousand barrels per day of crude oil, 0.4% greater than PEMEX’s average daily production in 2003 of 3,371 thousand barrels per day of crude oil.

PEMEX’s average natural gas production increased by 1.7% in 2004, from 4,498 million cubic feet per day in 2003 to 4,573 million cubic feet per day in 2004, and condensates production in 2004 was 12.6% higher than in the same period of 2003. Refined products production increased by 1.4% from 1,343 thousand barrels per day in 2003 to 1,361 thousand barrels per day in 2004.

The following table sets forth production rates for crude oil, natural gas, refined products and petrochemicals.

	Year Ended December 31,
	2000	2001	2002	2003	2004
Production
Crude oil (tbpd)	3,012	3,127	3,177	3,371	3,383
Natural gas(1) (mmcfpd)	4,679	4,511	4,423	4,498	4,573
Refined products(2) (tbpd)	1,246	1,267	1,276	1,343	1,361
Petrochemicals(3) (ttpy)	11,501	10,377	9,880	10,298	10,731

Notes:	Totals may differ due to rounding.
mmcfpd = million cubic feet per day.
tbpd = thousand barrels per day.
ttpy = thousand tons per year.

(1)	Reflects natural gas production by Pemex-Exploration and Production.

(2)	Includes natural gas liquids.

(3)	These figures include petrochemical products manufactured by Pemex-Petrochemicals and its subsidiaries, those manufactured by Pemex-Refining and ethane and sulfur produced by Pemex-Gas and Basic Petrochemicals.

Source: PEMEX’s December 2004 Indicadores Petroleros.

Petrochemicals

PEMEX produces basic inputs into the petrochemical production process (such as ethane, butane, natural gas liquids and pentanes), other inputs (such as oxygen, nitrogen and hydrogen), petrochemicals (such as methane derivatives, ethylene and its derivatives, aromatics and their derivatives and propylene and its derivatives) and by-products obtained in the petrochemical production process (such as hydrochloric acid and sulfur).

PEMEX’s total petrochemical production increased by 4.2% in 2004, from 10,298 thousand tons in 2003 to 10,731 thousand tons in 2004.

Under Mexican law, the right to manufacture “basic” petrochemical products is vested solely in the Mexican nation, which may produce them only through PEMEX or any other decentralized public entity established by law for this purpose. Basic petrochemical products have traditionally been defined as those which result from the first physical or chemical transformation of crude oil and those considered to be strategic. Since 1996, only nine products—ethane, propane, butane, pentanes, hexane, heptane, naphthas, carbon black feedstocks and methane (but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry from deposits in Mexico)—have been considered “basic” petrochemicals.

Since the end of 1993, Mexican law has permitted private investment in the manufacture of “secondary” petrochemical products. These are defined to include all petrochemical products not designated “basic” by the Ministry of Energy. Both foreign and domestic private investors may own 100% of any petrochemical plant producing secondary petrochemicals, and companies engaged in the production of secondary petrochemicals which produce basic petrochemicals as by-products may now sell them in the production process within plants in the same unit or complex, or deliver them to PEMEX pursuant to an agreement and under terms established by the Ministry of Energy. As a result, PEMEX no longer has a monopoly on the production and initial sale of most petrochemicals in Mexico.

Pemex-Petrochemicals and Petróleos Mexicanos are the sole shareholders of seven subsidiaries that hold the assets and liabilities associated with the production of non-basic petrochemicals, as well as the real estate corresponding to each complex or plant. On September 15, 2004, a resolution was published in the Official Gazette of the Federation (Diario Oficial de la Federación) authorizing the Ministry of Energy to carry out the merger of the seven subsidiaries of Pemex-Petrochemicals into Pemex-Petrochemicals. The Board of Directors of Petróleos Mexicanos has also approved the merger. Pursuant to this resolution, the merger process have been completed by September 15, 2005. On September 12, 2005, the Ministry of Energy requested a six-month extension to complete the merger process since, among other issues, an authorization regarding the ownership of the capital stock of the seven subsidiaries has not yet been granted by the Ministry of Finance and Public Credit.

Commercial Activities

Besides crude oil and natural gas, PEMEX markets a full range of oil and gas derivatives in Mexico, including gasolines, jet fuels, diesel, fuel oil and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy requirements. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

PEMEX sells approximately 44.0% of its crude oil in the domestic market in the form of refined products and petrochemicals; it exports the remainder of the crude oil (1.84 million barrels per day in 2003 and 1.87 million barrels per day in 2004). Total net exports averaged U.S. $10.46 billion per year between 2000 and 2003, and were U.S. $16.38 billion in 2004.

The following tables set forth the average volume and value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2004.

Volume of Exports and Imports

	Year Ended December 31,					2004 vs. 2003
	2000	2001	2002	2003	2004
	(in thousands barrels per day, except as noted)					(%)
Exports
Crude Oil
Olmeca	397.6	317.4	244.8	215.6	221.4	2.7
Isthmus	109.8	86.8	45.8	24.9	27.4	10.0
Altamira	10.6	19.5	16.9	13.7	13.4	(2.2)
Maya	1,085.8	1,331.9	1,397.6	1,589.6	1,608.1	1.2

Total crude oil	1,603.7	1,755.7	1,705.1	1,843.9	1,870.3	1.4
Natural gas(1)	3.5	3.7	4.4	—	—	—
Refined products	112.5	102.5	155.9	178.9	151.8	(15.1)
Petrochemical products(2)	1,123.9	794.0	801.7	834.8	915.7	9.7
Imports
Natural gas(3)	231.4	292.2	592.5	756.9	766.0	1.2
Refined products	445.5	382.0	349.9	287.2	310.5	8.1
Petrochemical products(2)	444.4	280.3	295.3	532.4	276.6	(48.0)

Note: Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2004 may be adjusted to reflect the percentage of water in each shipment.

(1)	Fuel oil equivalent.

(2)	Thousands of metric tons.

(3)	Millions of cubic feet per day.

Source: PMI operating statistics, which are based on information in bills of lading.

Value of Exports and Imports(1)

	Year ended December 31,					2004 vs. 2003
	2000	2001	2002	2003	2004
	(in millions of nominal U.S. dollars)					(%)
Exports
Olmeca	$4,219.9	$2,775.7	$2,222.9	$2,307.7	$3,187.9	38.1
Isthmus	1,119.5	705.9	392.5	255.4	380.9	49.1
Altamira	76.2	90.9	119.6	114.5	138.2	20.7
Maya	9,137.2	8,355.1	10,657.2	13,998.7	17,550.8	25.4

Total crude oil(2)	$14,552.9	$11,927.6	$13,392.2	$16,676.3	$21,257.8	27.5
Natural gas	48.8	47.8	4.0	—	—	—
Refined products	1,167.8	896.5	1,288.1	1,743.4	2,036.8	16.8
Petrochemical products	280.3	145.2	145.3	186.0	250.8	34.8

Total products	$1,496.9	$1,089.5	$1,437.4	$1,929.4	$2,287.6	18.6
Total exports	$16,049.8	$13,017.1	$14,829.6	$18,605.6	$23,545.4	26.6

Imports
Natural gas	$366.5	$423.8	$775.4	$1,526.2	$1,715.1	12.4
Refined products	5,411.3	4,170.0	3,827.4	3,777.3	5,306.2	40.5
Petrochemical products	125.2	83.9	70.5	105.5	145.9	38.3

Total imports	$5,903.0	$4,677.7	$4,673.3	$5,409.0	$7,167.2	32.5

Net exports	$10,146.8	$8,339.4	$10,156.3	$13,196.7	$16,378.2	24.1

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products, petrochemicals and natural gas purchased by P.M.I. Trading Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in the financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.

(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Sources: PMI operating statistics, which are based on information in bills of lading.

The following table sets forth the average price per barrel of crude oil exported by PEMEX for the years indicated.

Crude Oil Prices

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	$29.00	$23.96	$24.87	$29.32	$39.34
Isthmus	27.87	22.27	23.48	28.08	38.04
Maya	22.99	17.19	20.89	24.13	29.82
Altamira	19.67	12.75	19.41	22.81	28.12
Weighted average realized price	$24.79	$18.61	$21.52	$24.78	$31.05

Source: PMI operating statistics, which are based on information in bills of lading.

From 2000 to 2004, PEMEX’s crude oil export sales by volume were distributed among the following countries:

Crude Oil Exports by Country

	Percentage of Exports
	2000	2001	2002	2003	2004
United States	75.0%	75.3%	78.6%	78.0%	79.2%
Spain	8.7	8.4	8.3	7.8	8.0
Netherlands Antilles	6.7	7.6	5.3	5.7	6.2
Japan	2.2	1.0	0.6	0.6	0.0
Canada	1.7	1.6	1.2	1.6	1.5
Others	5.7	6.2	6.1	6.4	5.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

Source: PMI operating statistics, which are based on information in bills of lading.

Although it is not a member of the Organization of the Petroleum Exporting Countries (“OPEC”), since 1998 Mexico has entered into agreements with OPEC and non-OPEC members to reduce its oil exports in order to stabilize international oil prices. Under three agreements in 1998 and 1999, Mexico agreed to reduce PEMEX’s oil exports by 325 thousand barrels per day through most of 1999. These agreements were successful in stabilizing oil prices in 1999. All three crude oil export reduction agreements expired on March 31, 2000.

Since then, the Ministry of Energy of Mexico has periodically announced increases and decreases in crude oil exports in conjunction with production revisions by other oil producing countries in order to stabilize oil prices. During 2000, the Ministry of Energy of Mexico announced increases in crude oil exports by a total of 225 thousand barrels per day, in line with OPEC agreements to increase crude oil production that year. By contrast, in 2001, the Ministry of Energy announced reductions in crude oil export levels totaling 185 thousand barrels per day. Mexico agreed with other oil producing countries to reduce its oil exports in conjunction with production cuts by other oil producing countries in order to stabilize oil prices, which fell sharply in December 2000. During 2002, the Ministry of Energy announced a decrease in crude oil exports of 100 thousand barrels per day, to 1.66 million barrels per day, in line with OPEC announcements to reduce crude oil production levels that year.

In January 2003, as a result of increasing market demand, Mexico agreed to increase its crude oil exports by 100 thousand barrels per day to a level of 1.76 million barrels per day. In February 2003, in light of the loss of more than 2 million barrels per day of Venezuelan crude oil, Mexico announced a further 120 thousand barrel per day increase in its crude oil export to a level of 1.88 million barrels per day. In September 2003, OPEC announced that it would cut crude oil production by 900 thousand barrels per day beginning November 1, 2003. Following this announcement, Mexico announced that it expected to maintain its crude oil exports at their present levels. In March 2004, OPEC announced that it would cut crude oil production by one million barrels per day beginning April 1, 2004. In June 2004, OPEC announced that it would increase crude oil production by 500 thousand barrels per day beginning August 1, 2004. In September 2004, OPEC announced that it would increase crude oil production by 1 million barrels per day beginning November 1, 2004. In March 2005, OPEC announced an additional 500 thousand barrels per day increase in the ceiling to 27.5 million barrels per day in view of the expectation of another year of strong global oil demand. In June 2005, OPEC announced that it would increase crude oil production by 500 thousand barrels per day beginning July 1, 2005. In September 2005, OPEC announced that it would make available to the market its members’ spare capacity of around 2 million barrels per day for a period of three months, starting October 1, 2005, in order to maintain oil market stability. OPEC will reconvene in December to review its production policy. As of the date of this report, Mexico has not announced any revisions to its current levels of crude oil exports as a result of these latest announcements by OPEC.

PEMEX imports natural gas to satisfy shortfalls in domestic production and to meet demand in areas of northern Mexico which, due to the distance from PEMEX’s fields, can be supplied more efficiently through imports from the United States. PEMEX imported 766.0 million cubic feet per day of natural gas in 2004, a 1.2% increase over the 756.9 million cubic feet per day imported in 2003. Imports of natural gas increased in value by 12.4%

during 2004, as a result of increased domestic demand for natural gas and higher natural gas prices, while PEMEX exported no natural gas in 2004.

In 2004, PEMEX continued to be a net importer of refined products, with imports of refined products increasing in value by 40.5%, while exports of refined products increased in value by 16.8%. PEMEX’s net imports of refined products for 2004 totaled U.S. $3,269.4 million, a 60.7% increase from the refined products trade deficit of U.S. $2,033.9 million in 2003. Imports of refined products increased in volume by 8.1% during 2004, while exports of refined products decreased in volume by 15.1%. During 2005, import volumes of refined products are likely to continue to fluctuate significantly as a result of the anticipated startup of new refining plants.

Exports of petrochemical products increased from approximately 834.8 thousand metric tons in 2003 to approximately 915.7 thousand metric tons in 2004, while imports of petrochemical products decreased from approximately 532.4 thousand metric tons in 2003 to approximately 276.6 thousand tons in 2004. The value of petrochemical exports increased by 34.8%, from U.S. $186.0 million in 2003 to U.S. $250.8 million in 2004, while the value of petrochemical imports increased by 38.3%, from U.S. $105.5 million in 2003 to U.S. $145.9 million in 2004.

Capital Expenditures and Investments

In nominal peso terms, Pemex-Exploration and Production invested Ps. 113,332 million in 2004, as compared to Ps. 88,380 million in 2003, representing a 28.2% increase in nominal terms in investment in exploration and production. Pemex-Exploration and Production’s investments comprised approximately 92.2% of PEMEX’s total capital expenditures in 2004. An important component of PEMEX’s investment budget consists of projects financed under the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”). In 2004, in nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS investments totaled approximately Ps. 109,638 million, including Ps. 27,240 million in investments in the Cantarell fields, Ps. 23,413 million in the Strategic Gas Program, Ps. 16,344 million for development of the Burgos natural gas fields, Ps. 10,222 million in investments in the Ku-Maloob-Zaap fields, Ps. 6,270 million in investments in the Antonio J. Bermúdez fields, Ps. 4,152 million in investments in the Chuc fields, Ps. 2,769 million in investments in the Abkatún Integral project, Ps. 2,402 million in investments in the Agua Fría-Coapechaca-Tajín fields and Ps. 2,274 million in investments in the Arenque fields. During 2004, the investments in these nine projects amounted to 86.7% of all PIDIREGAS investments in exploration and production. The remaining 13.3% amounted to Ps. 14,552 million in nominal terms, which was invested in the 18 remaining projects, 17 of which were commenced in 2002.

In addition to PIDIREGAS investments, Pemex-Exploration and Production makes non-PIDIREGAS investments called Recursos Propios (Proprietary Funds) or Inversiones Programables (Programmed Investments), authorized by the Ministry of Finance and Public Credit and the Congress. In nominal peso terms, in 2004, non-PIDIREGAS investments of Pemex-Exploration and Production totaled Ps. 3,694 million, of which Ps. 254 million, or 6.9%, was invested in strategic projects and Ps. 3,440 million, or 93.1%, in general operating improvements. Pemex-Exploration and Production’s non-PIDIREGAS investments consisted of Ps. 1 million in oil and gas exploration and Ps. 3,693 million in general field development and facilities.

For 2005, PEMEX has budgeted Ps. 114,894 million for PIDIREGAS expenditures and Ps. 21,617 million for non-PIDIREGAS expenditures. Of the total PIDIREGAS investment budget for 2005, Ps. 106,025 million (or 92.3%) will be used by Pemex-Exploration and Production. This amount includes Ps. 24,340 million for Cantarell, Ps. 19,909 million for the Strategic Gas Program, Ps. 14,172 million for Burgos, Ps. 17,226 million for Ku-Maloob-Zaap, Ps. 6,867 million for Antonio J. Bermúdez and Ps. 23,511 million for the other PIDIREGAS projects. In addition to these PIDIREGAS investments, Pemex-Exploration and Production anticipates investing Ps. 8,783 million in non-PIDIREGAS expenditures in 2005. Approximately Ps. 775 million, or 8.8% of this amount, is to be allocated to investments in projects relating to field development, pipelines and exploration activities, including the continuation of certain projects that began during the period from 1998 to 2004. Approximately Ps. 8,008 million, or 91.2%, will be allocated to operating projects as well as to projects relating to maintenance of facilities, industrial safety and environmental projects.

Equity and Dividends

In March 1990, as part of the 1989-92 Financing Package for Mexico described under “Public Debt—External Debt Restructuring and Debt and Debt Service Reduction Transactions,” U.S. $7.58 billion of the external commercial bank debt of Petróleos Mexicanos was exchanged for new 30-year bonds issued by the Government. Petróleos Mexicanos’ indebtedness to the Government was increased by the same amount and subsequently capitalized as equity or Certificates of Contributions “A” (equity participation certificates). As a condition to the capitalization, PEMEX agreed to pay a minimum guaranteed dividend to the Government equivalent to the debt service on the capitalized debt at the exchange rates in effect on the date payments are made. The total dividend to the Government in respect of the capitalized debt is approved annually by the board of directors of Petróleos Mexicanos after the close of each fiscal year, although an amount equal to the minimum guaranteed dividends is paid to the Government in monthly advance payments during the year.

The total annual advance payments paid by Petróleos Mexicanos to the Government in respect of dividends on the capitalized debt during 2000, 2001, 2002, 2003 and 2004 amounted to Ps. 6,715 million, Ps. 2,489 million, Ps. 10,622 million, Ps. 10,703 million and Ps 10,388 million, respectively, which were equivalent to substantially all of, or exceeded, Petróleos Mexicanos’ income after taxes and duties in each of those years. In December 1997, the board of directors of Petróleos Mexicanos and the Government agreed to an equity reduction in the capitalized debt in exchange for a cash payment from Petróleos Mexicanos to the Government of Ps. 12.12 billion (U.S. $1.5 billion). In turn, the Ministry of Finance and Public Credit, on behalf of the Government, agreed to a corresponding reduction in the future payments of the minimum guaranteed dividend. In addition, Petróleos Mexicanos and the Government agreed to modify the schedule of advance payments of the minimum guaranteed dividend for 1998, 2001 and certain future years.

Taxes and Duties

PEMEX must pay a number of special hydrocarbon taxes and duties to the Government, in addition to the other taxes and duties paid by some of the subsidiary companies. The rate at which the hydrocarbon taxes and duties are assessed varies from year to year, and is set after taking into consideration PEMEX’s operating budget, its capital expenditure program and its financing needs.

If the indirect IEPS Tax that PEMEX collects is taken into account, PEMEX contributed approximately 39% of the Mexican Government’s revenues in 2004 and 35% in 2003.

The most important taxes and duties payable by PEMEX are the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax (collectively, the “Taxes and Duties”). The sum of the Taxes and Duties must equal the Hydrocarbon Duty. For 2005, the Hydrocarbon Duty will be calculated by applying a rate of 60.8% to the subsidiary entities’ sales revenues from the PMI Group and third parties, including the IEPS Tax generated by Pemex-Refining, but excluding the value-added tax. PEMEX is required to make advance payments to the Government in respect of its Taxes and Duties liability up to the amount of the Hydrocarbon Duty.

PEMEX’s advance payments are, in turn, credited against PEMEX’s liability under the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax. In the event that the sum of the Taxes and Duties is not equal to the Hydrocarbon Duty, the rates of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty and the Additional Hydrocarbon Extraction Duty will be adjusted to ensure that the sum of the Taxes and Duties equals the Hydrocarbon Duty.

In addition to the payment of the Hydrocarbon Duty, the Excess Gains Revenue Duty was a duty payable to the Mexican Government when PEMEX’s crude oil export prices exceeded the per barrel threshold price established for that year. In 2003, PEMEX paid an Excess Gains Revenue Duty in an amount equal to 39.2% of those revenues in excess of the threshold price set for that year of U.S. $18.35 per barrel. Thus, in 2003, for every dollar exceeding the threshold price, PEMEX paid to the Mexican Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Excess Gains Revenue Duty so that all revenues above the threshold amount for that year were payable to the Mexican Government. However, for the amount up to the threshold price, PEMEX paid only the Hydrocarbon Duty. PEMEX paid this duty in 2001, 2002 and 2003.

In 2004, instead of paying the Excess Gains Revenue Duty to the Mexican Government, PEMEX was obligated to pay a Duty for Exploration, Gas, Refining and Petrochemical Infrastructure, the proceeds of which will be dedicated for investment in infrastructure works for exploration, gas, refining and petrochemicals that will be carried out by Petróleos Mexicanos and the subsidiary entities. Like the prior Excess Gains Revenue Duty, this duty equals 39.2% of PEMEX’s revenues from crude oil export sales in excess of the threshold crude oil price set for that year (which in 2004 was U.S. $20.00 per barrel). Thus, for every dollar exceeding the threshold price, PEMEX must pay to the Mexican Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Duty for Exploration, Gas, Refining and Petrochemical Infrastructure so that all revenues above the threshold amount for that year are payable to the Mexican Government. However, for the amount up to the threshold price, PEMEX pays only the Hydrocarbon Duty.

Beginning in 2005, PEMEX is obligated to pay the Excess Gains Revenue Duty to the Mexican Government instead of the Duty for Exploration, Gas, Refining and Petrochemical Infrastructure, in an amount equal to 39.2% of the revenues from crude oil export prices in excess of the threshold crude oil price set for the year (which in 2005 is U.S. $23.00 per barrel). Thus, for every dollar exceeding the threshold price, PEMEX must pay to the Mexican Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Excess Gains Revenue Duty so that all revenues above the threshold amount for that year is payable to the Mexican Government. However, for the amount up to the threshold price, PEMEX pays only the Hydrocarbon Duty. The Excess Gains Revenue Duty generated for amounts in excess of U.S. $27.00 per barrel will be allocated as follows: 50% will be allocated to finance capital expenditures by PEMEX in exploration, production, refining, gas and petrochemical activities and 50% will be used to finance expenditures for infrastructure and equipment programs and investment projects carried out by the various Mexican states.

Starting in 1994, interest payments by PEMEX on its external debt are no longer exempt from withholding taxes. Payments made by PEMEX to the Government in respect of withholding taxes are not credited against PEMEX’s liability under the Hydrocarbon Duty, but these taxes do not represent substantial amounts in terms of PEMEX’s total tax liabilities.

Beginning in 1995, PEMEX has been subject to municipal and state taxes, such as real property and payroll taxes. Real property taxes do not represent a substantial portion of PEMEX’s total tax burden, as most of PEMEX’s properties are located on federal property, which is not subject to municipal taxation. Similarly, payroll taxes do not represent a substantial portion of PEMEX’s total tax liability.

Over the past few years, PEMEX and the Government have been discussing various proposals for reforming the Mexican federal tax regime applicable to PEMEX. The proposals have generally sought to change applicable tax law so that PEMEX’s fiscal burdens are similar to those of state-owned oil companies in other countries. In particular, PEMEX has presented alternative internal revenue strategies to improve the Government’s recovery of income from hydrocarbon extraction, while improving PEMEX’s ability to finance more efficiently its operations.

In June 2005, the Mexican Congress approved a proposal to modify the fiscal regime of PEMEX. This proposal was not signed into law by the President and was returned to the Chamber of Deputies with observations. On October 20, 2005, the Chamber of Deputies approved a new fiscal regime proposal, which seems to incorporate the changes requested by the President. The proposal will be sent to the Senate for its review and approval. If approved by the Senate, and signed into law by the President, the new fiscal regime will go into effect on January 1, 2006.

This proposal is designed to strengthen PEMEX’s competitiveness and improve its financial position.

Petroleum Workers’ Union

The Petroleum Workers’ Union (the “Union”) represents approximately 80.9% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Union are PEMEX employees and they elect their own leadership from among their ranks. PEMEX’s relationship with its employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Union was officially established in 1938, PEMEX has not experienced labor strikes, although it has experienced work stoppages for short periods of time.

On July 18, 2003, Petróleos Mexicanos and the Union renewed their collective bargaining agreement, effective August 1, 2003, which provided for a 4.3% increase in wages and several increases in benefits oriented to strengthen productivity. The renewed contract was set to expire on July 31, 2005. Subsequent to signing the new collective bargaining agreement, on July 26, 2004, Petróleos Mexicanos and the Union entered into a side agreement, effective August 1, 2004, which provides for a 4% increase in wages and other benefits, as well as the settlement of a claim filed in August 2003 by the Union which is described in the “Legal Proceedings” section of this document. On August 17, 2005, the Board of Directors of Petróleos Mexicanos authorized Mr. Luis Ramírez Corzo, the Director General of Petróleos Mexicanos, to execute an amendment to the side agreement executed in July 2004, in order to make certain adjustments required by applicable regulations and to establish a mechanism for the payment of benefits previously agreed upon in the side agreement. This amendment was executed on August 25, 2005.

On August 25, 2005, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective retroactively as of August 1, 2005, in accordance with the terms of an extension granted during the negotiation process. By reaching an agreement before September 1, 2005, Petróleos Mexicanos and the Union averted a threatened labor strike. The terms of the new agreement provide for a 4.1% increase in wages and a 1.9% increase in other benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2007.

Legal Proceedings

In August 2003, the Union filed a claim against Petróleos Mexicanos before the Junta Federal de Conciliación y Arbitraje (Federal Council of Conciliation and Arbitration) arguing that certain benefit payments have not been made. The Union and Petróleos Mexicanos subsequently agreed to settle this claim and expressly waived any right to further pursue the claim pursuant to the side agreement referenced above. On August 3, 2004, the Union withdrew its claim from the Federal Council of Conciliation and Arbitration. On August 25, 2005, Petróleos Mexicanos and the Union entered into an amendment to the side agreement, which is described above under “—Petroleum Workers’ Union.”

Following the change in presidential administrations, in 2001, the General Comptroller’s Office of the Mexican Government, or the Secretaría de la Función Pública (“SFP”), formerly known as the Secretaría de Contraloria y Desarrollo Administrativo (“SECODAM”), conducted an audit of PEMEX relating to PEMEX’s operations in 2000 and previous years. As a result of that audit, SFP identified a series of transactions between PEMEX and the Union during 2000 which PEMEX believes may have involved illicit behavior. The transactions, allegations and related proceedings are described below.

On January 21, 2002, SFP announced that it had submitted a criminal complaint to the Procuraduría General de la República (the Office of the Federal Attorney General) for the diversion of Ps. 1,580 million in federal monies from PEMEX to the Union from March 2000 to October 2000. SFP has alleged that the payments were not properly made under applicable Mexican laws and government regulations.

In addition, the Federal Attorney General has filed charges against, among others, certain former officers of Petróleos Mexicanos, charging them with allegedly exceeding the scope of their corporate powers in executing the several transactions under investigation. As a result of its own investigations into these transactions, on March 20, 2002, Petróleos Mexicanos filed three criminal complaints with the Federal Attorney General requesting prosecution of a former Director General, a former Corporate Management Director and a former Chief Financial Officer of Petróleos Mexicanos for acting on their own, without the consent of PEMEX’s board of directors, PEMEX’s general counsel or the Mexican Government, to illegally divert a total of Ps. 1,660 million to the Union and certain of its representatives. All three individuals have resigned from or otherwise ended their affiliation with PEMEX. On March 22, 2002, the Federal Attorney General filed charges against a former Corporate Management Director of Petróleos Mexicanos for the alleged commission of the crime of embezzlement in connection with the aforementioned diversion of funds to the Union. The evidentiary stage in the case against him is in its final stages.

Following PEMEX’s internal investigations and a criminal complaint filed by the Federal Attorney General, in May 2002, a Mexican federal judge issued arrest warrants against certain former officers of Petróleos Mexicanos (including the former officers discussed above) for their alleged embezzlement and unlawful use of their corporate powers and privileges. On July 1, 2002, one of the defendants, the former Director General of Petróleos Mexicanos, elected to surrender himself to U.S. federal authorities in Texas instead of federal authorities in Mexico. The Mexican Government formally requested that U.S. authorities extradite him to Mexico for trial. At a hearing on July 20, 2004, a U.S. federal judge authorized the extradition of the defendant. On August 5, 2004, the defendant’s habeas corpus petition appealing the decision was denied, and on September 2, 2004, U.S. authorities turned him over to officials in Mexico to face charges for the alleged commission of these crimes.

On September 10, 2002, the Federal Attorney General submitted a request to the Mexican Congress to remove the legislative immunity from prosecution of Senator Ricardo Aldana Prieto, who is a member of the Board of Directors of Petróleos Mexicanos as a representative of the Union, for his participation in the illegal diversion of PEMEX’s funds. Senator Ricardo Aldana Prieto will complete his term in 2006, and will continue to have legislative immunity unless the Congress strips him of it. If the Congress strips him of his legislative immunity, the Federal Attorney General will be able to proceed with the criminal prosecution.

In July 2003, the Office of the Federal Attorney General closed its investigation against those former officers of Petróleos Mexicanos discussed above with regard to charges of money laundering and organized crime, on the grounds that it had insufficient proof to support these charges. The charges of electoral embezzlement, wrongful use of powers and, in the case of certain of these officers, improper exercise of a public service have been dismissed by the federal courts of Mexico for failure to provide sufficient proof to support these charges. Nevertheless, these former officers continue to be sought by the Federal Courts of Mexico for their alleged commission of the crime of embezzlement. The criminal trial against the ex-Director General of Petróleos Mexicanos is in the evidentiary stage. On May 10, 2005, SFP announced it had fined the ex-Director General of Petróleos Mexicanos and other four ex-officers for a total of Ps. 2.8 billion and banned each of them plus a sixth ex-officer, who was not fined, from holding public office for varying periods of time. This decision has been appealed by some of these former officers and the final resolution is pending.

A Mexican judge issued two arrest warrants in September and October 2003 and issued formal imprisonment writs in October 2003 against Carlos Romero Deschamps (General Secretary of the Union) in connection with the investigation, commencing the criminal trial against him. This criminal trial is in the evidentiary stages.

The Union has offered to pay, over a period of years, Ps. 1,580 million to PEMEX for the amounts allegedly diverted from PEMEX through the transactions under investigation. This offer was accepted by the Board of Directors of Petróleos Mexicanos on September 1, 2003. The amounts that PEMEX has received as restitution have been appropriately recorded as a gain in the period in which cash was received, in accordance with both Mexican and U.S. GAAP.

In 2004, Pemex-Refining submitted a criminal complaint against former officers of Pemex-Refining to the Office of the Federal Attorney General in connection with the negotiation and settlement of a claim with Productos Ecológicos S.A. de C.V. (Proesa) regarding the early termination of a long-term MTBE supply and services contract. Following that submission, the Office of the Federal Attorney General filed charges against these officers for unlawful use of their corporate powers and privileges. A federal judge subsequently issued formal imprisonment writs against former officers Mr. Mario Willars Andrade (former Director General of Pemex-Refining), Mr. Luis Ricardo Bouchot Guerrero and Mr. Cuauhtémoc Arce Herce. Mr. Willars Andrade and Mr. Bouchot Guerrero appealed these writs, which are currently pending resolution. The evidentiary stage in the proceeding against Mr. Arce concluded and he was released on bail. In September 2004, Pemex-Refining appealed this decision, which was denied. Pemex-Refining intends to file a further appeal to this latest decision.

Tourism

During the last three decades, the Government has taken measures to promote the growth of the tourist industry. Through the Fondo Nacional de Fomento al Turismo (the National Fund for Tourism Development, or “FONATUR”), the Government has established tourist centers in Cancún, Ixtapa, Puerto Vallarta, Cabo San Lucas, Bahías de Huatulco and elsewhere. Mexico has increased its hotel and other lodging capacity from 132,701 rooms in 1970 to 500,154 in 2004, according to preliminary figures.

After merchandise exports (including in-bond industries) and worker remittances from abroad, tourism is Mexico’s third largest contributor of foreign exchange. The expansion of tourism that began in late 1986 continued through 2004. During 2004, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $10.8 billion, 14.6% greater than in 2003. Revenues from tourists to the interior (as opposed to border cities) totaled U.S. $7.8 billion in 2004, a 16.5% increase over 2003. The number of tourists to the interior in 2004, 11.6 million, was 11.6% higher than the level for 2003, while the average expenditure per tourist to the interior increased by 4.4%, to U.S. $673.70. During 2004, expenditures by Mexican tourists abroad amounted to U.S. $3,227.3 million, a 13.8% increase over the level during 2003, while expenditures by Mexicans traveling abroad (which includes both tourists and one-day visitors) amounted to U.S. $6,959.0 million. The tourism balance recorded a surplus of U.S. $3,794.0 million in 2004, an increase of 22.1% from the U.S. $3,109.0 million surplus recorded in 2003.

Agriculture

Mexico’s topography and climate provide an estimated 57 million acres, or about 11.7% of the country’s total area, for cultivation. In 2004, approximately 49.9 million acres were harvested, of which approximately 24% were irrigated. In 2004, agriculture, livestock, fishing and forestry employed approximately 16.4% of the economically active population and accounted for 5.3% of Mexico’s GDP. The Government estimates that approximately 22.4% of Mexico’s population lived in rural areas in 2004.

According to preliminary figures, the output of the agriculture, livestock, fishing and forestry sector increased by 4.0% in real terms in 2004 as compared to 2003. This growth was largely due to high levels of rainfall from April through June 2004, which led to increased levels of water storage and improved humidity of soil for cultivation.

In order to improve agricultural productivity and raise the living standards of the rural population, the Government has made agriculture a national priority. Productivity increases are expected from consolidating production into larger units, expanding the national irrigation system and increasing the availability of credit. To assist rural areas, agricultural prices are reviewed by the Government to ensure they do not fall below cost. The Government has also begun to encourage private investment in the agricultural sector in the form of partnerships, joint ventures and supply arrangements between farmers and private sector companies.

Agricultural exports accounted for 3.0% of Mexico’s merchandise exports in 2004 (including in-bond industry), with the United States representing the principal export market for Mexican agricultural products. Agricultural exports increased in nominal terms by 12.9% in 2004. The principal exported agricultural goods in 2004 were fresh vegetables, tomatoes and fresh fruits.

Agricultural Reform

In 1990, roughly half of Mexico’s agricultural lands were held through the ejido system of land tenure. Ejidos developed as a direct result of the agrarian uprisings that were an important element of the Mexican Revolution of 1910 and are provided for and protected under the Constitution. Under the ejido system, peasant farmers work individual parcels of land to which title is held by the ejido, or peasant community. As discussed below, ejido farmers had the right to use communal lands, but, prior to January 1992, could not rent or otherwise transfer their rights to use such lands except to direct descendants.

In response to the slow growth of production by the ejido sector, attributable in part to increasing ejido populations, the subdivision of parcels into smaller and smaller units of production and disincentives to investment inherent in the ejido system, the Constitution was amended, effective as of January 1992, to permit more efficient use of ejido lands and the achievement of economies of scale. The amendments, together with the Ley Agraria (Agrarian Law) enacted by Congress and effective February 27, 1992, halt further redistribution of land and permit ejido farmers to rent their parcels, to transfer the right to use their parcels to obtain financing and, in certain cases, to sell their land. In addition, corporations are now permitted to own agricultural lands, subject to certain limitations.

The modernizing of the system of land tenure has and will continue to foster greater investment in agriculture by permitting landowners to access new sources of capital, to transfer land to more efficient producers and to make more efficient use of inputs. Although some ejido farmers have chosen to transfer possession of economically nonviable parcels of land and the Government anticipates that a number of ejido farmers will continue to do so, the increased productivity of the sector that has resulted and is expected to continue to result from the agricultural reform, as well as the growth of agribusiness, should generate employment opportunities for many of these workers outside of major urban areas. Nonetheless, the Government has increased its expenditures for investment in rural infrastructure and modernization of the agricultural sector to aid the process of agricultural reform and expects that further significant investments will be needed in the future to further modernize the agricultural sector.

Historically, the Government has intervened in the agricultural economy in order to assure adequate supplies of staples of the Mexican diet and maintain farm incomes through price supports. The Government’s policy has changed from one of active participation in the chain of distribution to one of encouraging the market-oriented development of the agricultural sector.

The Government agency Apoyo y Servicios a la Comercialización Agropecuaria (“ASERCA”), which was created in 1991, is mandated with helping to modernize the process of agricultural trade by promoting an efficient national and international market information system, fostering training and improved organization in the marketplace and planning and constructing infrastructure for the storage, financing and distribution of agricultural products. ASERCA does not purchase agricultural products, but instead channels distribution through its infrastructure and storage facilities and promotes trading through an agricultural exchange system that reduces the need for layers of intermediaries and offers producers mechanisms to protect themselves against fluctuations in the market. To date, ASERCA has focused its activities on the marketing of soy, wheat, sorghum, rice, cotton and safflower.

The Programa de Apoyo al Campo (Agricultural Support Program or “PROCAMPO”) is a 15-year program under the supervision of the Secretaría de Agricultura, Ganadería y Desarrollo Rural (Agriculture Ministry). This program, which was begun at the end of 1993, replaced price supports with direct economic support to producers of cotton, rice, safflower, barley, beans, corn, sorghum, soy and wheat in order to ensure a minimum income level for farmers who produce for their own consumption and a degree of profitability for commercial farmers. The substitution of price supports with direct payments to producers was designed to result in greater responsiveness of Mexican producers to market conditions and more efficient allocation of Mexico’s agricultural resources. The economic support each farmer receives depends on the area of land under cultivation as well as regional climate and economic conditions.

On October 31, 1995, the Government, the state governments and representatives of Mexico’s agricultural and rural sectors established a national rural development program known as Alianza para el Campo (Rural Alliance). In 2002, this program was renamed the Alianza Contigo (Alliance with You). Its original purposes were to increase productivity, fight poverty, raise the income of families living in Mexico’s rural areas, produce enough basic foods for the population, promote exports of agricultural products and provide support to rural investment projects. The program has since been reoriented towards improving production and productivity, promoting investment and the capitalization of the sector, promoting strategic agricultural products, developing a tropical and subtropical agricultural system and investigating and transferring technology. The Alliance has been a key element of the Government’s strategy to improve the economic and social conditions of less developed sectors of Mexican society.

On April 28, 2003, the Government and representatives of Mexico’s rural sectors established a new national rural development program known as Acuerdo Nacional para el Campo (National Rural Agreement). The purposes of this program are to fight poverty and raise the income level of families living in Mexico’s rural areas and to continue to increase the productivity of and the investment in the rural sector.

Sugar Industry

In September 2001, the Government announced its decision to expropriate 27 sugar mills, roughly 46.7% of the sugar industry of the country, that were experiencing structural and financial problems. The expropriated mills are being administered by a government-owned development bank as trustee for the Fondo de Empresas Expropiadas del Sector Azucarero, a trust established to administer the expropriated assets of the sugar mills.

The sugar industry is heavily indebted. The Government is attempting to reorganize and restructure the industry while preserving employment in the industry during the restructuring process.

On February 19, 2004, the Supreme Court ruled in favor of claims originally initiated by four of the subsidiaries of Grupo Azucarero México, S.A. de C.V. (“GAM”), that the expropriations of four of the 27 total sugar mills expropriated by the Government in 2001 were unconstitutional and ruled that the Government must return the four unconstitutionally expropriated mills to the shareholders of each sugar mill as of the date they were originally expropriated. The claim that had been initiated by a fifth subsidiary of GAM was voluntarily withdrawn prior to the ruling. Pursuant to the Supreme Court ruling, the Government returned the four mills to the shareholders of each of the mills. Other parties, including creditors of certain of the sugar companies whose mills were expropriated, have also filed claims against the Government. To date, several claims remain pending in the Mexican courts. In addition, GAMI Investment Inc., a U.S. shareholder of one of the companies affected by the expropriation, submitted a claim under Chapter 11 of the North American Free Trade Agreement, which was dismissed in its entirety by the applicable tribunal on November 15, 2005.

Transportation and Communications

Mexico’s road network, in large part built and maintained by the Government, totaled an estimated 216,994 miles (349,219 km) at December 31, 2004, of which approximately 72,825 miles (117,200 km) were paved, and included approximately 4,338 miles (6,981 km) of toll expressways. The principal Mexican cities are served by domestic and international airlines, and many smaller communities also benefit from scheduled service by domestic airlines. The Government operates some of the facilities at the principal seaports. During 2004, the amount of cargo transported via Mexican ports totaled 229.0 million tons, 1.2% less than during 2003.

The Government has promoted an increased role of the private sector in the development, management and improvement of Mexico’s port facilities in the last decade. The 1993 Ley de Puertos (Ports Law) permits the Government to grant concessions for the construction and operation of port facilities. In exchange for concessions of up to 50 years, the concessionaires are expected to develop and modernize the port facilities and surrounding transportation infrastructure. During 1993, 62 such concessions were granted for the construction, management and operation of port facilities. An additional 38 concessions have been granted since 1993, including five concessions granted in 2004.

By the end of the 1980’s, the extent and condition of Mexico’s road infrastructure was insufficient to support the growth and modernization of the Mexican economy and the increased traffic resulting from the opening of the economy to foreign trade and investment. Lacking public resources to finance the expansion of the roads and highways, the Government embarked on an ambitious program under which private sector companies were granted long-term concessions for construction, operation and maintenance of toll roads. The program helped expand Mexico’s toll expressways by approximately 3,244 miles (5,220 km) from 1990 to 2004, according to preliminary figures.

The new toll expressways financed by the private sector, however, experienced financial problems almost from their inception due to their high tolls (which discouraged their use), higher than expected construction costs and lower traffic volumes than originally projected. In response to this problem, in 1997, the Government approved a toll road restructuring program aimed at providing financial relief for concessionaires of toll roads to guarantee the maintenance of the toll roads and to establish the foundation for further development of the country’s highway infrastructure. Under the program, the Government has reacquired 23 of the 52 concessions granted through 1994. The total financial cost of the restructuring program was estimated at Ps. 19,000 million in 1997, although the total amount could be less if traffic on toll roads increases as toll rates decline in real terms.

Until 1995, Mexico’s railroad system, which carries an estimated 20% of all freight moved in Mexico, was operated through the state-owned railroad monopoly, Ferrocarriles Nacionales de México (“Ferronales”). In 1995, the Government divided the railway system into three regional lines, which are operated by private Mexican companies in each of which the Government has retained a 25% ownership interest. The Government intends to sell its remaining 25% ownership interest in these companies when market conditions are favorable. Through December 31, 2000, the Government had granted concessions to private sector participants covering 100% of the country’s railway freight services (in terms of the volume of transportation services) and covering 87% of the railway network. No additional concessions were granted after 2000. See “The Economy—The Role of the Government in the Economy; Privatization—Railways.”

According to preliminary figures, at December 31, 2004, Mexico had an estimated 16.9 telephone lines in service per 100 inhabitants, as compared with an estimated 9.5 telephone lines in service per 100 inhabitants at December 31, 1996. Telmex, which held the exclusive concession for domestic and international long-distance telephone services in Mexico until August 1996, was privatized in December 1990. In June 1995, Congress enacted a telecommunications liberalization law. Since 1996, the Federal Telecommunications Commission has regulated and supervised telecommunications services. See “The Economy—The Role of the Government in the Economy; Privatization.”

According to preliminary figures, the transportation, storage and communications sector grew by 9.7% in real terms in 2004, as compared with 5.0% real growth in 2003.

Construction

Construction is subject to cyclical trends and has been among the sectors most affected by the changes in Government and private sector expenditures. The construction sector has benefited from the reconstruction, modernization and expansion of the federal highway network, as well as from other infrastructure, residential and industrial plant construction projects. According to preliminary figures, the construction sector grew by 5.3% in real terms in 2004, as compared with 3.3% real growth in 2003.

Mining

Mexico has substantial and varied mineral resources. It is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron. According to preliminary figures, the mining, petroleum and gas sector grew by 2.5% in real terms in 2004, as compared with 3.7% growth in 2003. Extractive mineral exports (excluding crude oil) increased by 81.5% in real terms in 2004 as compared to 2003. Extractive minerals exports (including oil and oil products) accounted for 13.1% of total merchandise exports (including in-bond industry exports) in 2004.

Under the Constitution and applicable Mexican laws, mining may only be carried out by the Government or pursuant to concessions that may be granted only to Mexican individuals or corporations. Foreign investment in Mexican mining companies is permitted, except in the case of the exploitation of radioactive minerals. However, the foreign investment and mining regulations permit foreign investors to hold, on a temporary basis, majority interests in companies engaged in mining activities. These regulations are aimed at promoting the development of the mining industry by intensifying and broadening exploration, finding new sources of financing and investment and fostering the development of domestic technology. The Mining Law permits exploration concessions of up to six years and exploitation concessions of up to 50 years.

Electric Power

Approximately 99% of Mexico’s urban population and 88% of Mexico’s rural population (or 96% of the total population) has access to electric power. Providing additional access to electric power remains a Government priority. Installed generating capacity at December 31, 2004 was 46,552 megawatts, an increase of 4.5% from 2003. Electric production for 2004 was 208,634 gigawatt hours, an increase of 2.5% as compared to 2003 and an overall increase of 2.9% from 2000. Of the total generation in 2004, 12.0% was produced by hydroelectric plants, 3.2% by geothermal plants, 8.6% by coal fired plants, 4.4% by nuclear power plants, 3.8% by dual plants and 68.0% by oil and gas plants (in each case owned and operated by the Comisión Federal de Electricidad, the Federal Electricity Commission, a decentralized public agency of the Government that plans and coordinates the electric power sector in Mexico). Diversification of energy resources is an important objective of the Government. Domestic generation in 2003 was supplemented by imports of electric power of 47 gigawatt hours. Mexico exported 1,006 gigawatt hours of electricity in 2004.

The Constitution and applicable laws provide that the generation, transmission, transformation and distribution of electric power constituting a public service are reserved solely to the Mexican nation. At

December 31, 2004, approximately 90.0% of electric generating capacity was held by the public sector through the Federal Electricity Commission. The balance of generating capacity is in privately owned facilities. The executive branch of the Government introduced a new bill in Congress in August 2002 that, if approved, would permit greater private sector participation in the electricity sector. Similar legislative initiatives have failed in the past.

Private investors are allowed to participate in the electric energy sector on a broad basis. Under the 1992 Ley del Servicio Público de Energía Eléctrica (Electric Energy Public Service Law, or “Electric Energy Law”), electric energy can be produced by self-suppliers, cogenerators, independent producers and de minimis producers. However, self-suppliers and cogenerators must sell all excess production to the Federal Electricity Commission, independent producers must sell their production to the Federal Electricity Commission or export it (when authorized) and de minimis producers must sell their production to the Federal Electricity Commission, to small rural communities or to isolated areas without electric energy. The Electric Energy Law also contemplates the possibility of foreign investment in the Mexican electric energy industry, although no foreign investment has been made in this sector to date. It is expected that Ps. 593.0 billion of investment will be required to meet demand for additional energy capacity from 2004 through 2013, 24.0% of which is expected to be privately financed. These new independent plants, to be leased and then transferred at the end of the lease term to the Federal Electricity Commission, are expected to contribute to the expansion and diversification of electric service in Mexico.

A consortium of U.S. and Mexican companies built the first such independent plant, the Samalayuca II 700 megawatt combined cycle thermoelectric power generation facility near Ciudad Juarez, Mexico, which is now being leased to the Federal Electricity Commission. At December 31, 2004, 26 additional new generation projects were planned and under construction, each to be financed by the private sector under “build-lease-transfer” structures.

Luz y Fuerza del Centro, a decentralized public agency, is responsible for the supply of electricity to Mexico City’s metropolitan area and neighboring states. However, because the agency has limited generating capacity, it purchases from the Federal Electricity Commission most of the electricity required to supply the metropolitan area.

FINANCIAL SYSTEM

Mexico’s financial system is composed of commercial banks, national development banks, securities brokerage houses, development trust funds and other non-bank institutions, such as insurance companies, bonding companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies and limited-scope financial institutions. Three or more different types of financial services companies may operate under a single financial services holding company (or two or more different types, if each of the two institutions is a commercial bank, a securities firm or an insurance company).

The financial authorities are the Ministry of Finance and Public Credit, Banco de México, the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission, known as the CNBV), the Comisión Nacional del Sistemo del Ahorro para el Retiro (Retirement Savings Commission) and the Comisión Nacional de Seguros y Fianzas (National Insurance and Bonding Commission).

Under the Organic Law of the Federal Public Administration, the Ministry of Finance and Public Credit is responsible for the coordination and supervision of Mexico’s financial system and for the formulation of Mexico’s fiscal policy.

Central Bank and Monetary Policy

Banco de México, chartered in 1925, is the central bank of Mexico and, at December 31, 2004, had assets totaling Ps. 945,245 million (U.S. $83.9 billion). Banco de México is Mexico’s primary authority for the execution of monetary policy and the regulation of currency and credit. It is authorized by law to regulate interest rates payable on time deposits, to establish minimum reserve requirements for credit institutions and to provide discount facilities for certain types of bank loans.

Banco de México’s authority with respect to monetary policy, foreign exchange and related activities and the regulation of the financial services industry was significantly strengthened in 1993, when a constitutional amendment relating to Banco de México’s activities and role within the Mexican economy came into effect. The amendment’s purpose was to reinforce the independence of Banco de México to enable it to act as a counterbalance to the executive and legislative branches in monetary policy matters. In 1994, a new law governing the activities of Banco de México put into effect the greater degree of autonomy granted it under the constitutional amendment and established a Foreign Exchange Commission charged with determining the nation’s exchange rate policies.

The principal objective of the Mexican Government’s monetary policy is and has been to reduce inflation. Accordingly, in the past Banco de México has tightened domestic credit when the exchange rate depreciated, capital outflows took place or inflation was higher than projected. In 1995, Banco de México introduced new reserve requirements (which were intended to limit the amount of overdrafts by banks of their accounts at Banco de México) to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. In addition, Banco de México has established quarterly targets for the expansion of net domestic credit each quarter since 1996.

Banco de México’s definitions of Mexico’s monetary aggregates, introduced in July 1999, measure financial savings provided by the internal and external financial markets, separating savings of residents and nonresidents of the country in both markets. In addition, the monetary aggregates permit a differentiation of financial savings generated by the public and private sectors. The monetary aggregates can be described as follows:

•	M1 consists of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards;

•	M2 consists of M1, plus bank deposits, securities issued by the Federal Government, securities issued by firms and non-bank financial intermediaries and liabilities of the Federal Government and the National Workers’ Housing Fund Institute related to the Retirement Savings System;

•	M3 consists of M2, plus financial assets issued in Mexico and held by non-residents; and

•	M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated.

Money Supply

	December 31,										June 30, 2005(1)
	2000		2001		2002		2003		2004(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	182,016	Ps.	198,919	Ps.	232,217	Ps.	263,595	Ps.	301,162	Ps.	280,532
Checking deposits
in domestic currency		267,763		317,243		353,619		397,514		410,503		415,131
in foreign currency		48,914		84,225		84,289		73,993		96,836		100,361
Interest-bearing peso deposits		66,321		80,319		96,361		122,589		138,065		141,475

Total M1	Ps.	565,014	Ps.	680,706	Ps.	766,486	Ps.	857,692	Ps.	946,566	Ps.	937,499

M4:	Ps.	2,368,789	Ps.	2,809,004	Ps.	3,096,919	Ps.	3,487,026	Ps.	3,905,357	Ps.	4,139,130

Note: Totals may differ due to rounding.

(1)	Preliminary.

Source: Banco de México.

2004 Monetary Program

Mexico’s monetary program for 2004 had as its principal objective the achievement of an inflation rate not exceeding 3.0% by the end of 2004. Mexico’s monetary program for 2004 was made up of the following elements:

•	inflation objectives;

•	a reference guideline for the analysis of the economic situation and inflationary pressures;

•	a framework for the monetary instruments to be used by the Central Bank to reach its objectives; and

•	a plan for regular communication with the public that promotes transparency and the credibility of the monetary policy.

Banco de México uses a “short” mechanism to induce the necessary changes in interest rates to achieve inflation objectives. Under the mechanism, Banco de México sets a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period will close and controls that amount by restricting the amount of credit it auctions to banks on a daily basis. Prior to April 10, 2003, that amount was set based on a 28-day period. On April 10, 2003, the period was changed from 28 days to a daily average balance and was set at Ps. 25 million. When the predetermined amount is negative, or “short,” Banco de México exerts upward pressure on interest rates by leaving the market short of pesos and by increasing the interest rate on a portion of the credit it auctions on that day. This mechanism allows Banco de México to combat inflationary pressures and disorderly conditions in the money and foreign exchange markets and to ensure that changes in the monetary base follow a path consistent with the assumed inflation rate.

Using the daily average balance mechanism introduced on April 10, 2003, Banco de México increased the “short” on nine occasions during 2004, from Ps. 25 million to Ps. 29 million on February 20, 2004, from Ps. 29 million to Ps. 33 million on March 12, 2004, from Ps. 33 million to Ps. 37 million on April 27, 2004, from Ps. 37 million to Ps. 41 million on July 23, 2004, from Ps. 41 million to Ps. 45 million on August 27, 2004, from Ps. 45 million to Ps. 51 million on September 24, 2004, from Ps. 51 million to Ps. 57 million on October 22, 2004, from Ps. 57 million to Ps. 63 million on November 26, 2004 and from Ps. 63 million to Ps. 69 million on December 10, 2004. These increases were made in response to internal and external factors that threatened the achievement of the 3.0% inflation target for 2004.

At the end of December 2004, the monetary base had grown to Ps. 340,178 million, a 6.5% increase in real terms as compared to the level at December 31, 2003. The net domestic credit of Banco de México registered a negative balance of Ps. 375,992 million at December 31, 2004, as compared to a negative balance of Ps. 360,043 million at the end of 2003. The increase in the negative balance was attributable primarily to the accumulation of net international assets by Banco de México and to the increase in the monetary base during the year.

During 2004, the M1 money supply increased by 4.9% in real terms, as compared with growth of 7.6% in real terms in 2003. This growth was driven by an increase in bills and coins held by the public, which increased by 8.6% in real terms in 2004.

Financial savings, defined as the difference between the monetary aggregate M4 and bills and coins held by the public, increased by 5.0% in real terms in 2004, as compared to 8.3% real growth in 2003. This growth was attributable to an increase in savings generated by non-residents of 98.2% in real terms in 2004 and an increase in savings generated by Mexican residents of 3.8% in real terms in 2004, each as compared with 2003.

2005 Monetary Program

Mexico’s monetary program for 2005 has as its principal objective the achievement of an inflation rate not exceeding 3.0% by the end of 2005. Mexico’s monetary program for 2005 is made up of the following elements:

•	inflation objectives;

•	a reference guideline for the analysis of the economic situation and inflationary pressures;

•	a framework for the monetary instruments to be used by the Central Bank to reach its objectives; and

•	a plan for regular communication with the public that promotes transparency, credibility and the effectiveness of monetary policy.

Using the daily average balance mechanism introduced on April 10, 2003, Banco de México has increased the “short” on three occasions during 2005, from Ps. 69 million to Ps. 75 million on January 28, 2005, from Ps. 75 million to Ps. 77 million on February 25, 2005 and from Ps. 77 million to Ps. 79 million on March 23, 2005. These increases were made in response to internal and external factors that could have threatened the achievement of the 3.0% inflation target for 2005.

During the first six months of 2005, the Ml money supply increased by 5.7% in real terms, as compared with the same period of 2004. This growth was driven by an increase in bills and coins held by the public, which increased by 7.5% in real terms in the first six months of 2005, as compared with the same period of 2004.

During the first six months of 2005, financial savings increased by 7.3% in real terms, as compared with the same period of 2004. Savings generated by Mexican residents increased by 5.8% in real terms and savings generated by non-residents increased by 88.5% in real terms during the first six months of 2005, each as compared with the same period of 2004.

At October 17, 2005, the monetary base totaled Ps. 312,045 million, a 9.9% nominal decrease from the level of Ps. 340,178 million at December 31, 2004. Banco de México estimates that the monetary base will total approximately Ps. 374.4 billion at December 31, 2005.

Banking System

In September 1982, the Government decreed the nationalization of the private Mexican commercial banks. In November 1982, the Constitution was amended to implement the nationalization, under which the Government was granted a monopoly on the provision of banking and credit services. The number of banking institutions was reduced from 68 to 18 from 1982 to 1988.

Effective June 28, 1990, the Constitution was amended to permit Mexican individuals and financial holding companies to own controlling interests in Mexican commercial banks. Subsequently, the Ley de Instituciones de Crédito (Law of Credit Institutions, or “Banking Law”) was enacted to regulate the ownership and operation of

Mexican commercial banks. Pursuant to the Banking Law, Mexico began the process of privatizing the commercial banks. By July 6, 1992, the Government had privatized all 18 state-owned commercial banks, with the proceeds from the sale of the banks exceeding U.S. $12 billion.

In connection with the implementation of the North American Free Trade Agreement (NAFTA), amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. In April 1994, the Ministry of Finance and Public Credit issued regulations that implemented these amendments, as well as provisions of NAFTA dealing with financial services and any future trade agreements incorporating similar provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions established pursuant to NAFTA and other trade treaties, excluding Mexican banks acquired pursuant to a program approved by the Ministry of Finance and Public Credit, was not permitted to exceed 25% of the total net capitalization of all Mexican banks prior to January 1, 2000.

In December 1998, Congress approved legislation introducing a package of financial and banking reforms that supplemented reforms in place since 1995. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law and NAFTA regulations discussed above. Under the 1998 reforms, all remaining restrictions on foreign ownership of the largest Mexican banks were removed. Foreign ownership was previously restricted in any Mexican bank whose net capital exceeded 6% of the aggregate net capital of all Mexican banks. In addition, the aggregate foreign shareholdings of Mexican-controlled banks was limited to 49% and no foreign shareholder was authorized to own, directly or indirectly, more than 5% of the equity of any Mexican bank (or 20%, with the approval of the Ministry of Finance and Public Credit). Those limits did not, however, apply to a foreign financial institution that acquired control (i.e., more than 51% of the common stock) of a smaller-sized Mexican bank (i.e., one whose net capital did not exceed 6% of the Mexican banking system’s aggregate net capital).

The Banking Law was amended on June 4, 2001 to:

•	enhance corporate governance by (1) expanding minority shareholders’ rights, (2) introducing independent board members and (3) requiring an audit committee of the board of directors;

•	improve the framework for banking operations by (1) providing adequate regulation regarding the provision of banking services using new technologies, (2) allowing banks to offer additional services and (3) setting a new framework for related operations; and

•	strengthen regulation and surveillance while reducing their cost by (1) introducing prompt corrective actions based on banks’ capitalization levels, (2) defining responsibilities and activities of the various financial authorities and (3) expanding the role of external auditors.

Development Banks

The Mexican banking system includes various development banks, the substantial majority of the capital of which is owned by the Government. The most important development banks are Nacional Financiera, S.N.C. (“NAFIN”), Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) and Banco Nacional de Obras y Servicios Públicos S.N.C. (“Banobras”). Among NAFIN’s principal activities are the granting of credits to small- and medium-sized businesses, promoting the development of the securities market and serving as financial agent of the Government in certain international transactions. Bancomext’s principal activities are the granting of export- and import-related credits and the issuance of guaranties to private- and public-sector entities in the promotion of foreign trade. Banobras’ principal activities consist of providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments and granting credits for low-income housing.

Under the laws establishing NAFIN, Bancomext and Banobras, the Government is responsible, at all times, for the transactions entered into by those development banks with foreign private, governmental and inter-governmental institutions, among others.

Banking Supervision and Support

Under the Banking Law, the CNBV is the entity responsible for the supervision of commercial and development banks. It is empowered to impose sanctions for failure to comply with existing banking regulations. The CNBV is administered by a board of directors composed of ten members in addition to its president and two of its vice presidents. Five of the members are appointed by the Ministry of Finance and Public Credit, three members are appointed by Banco de México, one member is appointed by the National Commission for the Retirement Savings System and one member is appointed by the National Insurance and Bonding Commission.

In 1995, the CNBV acquired powers of administrative and management intervention in financial holding companies similar to the CNBV’s existing powers with respect to banks and securities dealers. Mexican financial groups are organized in a holding company structure, and the CNBV’s powers of intervention give it the option of intervening at either the holding company or operating company level.

Background

From 1991 through 1994, the Government promulgated rules that, among other things, established procedures for classifying loans as “non-performing” and established loan loss reserve requirements and capital adequacy standards for Mexican commercial and development banks, pursuant to which such banks are required to maintain capitalization levels consistent with international standards.

The 1994-1995 peso devaluation and ensuing financial crisis created concerns about the stability of the Mexican banking system. The devaluation, higher domestic interest rates and contraction in real GDP combined to weaken the quality of the assets of Mexican banks, caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.

The weakening of the banking system prompted the Government to enact policies aimed at increasing the capitalization of Mexican banks. New reserve requirements were introduced by Banco de México to facilitate the regulation of liquidity. Pursuant to these requirements, which took effect in March 1995, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México’s daily net extension of credit. In addition, in 1997 the CNBV adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

In response to the 1994-1995 financial crisis, the Mexican Government took a number of additional steps to support the banking system, including broadening the scope for investment by foreign and domestic investors in the equity of Mexican financial institutions, enhancing the power of the CNBV to supervise and intervene in the activities of financial holding companies and creating a number of debtor support programs to restructure past-due loans caused by the crisis, then-rising interest rates and the ongoing recession. From 1994 to 1996, the CNBV exercised its authority to intervene in the management of a number of Mexican financial institutions, including the Cremi/Union financial group, Grupo Financiero Asemex Banpaís, S.A. de C.V. and its banking and insurance subsidiaries, Banco Capital, S.A. and Banco del Sureste, S.A.

In addition, the Government established the Temporary Capitalization Program (“PROCAPTE”), a voluntary program to assist viable but undercapitalized banks, under which the Banking Fund for the Protection of Savings (“FOBAPROA”) advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. By May 1995, the value of bonds issued through PROCAPTE reached Ps. 7,008 million. In February of 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.

Through FOBAPROA, the Mexican Government made foreign exchange available through a foreign exchange credit window to help banks meet dollar liquidity needs. Outstanding drawings under this program reached their highest point of U.S. $3.8 billion in April 1995 and were completely repaid by August 31, 1995. No drawings were made after that date.

In 1995 and 1996, the Ministry of Finance and Public Credit approved recapitalization plans for twelve of Mexico’s financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large portions of the loan portfolios of the affected banks.

IPAB

In 1999, the Mexican Government’s program to rescue troubled banks, which was first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the Bank Savings Protection Institute, or IPAB, which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms.

In May 2002, IPAB announced its intention to initiate a review of four banks that had transferred nonperforming loans to FOBAPROA following the 1994-1995 financial crisis, in order to determine whether all of the loans transferred by the banks were in fact eligible for transfer under the applicable guidelines. The four banks subsequently filed suit to challenge the reviews, which were suspended pending resolution of the suits by the applicable courts. In July 2004, the four banks reached an out-of-court settlement agreement with IPAB, pursuant to which they agreed to exchange their FOBAPROA notes for new notes from IPAB with a face value of approximately 50% of the face value of the original FOBAPROA notes, subject to certain further audits regarding a portion of the transferred loans. On June 26, 2005, all audits were concluded and the banks agreed to accept a 52.9% reduction in the total face value of their FOBAPROA notes.

IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits are being introduced gradually. Deposit insurance is now limited to 400,000 Unidades de Inversión (“UDIs”, units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. At October 25, 2005, one UDI was worth Ps. 3.5973.

The Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At December 31, 2004, IPAB’s debt totaled Ps. 800.9 billion. At June 30, 2005, IPAB’s debt totaled Ps. 809.2 billion.

In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells peso-denominated debt securities in Mexico. IPAB uses the proceeds of these sales to service its maturing obligations, to improve the maturity profile of its indebtedness and to reduce its financing costs. IPAB’s securities are sold through auctions conducted by Banco de México. During 2000, IPAB conducted its first offering of securities, placing Ps. 73,360 million of three- and five-year Savings Protection Bonds (“BPAs”) during that year. BPAs pay interest monthly at a rate (reset monthly) equal to the higher of the 28-day Cetes rate and the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed a total of Ps. 62,600 million of these three- and five-year BPAs in the market in 2004, as compared to a total of Ps. 74,600 million in 2003.

In July 2002, IPAB conducted an offering of a new type of peso-denominated Savings Protection Bonds (BPATs), placing Ps. 18,750 million of these instruments in the Mexican market during the year. These five-year Savings Protection Bonds pay interest every 91 days at a rate (reset quarterly) equal to the 91-day Cetes rate. IPAB placed a total of Ps. 77,800 million of these BPAT instruments in the market in 2004, as compared to a total of Ps. 77,400 million in 2003.

In May 2004, IPAB conducted an offering of a new type of peso-denominated Savings Protection Bonds (BPA182). These seven-year Savings Protection Bonds pay interest every 182 days at a rate (reset every six months) equal to the 182-day Cetes rate. In total, IPAB placed Ps. 10,400 million of these BPA182 instruments in 2004.

In addition to its other activities, IPAB is now in the process of disposing of the loan portfolios and other assets acquired by FOBAPROA during the 1994-1996 period. Significant asset sales since the beginning of 2003 include the following:

•	In January 2003, IPAB announced the sale of a bundle of commercial and industrial loans of BanCrecer S.A. Corporación para Recuperación y Utilidad de Deuda, S. de R.L. de C.V., submitted a bid of Ps. 11 million for the loan portfolio. The net proceeds from this transaction represented 0.25% of the portfolio’s face value of Ps. 4,489 million.

•	In June 2003, IPAB announced that Asesores Profesionales en Inversión, S.A. de C.V., FirstCity Commercial Corporation and Industrias CH, S.A. de C.V. were the winning bidders in the auction to acquire three bundles of 2,862 loans of Banca Cremi, S.A., Banco de Oriente, S.A., Banco Capital, S.A., Banco Promotor del Norte, S.A., Banco Interestatal S.A. and Banco Anáhuac, S.A. These institutions submitted a bid of Ps. 70 million for the loan portfolio. The net proceeds from this transaction represented 2.19% of the portfolio’s face value of Ps. 3,187 million.

•	In July 2003, IPAB announced that Sólida Administradora de Portafolios, S.A. de C.V. was the winning bidder in the auction to acquire a bundle of commercial and industrial loans of BanCrecer S.A. Sólida Administradora de Portfolios, S.A. de C.V. submitted a bid of Ps. 38 million for the loan portfolio. The net proceeds from this transaction represented 3.86% of the portfolio’s face value of Ps. 980 million.

•	In February 2004, IPAB announced that Banco Interacciones S.A. was the winning bidder in the auction to acquire a bundle of commercial loans of Banco Union S.A. Banco Interacciones S.A. submitted a bid of Ps. 200 million for the loan portfolio. The net proceeds from this transaction represented 89.5% of the portfolio’s face value of Ps. 223 million.

Regulation

The Ministry of Finance and Public Credit issued new rules governing the capitalization requirements of Mexican commercial banks effective January 1, 2000. These rules currently require Mexican commercial banks to:

•	limit to 20% the amount of deferred taxes arising from fiscal losses that may be included as Tier 1 capital;

•	include all new issuances of subordinated convertible debt as Tier 2 capital. Outstanding subordinated mandatorily convertible debt, subject to current limitations, will remain as Tier 1 capital until its maturity or conversion;

•	exclude investments in non-financial companies and companies whose shares are not traded on the Mexican Stock Exchange from Tier 1 capital, except where those investments result from the capitalization of restructured loans; and

•	exclude from Tier 2 capital certain specific assets, including credit card debt, mortgages and commercial loans, and establish general loan loss reserves for these types of assets.

The rules also allow Mexican commercial banks, as part of a capitalization program, to issue cumulative and noncumulative subordinated debt securities through a special purpose vehicle, providing them with a new financing alternative in international markets. These securities have a minimum maturity of ten years, are unsecured and deeply subordinated and provide for the deferral (cumulative) or cancellation (noncumulative) of interest payments in certain circumstances and payment of the face value at the maturity date. Subject to limitations, noncumulative instruments may be included as Tier 1 capital.

During the second half of 2000, the Mexican Government continued to establish rules and criteria for the regulation of banking institutions in accordance with accepted international practices. In September 2000, the Mexican Government issued new rules for classifying the quality of loan portfolios of commercial banking institutions. At the same time, the rules governing the capitalization requirements of commercial banks were modified. In October 2000 and more recently in September 2003, the Mexican Government announced new rules for classifying the credit portfolios of development banks.

Under these rules, development banks currently are required to:

•	maintain a minimum net capital that reflects the market and credit risks of their operations;

•	gather the information necessary to grant or restructure various types of credit, both guaranteed and non-guaranteed;

•	maintain adequate records, implement procedures by which to verify recorded information, and make such records available to certain identified creditors;

•	establish procedures by which to manage risk and perform their credit activity; and

•	implement a system of internal controls on operations.

At December 31, 2004, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 27,031 million, as compared with Ps. 31,116 million at December 31, 2003. The total loan portfolio of the banking system increased by 3.7% in real terms during 2004, as compared with 2003. The past-due loan ratio of commercial banks was 2.5% at December 31, 2004, as compared with the 3.2% past-due loan ratio at December 31, 2003. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 54,543 million at December 31, 2004, as compared with Ps. 51,999 million at December 31, 2003. At this level, commercial banks have reserves covering 202% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

At June 30, 2005, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 26,023 million, as compared with Ps. 27,031 million at December 31, 2004. The past-due loan ratio of commercial banks was 2.3% at June 30, 2005, as compared to 2.5% at December 31, 2004. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 51,631 million at June 30, 2005, as compared with Ps. 54,543 million at December 31, 2004. At this level, commercial banks had reserves covering 198% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

On June 4, 2001, the Mutual and Investment Funds Law went into effect. The reform was designed to develop financial intermediaries other than banks, allowing retail investors to participate in a more transparent and liquid securities market. The goals of the reform were to:

•	introduce the concept of investment fund distributors; and

•	avoid conflicts of interest between investment funds and operating companies by (1) requiring that one third of the members of the board of each investment fund be independent and (2) precluding brokerage houses and banks from acting directly as operating companies.

Recent Commercial Legislation

Business reorganizations and bankruptcy proceedings are governed by the 2000 Commercial Reorganization and Bankruptcy Act. The 2000 law, which was intended to result in greater legal certainty and swifter case resolution for debtors and creditors involved in the insolvency process, replaced one that had been in place since 1943. The 2000 law limits the period of time during which insolvent debtors may reach a reorganization agreement with their creditors before a liquidation of the debtor is imposed. The law also established the Federal Institute of Reorganization and Bankruptcy Specialists, which is responsible for coordinating the provision of certain technical support in reorganization cases and ensuring that the professionals assigned to provide such support meet certain ethical and professional requirements.

On April 30, 2000, the Mexican Congress passed into law the Miscellany of Secured Lending, which amended the Commerce Code, the General Law of Negotiable Instruments and Credit Transactions and the Credit Institutions Law. The law was intended to promote the availability of credit to small- and medium-size businesses by allowing a wider range of assets to be used as collateral for new borrowing. It recognizes two new types of security interests, a pledge while the borrower retains possession of the collateral and a collateral trust where a trustee holds the collateral for the benefit of the lender. Under the law, if a debtor defaults on its obligation to a creditor who holds either type of security interest, the obligation may be satisfied by the transfer of the collateral to the creditor. In such a case, if the value of collateral exceeds the value of the obligation, the creditor will be obligated to compensate the debtor for the difference. The law also provides for an expedited procedure for creditors to execute judgments against security interests.

On June 13, 2003, a congressional decree was published amending the Commerce Code, the General Law of Negotiable Instruments and Credit Transactions, the Securities Market Law, the Banking Law, the Insurance Companies Law, the Bond Companies Law and the General Law of Ancillary Credit Organizations and Activities. Among its provisions, the decree eliminates a prior non-recourse provision applicable to non-possessory pledges and collateral trusts in order to allow creditors further recourse against debtors in the event that proceeds derived from the sale or foreclosure of collateral are insufficient to pay secured obligations. The decree also amends certain aspects of the collateral trust, including extending the period for which a trust may be created and changing certain aspects of the trustee’s role. Provisions of the Commerce Code governing judicial foreclosure proceedings of securities trusts are amended accordingly. Additionally, the new decree amends the Securities Market Law to redefine the provisions for creating and transferring the securities granted as collateral under a special pledge over securities deposited in an institution for deposit and clearance of securities.

Credit Allocation by Sector

The following table shows the allocation by sector of credit extended by commercial and development banks at each of the dates indicated.

Credit Allocation by Sector(1)

	December 31,
	2000			2001			2002			2003			2004(2)
	(in billions of pesos and as % of total)
Agriculture, mining, forestry and fishing	Ps.	59.8	4%	Ps.	50.6	4%	Ps.	40.4	3%	Ps.	37.3	3%	Ps.	23.1	2%
Energy		14.0	1		9.3	1		21.1	1		30.5	2		43.2	3
Industry		179.2	13		160.4	13		162.5	11		160.2	11		153.1	11
Services and other activities		370.3	28		461.3	36		589.9	42		592.2	41		649.9	45
Commerce		117.3	9		95.6	7		102.1	7		100.8	7		104.9	7
Government		289.9	22		50.4	4		271.4	19		259.6	18		241.8	17
Others		312.6	23		452.1	35		227.0	16		252.7	18		222.9	15

Total	Ps.	1,343.1	100%	Ps.	1,279.8	100%	Ps.	1,414.2	100%	Ps.	1,433.4	100%	Ps.	1,438.8	100%

Note: Totals may differ due to rounding.

(1)	Includes commercial and development banks.

(2)	Preliminary.

Source: Banco de México.

Insurance Companies and Auxiliary Credit Institutions

The Insurance Company Law regulates the provision of health insurance and managed health services. Pursuant to the law, as amended in December 1999, insurance companies that wish to provide health services, such as medical care and hospitalization services, may do so only with the approval of the Ministry of Finance and Public Credit and may offer those services only through companies whose activities are limited to the provision of those services (including without limitation the ownership and operation of hospitals) and medical and health insurance. Any company providing health services must have:

•	segregated into separate companies its insurance activities (other than medical and health insurance activities) and its health and medical insurance and provision of health services activities;

•	formed a new company to which it has transferred its health services and related insurance activities;

•	disposed of its health services activities, by assigning its contracts to another institution that exclusively provides these services and which has already been approved by the Ministry of Finance and Public Credit; or

•	disposed of its insurance activities (other than medical and health insurance activities) in a transaction approved by the Ministry of Finance and Public Credit.

Pursuant to 1995 amendments to the Insurance Company Law, foreign investors may purchase up to 49% of the capital stock of Mexican insurance companies. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the capital stock of a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue nonvoting or limited voting shares, as well as subordinated obligations. In addition, foreign insurance companies are permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

The Ley General de Organizaciones y Actividades Auxiliares del Crédito (Auxiliary Credit Organizations Law) was amended in 1993 to promote the growth of financial intermediaries and increase customer protection. Pursuant to the law:

•	no individual or entity is permitted to hold directly or indirectly more than 10% of the paid-in capital of financial intermediaries without the prior authorization of the Ministry of Finance and Public Credit;

•	auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital;

•	financial leasing companies are able to enforce judicially the repossession of goods leased in the event of a default by the lessee; and

•	the CNBV is entitled to prevent auxiliary credit institutions from using misleading documentation.

Pursuant to 1995 amendments to the Auxiliary Credit Organizations Law, foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the shares representing capital stock of an auxiliary credit institution.

In connection with the implementation of the North American Free Trade Agreement, amendments to several laws relating to financial services became effective on January 1, 1994, and implementing regulations were issued by the Ministry of Finance and Public Credit on April 20, 1994. Under the measures, non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities, including the provision of insurance, in Mexico.

The Securities Markets

The Mexican Stock Exchange is Mexico’s only stock exchange and is located in Mexico City. The Mexican Stock Exchange is organized as a corporation with shares owned by 30 brokerage firms, each of which is authorized to trade on the exchange floor. Both debt and equity securities are traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Mexican Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.

The Securities Market Law was amended in 1993 to include more flexible rules for the repurchase by Mexican companies of their own shares and new rules relating to privileged information. In addition, under these amendments, brokerage houses are authorized to act as trustees in transactions related to their trading activities, and the listing of foreign securities on the Mexican Stock Exchange is permitted upon the authorization of the Ministry of Finance and Public Credit, the National Banking and Securities Commission and Banco de México. The amendments also include the creation of an international quotation system. In addition, beginning in July 1994 foreign securities firms were permitted to establish representative offices in Mexico with the prior approval of the Ministry of Finance and Public Credit. As of December 31, 2004, five foreign securities firms were authorized by the Ministry of Finance and Public Credit to maintain representative offices in Mexico.

Effective June 1, 2001, the Securities Market Law was amended to improve and promote trading in the Mexican securities market by making it more transparent, liquid and efficient and by implementing stricter corporate governance rules, which are intended to strengthen the rights of minority shareholders of public companies and brokerage houses, among other things. The amended law requires issuers of securities to appoint an audit committee of the board which will have full access to the issuer’s information, appoint independent board members and limit the amount of non-voting and voting-restricted stock they issue. In addition, the reforms introduced provisions intended to regulate the duties of board members and the liability of board members for acting in violation of such duties. The amendments also broadened the scope of insider trading provisions and introduced more severe penalties for insider trading violations.

In March 2005, a draft bill was submitted to Mexico’s Federal Congress with the purpose of enacting a new federal statute that would amend, restate and repeal the existing Securities Market Law in its entirety. The Mexican Congress has initiated a formal review of the bill. In its current form, the draft securities law emphasizes corporate governance and disclosure requirements, and, among others, introduces concepts new to Mexico such as institutional investors and safe harbors from public offering requirements. Although there can be no assurance that the bill will be approved or on what terms it may be approved, the enactment of an amended and restated securities market law could materially change both the legal regime applicable to securities offerings in Mexico and the corporate governance and disclosure requirement applicable to Mexican issuers.

In conjunction with the 1995 and 1998 amendments to the Banking Law, certain restrictions on the shareholding structure of securities firms were relaxed. These restrictions mirror those that apply to Mexican commercial banks. See “—Banking System” for a discussion of the current shareholding structure and foreign ownership restrictions.

The market capitalization of the Mexican Stock Exchange was U.S. $170.1 billion at the end of 2004, representing a 38.8% increase in dollar terms from its year-end 2003 level. The value of transactions on the Mexican Stock Exchange totaled U.S. $50.0 billion in 2004, 58.2% more than in 2003. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 0.4% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 99.6% of transactions.

The Mexican Stock Exchange publishes a market index (the “Stock Market Index”) based on a group of the 35 most actively traded shares. At December 31, 2004, the Stock Market Index stood at 12,917.9 points, representing a 46.9% increase from the level of 8,795.3 at December 31, 2003.

At October 18, 2005, the Stock Market Index stood at 15,084.84 points, representing a 16.8% increase from the level at December 31, 2004.

The following graph charts the Stock Market Index for the periods indicated.

Source: Mexican Stock Exchange.

EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

Since the late 1980’s, Mexico has had an outward-looking approach towards economic development, concentrating on export-led growth. This approach supplanted the import substitution economic development model that Mexico adopted in the 1940’s to promote industrialization through protection of local industries, which in its latter stages was financed by the expansion of oil exports and debt accumulation.

To foster non-oil exports, the Government has promoted a comprehensive set of trade, fiscal, financial and promotional measures designed to create a macroeconomic environment in which exports will be more competitive. The Government’s decision to join the General Agreement on Trade and Tariffs in 1986 resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. A five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Average tariff rates declined from 22.6% in 1986 to 13.1% in 1992 and 2.4% in 2004. By 2004, approximately 99.5% of tariff items and 99.5% of imports by value were exempt from import permit requirements and other non-tariff barriers.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Exports and Imports(1)

	2000	2001	2002	2003		2004(2)	First six months of 2005(2)
	(in millions of dollars, except average price of Mexican oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$16,135	$13,199	$14,830	$18,602		$23,667	$14,158
Crude oil(2)	14,553	11,928	13,392	16,676		21,258	12,555
Other	1,582	1,272	1,438	1,926		2,409	1,603
Non-oil products	149,986	145,580	146,216	146,164		164,332	86,422
Agricultural	4,765	4,446	4,215	5,036		5,684	3,500
Mining	496	386	367	496		901	564
Manufactured goods	144,725	140,748	141,635	140,632		157,747	82,357
In-bond industry	79,467	76,881	78,098	77,467		86,952	45,508
Other	65,257	63,868	63,536	63,165		70,796	36,850

Total merchandise exports	166,121	158,780	161,046	164,766		187,999	100,579
Merchandise imports (f.o.b.)
Consumer goods	16,691	19,752	21,178	21,509		25,409	13,843
Intermediate goods	133,637	126,149	126,508	128,831		148,804	77,306
In-bond industry	61,709	57,599	59,296	59,057		67,742	35,293
Other	71,929	68,550	67,212	69,774		81,061	42,013
Capital goods	24,130	22,496	20,992	20,205		22,597	12,072

Total merchandise imports	174,458	168,396	168,679	170,546		196,810	103,222

Trade balance	$(8,337)	$(9,617)	$(7,633)	$(5,779)		$(8,811)	$(2,642)

Average price of Mexican oil mix(3)	$24.79	$18.61	$21.52	$24.78	(2)	$31.02	$37.97

Note: Totals may differ due to rounding.

(1)	Includes exports and imports of in-bond industry.

(2)	Preliminary.

(3)	Average price (in dollars per barrel) of the Mexican oil mix.

Source: Banco de México.

As a result of the export promotion strategy referred to above, non-oil exports have increased nearly twenty-fold since 1982, reaching U.S. $164.3 billion (or 87.4% of total merchandise exports including in-bond industries) in 2004. Over the last twenty years, the composition of Mexico’s non-oil exports has also changed. In 2004, U.S. $157.7 billion (or 96.0%) of Mexico’s non-oil exports (including in-bond industry) were represented by manufactured goods, as compared with U.S. $5.8 billion (or 77.1%) in 1982.

In 2003, Mexico registered a trade deficit of U.S. $5.8 billion, 24.3% less than the deficit registered in 2002. Merchandise exports increased by only 2.3% in 2003, to U.S. $164.8 billion, primarily due to the slowdown in external demand, especially from the United States, Mexico’s principal trading partner, which was offset in part by a 15.1% increase in the average price per barrel of Mexican crude oil exports. Petroleum exports increased by 25.4% and non-petroleum exports remained virtually unchanged in 2003, in each case as compared with 2002. Exports of manufactured goods, which represented 85.4% of total merchandise exports in 2003, decreased by 0.7% as compared with 2002.

Total imports increased by 1.1% in 2003 as compared with 2002, to U.S. $170.5 billion. The relative stability of imports was attributable principally to an increase in demand corresponding to the 1.4% increase in GDP for the year, which was offset in part by the relative weakness in exports of manufactured goods, which tend to use imported goods as inputs. Imports of capital goods fell by 3.7%, as compared with 2002, largely due to decreased levels of private investment. Imports of intermediate goods increased by 1.8% and imports of consumer goods increased by 1.6% in 2003, each as compared with 2002.

According to preliminary figures, in 2004, Mexico registered a trade deficit of U.S. $8.8 billion, as compared with a trade deficit of U.S. $5.8 billion in 2003. Merchandise exports increased by 14.1% in 2004, to U.S. $188.0 billion, mainly due to an increase in external demand, especially from the United States, Mexico’s principal trading partner, and a 25.2% increase in the average price per barrel of Mexican crude oil exports. In 2004, petroleum exports increased by 27.2% and non-petroleum exports increased by 12.4%, in each case as compared with 2003. Exports of manufactured goods, which represented 83.9% of total merchandise exports in 2004, increased by 12.2% in 2004 as compared with 2003.

According to preliminary figures, total imports were U.S. $196.8 billion during 2004, a 15.4% increase as compared with 2003, principally due to the increase in demand corresponding to the 4.4% increase in GDP for the year, and to the recovery of exports of manufactured goods, which tend to use imported goods as inputs. Imports of intermediate goods increased by 15.5%, imports of capital goods increased by 11.8% and imports of consumer goods increased by 18.1% during 2004, each as compared with 2003.

According to preliminary figures, during the first six months of 2005, Mexico registered a trade deficit of U.S. $2.6 billion, as compared with a trade deficit of U.S. $1.6 billion for the same period of 2004. Merchandise exports increased by 11.0% during the first six months of 2005, to U.S. $100.6 billion, as compared to U.S. $90.6 billion for the same period of 2004. During the first six months of 2005, petroleum exports increased by 32.2%, while non-petroleum exports increased by 8.2%, in each case as compared with the same period of 2004. Exports of manufactured goods, which represented 81.9% of total merchandise exports, increased by 7.9% during the first six months of 2005, as compared with the same period of 2004.

According to preliminary figures, during the first six months of 2005, total imports grew by 11.9% to U.S. $103.2 billion, as compared to U.S. $92.2 billion for the same period of 2004. During the first six months of 2005, imports of intermediate goods increased by 9.3%, imports of capital goods increased by 16.9% and imports of consumer goods increased by 24.2%, each as compared to the same period of 2004.

Geographic Distribution of Trade

The United States is Mexico’s most important trading partner. In 2004, trade with the United States accounted for approximately 87.3% of Mexico’s total exports and 55.5% of Mexico’s total imports.

The following table shows the distribution of Mexico’s external trade for the periods indicated:

Distribution of Trade(1)

	2000	2001	2002	2003	2004(2)
Exports (f.o.b.):
U.S.A.	88.7%	88.6%	89.0%	88.8%	87.3%
Canada	2.0	1.9	1.8	1.7	1.5
EU	3.4	3.4	3.2	3.4	3.4
Of which:
Spain	0.9	0.8	0.9	0.9	1.0
U.K.	0.5	0.4	0.4	0.3	0.4
Germany	0.9	1.0	0.8	1.1	1.0
France	0.2	0.2	0.2	0.2	0.2
Japan	0.6	0.4	0.3	0.4	0.3
Others	5.3	5.8	5.7	5.8	7.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (f.o.b.):
U.S.A.	73.1%	67.6%	63.2%	61.8%	55.5%
Canada	2.3	2.5	2.7	2.4	2.8
EU	8.5	9.6	9.8	10.5	10.6
Of which:
Spain	0.8	1.1	1.3	1.3	1.5
U.K.	0.6	0.8	0.8	0.7	0.8
Germany	3.3	3.6	3.6	3.7	3.7
France	0.8	0.9	1.1	1.2	1.2
Japan	3.7	4.8	5.5	4.5	5.4
Others	12.4	15.5	18.9	20.9	25.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(1)	Includes in-bond industry on a gross basis.

(2)	Preliminary.

Source: Ministry of Economy.

The North American Free Trade Agreement, known as the NAFTA, between Mexico, the United States and Canada, entered into force on January 1, 1994. The three parties to the NAFTA also negotiated and entered into supplemental accords to the NAFTA on labor and environmental issues, as well as separate understandings on emergency actions in response to import surges and the funding of environmental infrastructure projects in the Mexico-U.S. border region. In addition, different combinations of the three countries have also reached understandings, or have agreed to pursue further discussions, on various specific issues.

The NAFTA:

•	removed most customs duties imposed on goods traded among Mexico, the United States and Canada;

•	removed or relaxed many investment restrictions, including restrictions on foreign investment in banking, insurance and other financial service activities;

•	liberalized trade in services and provided for protection of intellectual property rights;

•	provides a specialized means for resolution of trade disputes arising under the NAFTA; and

•	promotes trilateral, regional and multilateral cooperation.

Mexico has enacted laws and promulgated regulations to implement the NAFTA and intends to continue this process. Certain provisions of the NAFTA are being phased in over a period of years. It is anticipated over the long term that the NAFTA will have a favorable effect on employment, wages and economic growth in Mexico by providing improved and more predictable access of Mexican exports to U.S. and Canadian markets. On the other hand, Mexican producers and service providers are subject to increased foreign competition as tariffs and other restrictions which provided a measure of protection for certain industries from foreign competition are reduced. This increased competition, the effects of which have already been felt in many segments of the Mexican economy after Mexico’s entry into the General Agreement on Trade and Tariffs in 1986, contributed to increased unemployment in Mexico in the short term, but has led to favorable changes in the composition of Mexican economic activity.

Since NAFTA entered into force in 1994, trade between Mexico, the United States and Canada has increased. In 2004, United States imports of Mexican products during 2004 grew at a lower rate (12.9%) than United States imports overall (16.9%), primarily due to the increased competitiveness of other nations’ products (such as China, South Korea, Germany and Canada) as compared to Mexican products in the United States market.

A free trade agreement between Mexico and Chile went into effect on August 1, 1999, expanding the terms of the trade agreement originally entered into by these countries in 1992. A free trade agreement with Colombia and Venezuela and a similar agreement with Bolivia entered into force on January 1, 1995. Mexico entered into a free trade agreement with Costa Rica in January 1995 and with Nicaragua in July 1998. In February 2000, Mexico and Israel signed a free trade agreement, which took effect on July 1, 2000. The agreement covers tariffs on industrial and agricultural products exported by Mexico to Israel and on agricultural technology, medical and agricultural equipment and agricultural products exported by Israel to Mexico. In June 2000, Mexico signed a free trade agreement with Guatemala, Honduras and El Salvador, which took effect on March 15, 2001 for Guatemala and El Salvador, and on June 1, 2001 for Honduras. The agreement covers tariffs on industrial and agricultural products traded among the four countries, as well as rules governing the export and import of services among the four countries. On November 15, 2003, Mexico signed a free trade agreement with Uruguay, which entered into effect on July 15, 2004. On September 17, 2004, Mexico signed a free trade agreement with Japan, which entered into effect on April 1, 2005. In addition, Mexico is participating in the negotiations for the Free Trade Area of the Americas (FTAA), and is negotiating a free trade agreement with the four members of the Common Market of the South (MERCOSUR), Argentina, Brazil, Paraguay and Uruguay. Negotiations for a free trade agreement with Panama were suspended in 2003.

On November 18, 1993, Mexico was admitted as a member of the Asian Pacific Economic Cooperation Association. Mexico became a member of the World Trade Organization on January 1, 1995, the date the World Trade Organization superseded the General Agreement on Trade and Tariffs. In March 2000, Mexico and the European Union signed a free trade agreement, which took effect on July 1, 2000. The agreement covers industrial tariffs, agricultural goods, services, public procurement, rules of competition and investment, intellectual property, rules of origin and dispute resolution.

The Ley de Comercio Exterior (Foreign Trade Law), enacted in 1993, grants broad powers to the President to establish import and export duties and other trade restrictions. Under the law, the Ministry of Economy is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties. The Foreign Trade Law created the Foreign Trade Commission, an agency now within the Ministry of Economy, to administer these procedures. In addition, the Foreign Trade Law specifically defines and regulates unfair trade practices, making Mexico’s regulatory framework more consistent with current international practices and standards.

In-bond Industry

Mexico’s maquiladora or in-bond industry imports components and raw materials free of duties and exports finished products with the manufacturer paying tariffs only on the value added in Mexico. Initially established along the border with the United States, in-bond plants are now established in other regions of the country, where they have access to a larger and more diverse labor pool and are able to take greater advantage of inputs available from Mexican suppliers. In 2004, 565 in-bond plants were located in non-border regions, as compared to only 71 in 1982. More than half of the value added by in-bond industry is in the production of auto parts, transportation equipment and electronic products.

At December 31, 2004, the number of in-bond plants totaled 2,812, down from 2,861 at December 31, 2003. As of December 31, 2004, in-bond plants employed 1,124,586 workers, an increase from 1,050,210 workers at December 31, 2003. This increase in employment was attributable principally to the growth of the manufacturing sector generally in 2004. Net revenues from maquiladora operations in 2004 totaled U.S. $1.8 billion, an increase of 9.5% as compared with 2003.

Balance of International Payments

Since 1988, Mexico has registered deficits in its current account, due primarily to increases in imports by the private sector and the Government’s trade liberalization policies.

According to preliminary figures, during 2002, Mexico’s current account registered a deficit of U.S. $13,499 million, or 2.1% of GDP, U.S. $4,143 million less than the current account deficit registered in 2001. The capital account registered a surplus of U.S. $23,114 million in 2002, as compared with a surplus of U.S. $26,200 million in 2001. This decrease in the capital account surplus was principally due to the decrease in foreign investment in that year, which was offset in part by an increase in assets (reflecting an increase in the assets held domestically rather than abroad by Mexican residents) in that year. Total foreign investment in Mexico was U.S. $14,845 million in 2002, reflecting an inflow of U.S. $15,477 million in direct foreign investment, which was offset in part by an outflow of U.S. $632 million of net foreign portfolio investment (including securities placed abroad).

According to preliminary figures, during 2003, Mexico’s current account registered a deficit of U.S. $8,604 million, or 1.4% of GDP, U.S. $4,895 million less than the current account deficit registered in 2002. The capital account registered a surplus of U.S. $18,657 million in 2003, as compared with a surplus of U.S. $23,114 million in 2002, primarily due to the continued decline in direct foreign investment, which was offset in part by the increase in portfolio investment in that year. Foreign investment in Mexico totaled U.S. $16,143 million in 2003, and was composed of direct foreign investment inflows totaling U.S. $12,279 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $3,864 million.

According to preliminary figures, during 2004, Mexico’s current account registered a deficit of 1.1% of GDP, or U.S. $7,355 million, U.S. $1,249 million less than the current account deficit registered in 2003. The capital account registered a surplus of U.S. $13,085 million in 2004, $5,572 million less than the surplus of U.S. $18,657 million in 2003, primarily due to a sharp increase in assets held abroad by Mexican residents, which was only partially offset by increases in direct foreign investment and portfolio investment in 2004. Foreign investment in Mexico totaled U.S. $23,504 million in 2004, and was composed of direct foreign investment inflows totaling U.S. $17,377 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $6,126 million.

According to preliminary figures, during the first six months of 2005, Mexico’s current account registered a deficit of 0.7% of GDP, or U.S. $2,541 million, as compared to a deficit of U.S. $1,623 million for the same period of 2004. The capital account surplus for the first six months of 2005 totaled U.S. $4,100 million, 33.1% less than the U.S. $6,129 million surplus for the same period of 2004. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $15,362 million during the first six months of 2005, and was composed of direct foreign investment totaling U.S. $7,464 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $7,898 million.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	2000	2001(1)	2002(1)	2003(1)	2004(1)	First six months of 2005(1)
	(in millions of dollars)
I. Current Account(2)	$(18,598)	$(17,642)	$(13,499)	$(8,604)	$(7,355)	$(2,541)
Credits	192,876	186,166	188,140	195,136	224,176	120,314
Merchandise exports (f.o.b.)	166,121	158,780	161,046	164,766	187,999	100,579
Non-factor services	13,712	12,660	12,692	12,533	13,913	8,123
Tourism	8,294	8,401	8,858	9,362	10,753	6,469
Others	5,418	4,260	3,834	3,171	3,160	1,654
Factor Services	6,020	5,366	4,099	3,942	5,141	2,092
Interest	5,025	4,075	2,835	2,343	2,211	1,316
Others	995	1,292	1,263	1,599	2,929	777
Transfers	7,023	9,360	10,304	13,895	17,124	9,520
Debits	211,474	203,808	201,638	203,740	231,530	122,855
Merchandise imports (f.o.b.)	174,458	168,396	168,679	170,546	196,810	103,222
Non-factor services	16,036	16,218	16,740	17,134	18,562	10,082
Insurance and freight	5,006	4,643	4,408	4,493	5,450	3,037
Tourism	5,499	5,702	6,060	6,253	6,959	3,724
Others	5,530	5,873	6,272	6,387	6,153	3,321
Factor services	20,951	19,172	16,185	16,023	16,079	9,537
Interest	13,695	12,693	11,966	11,670	11,445	6,059
Others	7,256	6,479	4,219	4,353	4,634	3,477
Transfers	29	22	35	37	80	15
II. Capital Account	18,863	26,200	23,114	18,657	13,085	4,100
Liabilities	11,764	30,035	11,310	11,723	18,923	13,669
Loans and deposits	(4,179)	(1,534)	(3,535)	(4,419)	(4,581)	(1,693)
Development banks	920	(1,289)	(545)	(1,417)	(2,215)	(1,262)
Commercial banks	(1,803)	(2,933)	(2,316)	272	(471)	(1,699)
Banco de México	(4,286)	0	0	0	0	0
Non-financial public sector	(3,528)	(1,280)	(1,620)	(2,133)	(3,064)	(1,656)
Non-financial private sector	2,620	2,797	(993)	(2,421)	(133)	705
PIDIREGAS	1,897	1,170	1,937	1,279	1,302	2,219
Foreign investment	15,943	31,569	14,845	16,143	23,504	15,362
Direct	17,078	27,687	15,477	12,279	17,377	7,464
Portfolio	(1,134)	3,882	(632)	3,864	6,126	7,898
Equity Securities	447	151	(104)	(123)	(2,522)	856
Debt securities in pesos	(46)	941	150	902	5,193	3,032
Public sector	(25)	941	150	902	5,193	3,032
Private sector	(21)	0	0	0	0	0
Debt securities in foreign currency	(1,535)	2,790	(678)	3,085	3,455	4,010
Public sector	(4,151)	1,274	(2,300)	(783)	839	(3,005)
Private sector	729	(734)	(1,713)	(1,056)	(2,031)	3,792
PIDIREGAS	1,887	2,250	3,335	4,924	4,647	3,223
Assets	7,099	(3,835)	11,805	6,934	(5,837)	(9,569)
III. Errors and Omissions	2,559	(1,233)	(2,526)	(616)	(1,672)	(1,282)
IV. Change in net international reserves(3)	2,822	7,325	7,104	9,451	4,061	278

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include in-bond industry.

(3)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver as well as adjustments in their value are not reflected in items I, II and III.

Source: Banco de México.

Mexico’s Foreign Exchange Commission, composed of members of the Ministry of Finance and Banco de México, establishes Mexico’s exchange rate policy as well as Mexico’s policies for the accumulation of international reserves.

The Government establishes quarterly targets for the expansion of net domestic credit, and has done so since 1996. At that time, the definition of “net domestic credit” was changed to be more consistent with international standards. “Net domestic credit” is now defined as the variation of the monetary base (currency in circulation plus bank deposits at the central bank) less the variation of Banco de México’s “net international assets.” “Net international assets” is defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

In August 1996, the Foreign Exchange Commission announced a plan to increase Mexico’s reserves by conducting monthly auctions of options to sell U.S. dollars to Banco de México. The auctions took place among commercial banks, which could assign their rights arising therefrom. The auctions allowed Banco de México to accumulate international assets without creating distortions in the currency markets. On May 18, 2001, the Foreign Exchange Commission determined that accumulated reserve levels were high enough to justify suspending until further notice the sale of options after the auction held on June 29, 2001.

In February 1997, the Foreign Exchange Commission established a program enabling Banco de México to sell up to U.S. $200 million of dollars to Mexican commercial banks pursuant to an auction mechanism on any day in which the peso/dollar exchange rate applicable to the payment of obligations denominated in foreign currencies exceeds the corresponding rate on the preceding business day by more than 2%. This mechanism was adopted with the aim of moderating the volatility of the peso/dollar exchange rate, while maintaining the Government’s freely floating exchange rate regime.

On August 26, 1998, the Foreign Exchange Commission decided to allow Banco de México to increase the number of currency auctions held per day from two to three, in order to increase the likelihood that Banco de México would be able to sell the entire maximum amount of U.S. $200 million on any day it chose to use the auction program. In one such sale, on September 10, 1998, Banco de México sold a total of U.S. $478 million, with U.S. $200 million of this amount sold under the auction program, and the remainder sold as an extraordinary direct sale of dollars at market rates, the first and only extraordinary intervention by Banco de México in the foreign currency market since December 1995. The Foreign Exchange Commission suspended use of the mechanism for the contingent sale of dollars as of July 2, 2001.

On March 20, 2003, the Foreign Exchange Commission announced that it had adopted a new mechanism to moderate the rate of accumulation of international reserves expected in 2003. Under the mechanism, Banco de México announced every quarter, beginning in May 2003, the total amount of dollars it would supply to the currency market in the following three-month period. The amount of dollars to be sold, which was sold exclusively to Mexican credit institutions, equaled 50% of the increase in net international reserves registered during the previous quarter less the sales of dollars made through this mechanism during the previous quarter. The total amount of dollars to be sold in a quarter was sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

On March 12, 2004, the Foreign Exchange Commission announced that it would adjust the mechanism to moderate the rate of accumulation of international reserves described in the preceding paragraph. Under the adjusted mechanism, which remains in effect, Banco de México continues to make quarterly announcements regarding the daily amounts of dollars to be supplied to the currency market pursuant to the same formula, but the total amount announced will be divided into four equal portions to be sold in the following four quarters. The new mechanism commenced on May 3, 2004. The amount of dollars to be auctioned during the quarter from May through July 2004 (U.S. $22.0 million) was based retroactively on the accumulation of net international reserves registered in the four quarters from April 16, 2003 through April 16, 2004. The total to be auctioned for the quarter from May through July 2004 was therefore equal to the sum of one-fourth of each of the total amounts announced for the quarters ended in July 2003, October 2003, January 2004 and April 2004. The amount of dollars auctioned during the quarter from August through October 2004 was U.S. $22.0 million, from November through January 2005 was U.S. $22.0 million; from February through April 2005 was U.S. $23 million and from May through July

2005 was U.S. $15 million. The amount of dollars to be auctioned during the quarter from August through October 2005 is U.S. $12 million. The total amount of dollars to be sold in a quarter is sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

At December 31, 2004, Mexico’s international reserves totaled U.S. $61,496 million, an increase of U.S. $4,061 million from the level at December 31, 2003. The net international assets of Banco de México totaled U.S. $64,233 million at December 31, 2004, an increase of U.S. $5,174 million from the level at December 31, 2003. At October 14, 2005, Mexico’s international reserves totaled U.S. $62,331 million, an increase of U.S. $835 million from the level at December 31, 2004. The net international assets of Banco de México totaled U.S. $70,124 million at October 14, 2005, an increase of U.S. $5,891 million from the level at December 31, 2004.

The following table sets forth the international reserves and net international assets of Banco de México at the end of each period indicated.

International Reserves and Net International Assets(3)

Year	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets
	(in millions of dollars)
2000	$ 33,555	$ 35,629
2001	40,880	44,857
2002	47,984	50,722
2003	57,435	59,059
2004	61,496	64,233
2005
January	61,762	65,112
February	62,138	64,096
March	61,739	64,146
April	60,715	62,829
May	60,536	61,960
June	61,774	65,636
July	59,331	66,515
August	60,880	68,264
September	60,836	70,013

(1)	International reserves of Banco de México include gold, Special Drawing Rights and foreign exchange holdings.

(2)	International reserves are equivalent to gross international reserves minus international liabilities of the central bank with maturities under six months.

(3)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

Source: Banco de México.

Direct Foreign Investment in Mexico

Mexico’s Foreign Investment Law establishes a set of rules designed to provide legal certainty to foreign investors and promote the country’s competitiveness. The law, which became effective in December 1993, liberalized certain restrictions on foreign investment in Mexico, permitting, if certain conditions are satisfied, the ownership by foreign investors of 100% of the capital stock of a Mexican company. The law also sets forth which activities of the economy continue to be reserved to the Government or to Mexican investors and the different activities in which foreign investment may not exceed 10%, 25%, 30% or 49% of the total investment. The Government recognizes that Mexico is competing for capital with many other countries, including China and nations in Eastern and Central Europe, but believes that, because of the increased competitiveness and productivity of its economy, Mexico will be able to maintain access to sources of investment capital.

If certain requirements are met, the Foreign Investment Law allows foreign investors to purchase equity securities traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors. Thus, with the authorization of the Ministry of Economy, investment trusts may be established by Mexican banks acting as trustees. These trusts issue ordinary participation certificates that may be acquired by foreign investors; the certificates grant only economic rights to their holders and do not confer voting rights in the companies whose stock is held by the trusts (such voting rights being exercisable only by the trustee).

According to preliminary figures, during 2004, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $23.5 billion, comprising direct foreign investment of U.S. $17.4 billion (42.4% of which came from the United States) and net foreign portfolio investment (including securities placed abroad) inflows of U.S. $6.1 billion. Total accumulated direct foreign investment in Mexico during the 2000-2004 period amounted to approximately U.S. $89.9 billion. Of the total direct foreign investment accumulated during 2000-2004 period, excluding that in securities, 40.5% has been channeled to manufacturing, 34.5% to financial services, 4.8% to transportation and communications, 9.6% to commerce, hotels and restaurants and 10.7% to other sectors.

According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $15.4 billion during the first six months of 2005, and was composed of direct foreign investment totaling U.S. $7.5 billion and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $7.9 billion.

The following table shows, by country of origin, direct foreign investment in Mexico as recorded in the balance of payments in 2004 and the cumulative totals from January 1, 2000 through December 31, 2004.

Direct Foreign Investment(1)

	Direct Foreign Investment in 2004		Cumulative Total 2000-2004
	(in millions of dollars, except percentages)
United States	$7,373.8	42.4%	$57,531.8	64.0%
United Kingdom	115.5	0.7	2,648.1	3.0
Germany	356.5	2.1	1,607.6	1.8
Japan	165.7	1.0	1,046.7	1.2
France	141.3	0.8	(1,254.7)	(1.4)
Netherlands	276.6	1.6	7,213.5	8.0
Spain	6,844.6	39.4	12,011.2	13.4
Canada	379.2	2.2	2,448.0	2.7
Sweden	(8.8)	(0.1)	(512.0)	(0.6)
Italy	165.5	1.0	254.3	0.3
Others	1,567.5	9.0	6,903.4	7.7

Total	$17,377.4	100.0%	$89,897.9	100.0%

Note: Totals may differ due to rounding.

(1)	Excluding portfolio investment.

Source: Banco de México.

Subscriptions to International Institutions

At December 31, 2004, Mexico’s subscription to the IMF was 2,585 million Special Drawing Rights (“SDR”) (equal to approximately U.S. $3.25 billion). On August 30, 2000, Banco de México repurchased its entire outstanding IMF repurchase obligations and has not incurred any new repurchase obligations since that date.

Mexico’s subscription to the capital of the World Bank was U.S. $2.27 billion at December 31, 2004. Of this amount, U.S. $139.0 million has been paid in, and the balance is callable only if required by the World Bank to meet its obligations for borrowed funds or guaranteed loans. At December 31, 2004, excluding cancellations, the World Bank had authorized gross loans to Mexico totaling U.S. $31.6 billion, of which U.S. $30.1 billion had been disbursed.

At December 31, 2004, Mexico’s contribution to the capital of the International Development Association was U.S. $161.4 million and its subscription to the capital of the International Finance Corporation was U.S. $27.6 million, all of which had been paid. Both the International Development Association and the International Finance Corporation are part of the World Bank Group. At December 31, 2004, the International Finance Corporation had authorized credits to and made investments in Mexico totaling U.S. $5.2 billion.

Mexico’s subscription to the capital of the Inter-American Development Bank (“IADB”) was U.S. $7.0 billion at December 31, 2004, one of the largest subscriptions of the IADB’s Latin American members. Of that subscription, U.S. $299.0 million has been paid in and the balance is callable if required to meet the IADB’s obligations. Mexico’s contribution to the IADB Fund for Special Operations was U.S. $329.0 million at December 31, 2004. The IADB had authorized gross loans to Mexico at December 31, 2004 totaling U.S. $17.6 billion (excluding cancellations), of which U.S. $16.3 billion had been disbursed. Mexico’s contribution to the capital of the Inter-American Investment Corporation, an affiliate of the IADB, was U.S. $36.9 million at December 31, 2004, and the Inter-American Investment Corporation had made investments in Mexico totaling U.S. $184.2 million at December 31, 2004.

Mexico has also contributed capital to the Caribbean Development Bank and the European Bank for Reconstruction and Development. In addition, Mexico has subscribed to a total of U.S. $225 million of capital, of which 78% has been paid in, of the North American Development Bank, whose purpose is to improve environmental conditions along the United States-Mexico border. Banco de México has also been a member of the Bank for International Settlements since 1996, when Banco de México subscribed to 3,000 shares of the Bank for International Settlements’ third tranche of capital.

Exchange Controls and Foreign Exchange Rates

Since December 22, 1994, the Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. The Mexican Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).

Following a period of relative stability, during June and the first two weeks of July of 2000, uncertainty generated by financial problems in Argentina put pressure on the peso-dollar exchange rate. In December of 2000, the exchange rate experienced new pressures due primarily to unfavorable external factors, notably the growing evidence of the U.S. economic deceleration and the downward correction in the price of oil. The peso/dollar exchange rate closed at Ps. 9.572 = U.S. $1.00 on December 31, 2000, a decline in dollar terms in the value of the peso of approximately 0.6% as compared to the exchange rate at the end of 1999.

The peso/dollar exchange rate closed at Ps. 9.142 = U.S. $1.00 on December 31, 2001, a 4.7% appreciation in dollar terms as compared to the exchange rate at the end of 2000. The appreciation was primarily attributable to an increase in capital inflows, which in turn was largely due to favorable medium-term projections for the economy and the strength of the Government’s external accounts.

The peso/dollar exchange rate closed at Ps. 10.313 = U.S. $1.00 on December 31, 2002. This 11.4% depreciation in dollar terms was attributable in part to expectations that the U.S. economy would be negatively affected by war in the Middle East, in turn affecting demand for Mexican products.

The peso/dollar exchange rate closed at Ps. 11.236 = U.S. $1.00 on December 31, 2003. This 8.2% depreciation in dollar terms was largely attributable to continued uncertainty regarding the U.S. economy due to the continuing conflict in Iraq, a decline in domestic interest rates in 2003 and the uncertainty associated with the potential weakening of the U.S. manufacturing sector, which could have a negative impact on the Mexican manufacturing sector.

The peso/dollar exchange rate closed at Ps. 11.265 = U.S. $1.00 on December 31, 2004. The relative stability of the exchange rate in 2004 as compared to 2003 was largely attributable to the favorable conditions in the international financial markets due to less uncertain geopolitical conditions worldwide and to the favorable monetary conditions during the year.

During the first six months of 2005, the average peso/U.S. dollar exchange rate was Ps. 11.082 = U.S. $1.00. The peso/U.S. dollar exchange rate at October 18, 2005 was Ps. 10.8307 per U.S. dollar.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Exchange Rates

	Representative Market Rate
Year	End-of-Period	Average
2000	9.572	9.456
2001	9.142	9.343
2002	10.313	9.656
2003	11.236	10.789
2004	11.265	11.286
2005
January	11.299	11.256
February	11.096	11.150
March	11.294	11.133
April	11.103	11.126
May	10.903	10.992
June	10.843	10.834
July	10.643	10.693
August	10.894	10.670
September	10.850	10.779

Source: Banco de México.

PUBLIC FINANCE

General

Budget Process

The Government’s fiscal year is the calendar year. The budget process involves the participation and coordination on both an overall and a sectoral basis of all the federal ministries and agencies. The Ministry of Finance and Public Credit prepares the revenue bill each fiscal year, which sets forth the revenues to be received by the Government and budget controlled agencies during the succeeding fiscal year. The various federal ministries prepare expenditure estimates for their own operations and for all of the budget controlled agencies under their jurisdiction, within the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. The Ministry of Finance and Public Credit then reviews these expenditure requests and prepares the expenditure bill for the Government and the budget controlled agencies.

Upon passage by both houses of Congress, the revenue bill becomes the Federal Annual Revenue Law, which provides the necessary authority for collecting taxes and other revenues and for contracting loans. Upon passage by the Chamber of Deputies, which under the Constitution is the only chamber required to approve it, the expenditure bill becomes the Federal Expenditure Budget, which provides the authority for incurring expenses during the relevant fiscal year. In addition, the Chamber of Deputies is obligated to review on a yearly basis the Public Account, which sets forth the expenditures actually made by the ministries and the budget controlled agencies.

Under the Constitution, no payment may be made by any ministry or budget controlled agency unless it is included in the Federal Expenditure Budget or approved under a law subsequently passed by Congress. However, the Federal Expenditure Budget for 2005, approved by the Chamber of Deputies on November 18, 2004, and the Federal Annual Revenue Law for 2005, approved by the Congress on November 13, 2004 (together, the “2005 Budget”), set forth rules for additional expenditures that may be made to the extent that oil revenues earned by Pemex exceed the projected oil revenues set forth in the 2005 Budget. Further, the 2005 Budget provides that the Executive branch, acting through the Ministry of Finance, is authorized to approve, if certain conditions are met, additional expenditures by certain ministries or government agencies in the event that those ministries or agencies realize revenues higher than the projected revenues corresponding to them pursuant to the 2005 Budget.

Treatment of Public Sector Agencies and Enterprises

The federal budget includes the revenues and expenditures of the Government and of certain agencies and enterprises whose budgets require specific legislative approval (“budget controlled agencies”), including, for example, Petróleos Mexicanos. The overall public sector budget and the revenues and expenditures information included herein are prepared on a consolidated basis, including not only the revenues and expenditures of the Government and budget controlled agencies, but also of other public sector agencies and enterprises whose budgets are not subject to legislative approval (“administratively controlled agencies”), such as NAFIN and Bancomext. The budgets of administratively controlled agencies are subject to Governmental review and, as with the budget controlled agencies, the Ministry of Finance and Public Credit must approve their borrowings. In some instances, borrowings of budget and administratively controlled agencies are guaranteed by Mexico whether by law or pursuant to contractual arrangements.

Measures of Fiscal Balance

Mexico reports its fiscal balance using three principal measures:

•	Public sector balance, which is equal to consolidated public sector revenues minus expenditures, including public sector interest expense, but excluding proceeds from privatizations and the effects of financial intermediation. A deficit in the public sector balance is also referred to as the Public Sector Borrowing Requirement.

•	Primary balance, which is equal to the public sector balance less the net borrowing costs of the Government, that is, the balance of revenues and expenditures of the non-financial public sector,

excluding interest payments on public debt. The primary balance is also reported without giving effect to proceeds of privatizations. This balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

•	Operational balance, which is similar to the primary balance but excludes only the inflationary component of interest payments on domestic debt of the non-financial public sector. This balance is used to correct the distortions that affect the measurement of public finances in an inflationary environment.

The following table sets forth the performance of public finance indicators as a percentage of GDP for the years indicated.

Public Finance Indicators 2000-2005

(percentage of GDP)

(1)	Preliminary.

(2)	2005 Budget figures represent budgetary estimates, based on the economic assumptions, contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2005 and in the Programa Económico 2005 (Economic Program for 2005) and do not reflect actual results for the year or updated estimates of Mexico’s 2005 economic results.

Source: Ministry of Finance and Public Credit.

Fiscal Policy

The rationalization of public expenditure and the augmentation of revenue have been important components of the Government’s economic stabilization strategy. The Government’s fiscal policy has two fundamental objectives: to establish the macroeconomic foundation for sustained growth and to focus the Government’s resources on those sectors in which the Government can have the greatest impact in supporting social development and the competitiveness of the Mexican economy.

At present, the Government’s principal short-term fiscal policy objectives, in addition to countering inflation, are:

•	strengthening economic activity and exports;

•	maintaining an adequate surplus in the Government’s primary balance and incurring only a moderate public sector deficit;

•	continuing the promotion of fiscal federalism; and

•	increasing the efficiency and competitiveness of the economy and the effectiveness of the tax collection system.

The Government’s principal medium-term fiscal policy objectives are:

•	significantly reducing the inflation rate to levels approximating those of Mexico’s major trading partners;

•	consolidating the process of sustainable economic growth;

•	promoting private sector savings;

•	continuing to modernize the economy; and

•	strengthening social policy through increased real spending on social development.

2005 Budget and Fiscal Package

The 2005 Budget maintains fiscal discipline as the cornerstone of the economic program. The 2005 Budget as originally proposed to Congress contemplated a public sector deficit of 0.14% of GDP. Congress revised the proposal to provide for a public sector deficit of 0.22% of GDP for 2005. The 2005 Budget as originally proposed to Congress was based on an estimated weighted average price of Mexico’s oil exports of U.S. $23.00 per barrel. Congress’s upward revision to U.S. $27.00 per barrel and the 2005 Budget’s estimated volume of oil exports of 1,900 thousand barrels per day resulted in Ps. 41.7 billion of additional revenues with respect to the original proposal.

Under the 2005 Budget, the Government estimates that it will devote Ps. 313,240 million (23.8% of total budgetary programmable expenditures) to education and Ps. 382,411 million (29.0% of total budgetary programmable expenditures) to health and social security.

The Government also expects that it will devote Ps. 86,376 million (6.6% of total budgetary programmable expenditures) to housing and community development. In addition, the 2005 Budget contemplates that Ps. 221,616 million will be used for the debt service of the Government, including the debt service of IPAB, and that Ps. 31,763 million will be used for the debt service of the public sector agencies included in the 2005 Budget.

Subsequent to the approval of the Federal Expenditure Decree for 2005 by the Chamber of Deputies, the President on December 21, 2004 submitted a filing to the Supreme Court of Mexico contesting the limitations of the powers of the Executive with respect to the budget approval process and the reallocation of certain expenditures set forth in the Federal Expenditure Decree for 2005, which represent amounts allocated by the President in the proposal to certain federal programs and entities and shifted by Congress to fund programs administered in certain cases by the states. The President’s filing with the Supreme Court requested that the court rule, among other things, that the President has the power to eliminate changes made by the Chamber of Deputies to the original Federal Expenditure Decree as proposed by the President and submitted to the Chamber of Deputies. On December 22, 2004, the Supreme Court granted an interim ruling suspending until a further ruling is issued by the Supreme Court the carrying out of specific works projects, services and transfers within the expenditures contested by the President and which account for up to Ps. 4.2 billion of expenditures. On May 17, 2005, the Supreme Court ruled that President Fox does have the power to veto changes made by the Chamber of Deputies to the original Federal

Expenditure Decree, but also ruled that the Chamber of Deputies may override the President’s veto by a two-thirds vote. The Supreme Court ordered the Chamber of Deputies to reconsider the President’s original proposed changes to the Federal Expenditures Decree for 2005. In October 2005, the Chamber of Deputies reached an agreement with the President whereby the Chamber of Deputies agreed to reconsider the President’s changes discussed above and the President subsequently agreed to accept the Federal Expenditure Decree as proposed by the Chamber of Deputies and approved by the Congress.

The assumptions and targets underlying the 2005 Budget, as embodied in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2005 presented by the President to the Congress for approval and in the Programa Económico 2005 (Economic Program for 2005) approved by the Congress, the results for 2003 and preliminary results for 2004 and the first half of 2005 are set forth in the table below.

2003 and 2004 Results;

2005 Budget Assumptions and Targets

2003 Results	2004 Results	First half of 2005 Results	2005 Budget
Real GDP growth (%)	1.4	%(1)	4.4	%(1)	2.8	%(1)	3.8%
Increase in the national consumer price index (%)	4.0%	5.2%	0.8%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$24.7	8(1)	$31.0	2(1)	$37.9	7(1)	$27.0	0
Current account deficit as % of GDP	1.4	%(1)	1.1	%(1)	0.7	%(1)	2.1%
Average exchange rate (Ps./$1.00)	10.7	9	11.2	9	11.0	8	11.6
Average rate on 28-day Cetes (%)	6.2%	6.8%	9.4%	7.8%
Public sector balance as % of GDP	(0.6)%	(0.3	)%(1)	1.0	%(1)	(0.2)%
Primary balance as % of GDP	2.1%	2.5	%(1)	3.8	%(1)	2.6%

(1)	Preliminary.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table sets forth revenues and expenditures and total borrowing requirements for the consolidated public sector for the five fiscal years ended December 31, 2004 and budgetary estimates for 2005.

Selected Public Finance Indicators

	2000		As a % of GDP	2001		As a % of GDP	2002		As a % of GDP	2003		As a % of GDP	2004(1)		As a % of GDP	2005 Budget(2)		As a % of GDP
	(in billions of pesos)(3)
1. Budgetary revenues	Ps.	346.7	21.6%	Ps.	350.5	21.9%	Ps.	357.7	22.1%	Ps.	380.3	23.2%	Ps.	397.5	23.3%	Ps.	383.7	22.5%
Federal Government		253.5	15.8		258.9	16.2		255.1	15.8		269.3	16.4		284.6	16.6		275.8	16.1
Public enterprises and agencies		93.3	5.8		91.6	5.7		102.6	6.4		111.1	6.8		112.9	6.6		107.9	6.3
2. Budgetary expenditures		364.4	22.7		361.6	22.6		376.5	23.3		391.7	23.9		402.7	23.6		387.4	22.7
(a) Budgetary primary expenditures (excluding interest payments)		305.7	19.1		309.8	19.3		330.5	20.5		346.4	21.1		356.3	20.8		339.7	19.9
Programmable		251.3	15.7		255.1	15.9		273.5	16.9		289.0	17.6		296.2	17.3		279.4	16.4
Non-programmable		54.4	3.4		54.7	3.4		56.9	3.5		57.4	3.5		60.1	3.5		60.3	3.5
(b) Interest payments (budgetary sector)		58.7	3.7		51.9	3.2		46.0	2.9		45.4	2.8		46.4	2.7		47.7	2.8
3. Budgetary primary surplus (1-2(a))		41.0	2.6		40.7	2.5		27.2	1.7		34.0	2.1		41.1	2.4		44.0	2.6
4. Off-budgetary primary surplus		0.8	0.1		0.3	0.0		0.6	0.0		0.2	0.0		1.4	0.1		0.2	0.0
5. Total primary surplus (3+4)		41.9	2.6		41.0	2.6		27.8	1.7		34.2	2.1		42.5	2.5		44.2	2.6
6. Total interest payments (budgetary and off-budgetary)		58.9	3.7		52.0	3.3		46.1	2.9		45.4	2.8		46.4	2.7		47.9	2.8
7. Statistical discrepancy		(0.7)	0.0		(0.5)	0.0		(1.3)	(0.1)		1.2	0.1		(0.6)	(0.0)		0.0	0.0
8. Public sector balance (on a cash basis) (5-6+7)		(17.7)	(1.1)		(11.6)	(0.7)		(19.5)	(1.2)		(10.1)	(0.6)		(4.4)	(0.3)		(3.8)	(0.2)

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2004.

(3)	Constant pesos with purchasing power at December 31, 1993.

Source: Ministry of Finance and Public Credit.

During 2003, the public sector registered an overall deficit of Ps. 41.7 billion in nominal pesos, or 0.6% of GDP, 47.2% lower in real terms than the deficit recorded in 2002. The public sector deficit included a gross expenditure of Ps. 16.2 billion related to the costs associated with the Programa de Separación Voluntaria (Voluntary Retirement Program, or “PSV”), which was implemented in late 2002 with the long-term goal of reducing the number of Government administrative personnel and which offers severance packages to certain persons who retire voluntarily. Excluding the gross expenditure related to the PSV, the public sector deficit for 2003 was Ps. 25.6 billion, equivalent to 0.4% of estimated GDP for 2003 and Ps. 7.3 billion lower than the public sector deficit target approved by Congress for 2003.

During 2003, the public sector primary balance registered a surplus of Ps. 148.8 billion in nominal pesos, or 2.1% of GDP, 31.8% higher in real terms than the surplus recorded in 2002. Excluding the accounting adjustment associated with the PSV, the primary balance registered a surplus of Ps. 165.0 billion in nominal pesos. The Government did not cut expenditures during 2003.

According to preliminary figures, during 2004, the public sector registered an overall deficit of Ps. 19.7 billion in nominal pesos, or 0.3% of GDP, 55.6% lower in real terms than the deficit recorded in 2003. The public sector deficit included a gross expenditures of Ps. 7.4 billion related to the costs associated with the PSV. Excluding the gross expenditure related to the PSV, the public sector deficit for 2004 was Ps. 12.4 billion, equivalent to 0.2% of estimated GDP for 2004.

According to preliminary figures, during 2004, the public sector primary balance registered a surplus of Ps. 189.9 billion in nominal pesos (2.5% of GDP), 26.1% higher in real terms than the surplus recorded in 2003. Excluding the accounting adjustment associated with the PSV, the primary balance registered a surplus of Ps. 197.3 billion. The Government did not cut expenditures during 2004.

According to preliminary figures, during the first six months of 2005, the public sector overall balance registered a surplus of Ps. 41.1 billion, Ps. 15.7 billion lower than the Ps. 56.8 billion surplus registered for the same period of 2004. The primary balance registered a surplus of Ps. 154.3 billion for the first six months of 2005, 4.3% lower in real terms than for the first six months of 2004.

Revenues

The following table shows the composition of public sector budgetary revenues for each of the five fiscal years ended December 31, 2004, and the projected revenues set forth in the 2005 Budget.

Consolidated Public Sector Revenues

	2000		2001		2002(1)		2003(1)	2004(1)		2005 Budget(2)
	(in billions of pesos)(3)
Budgetary revenues	Ps.	346.7	Ps.	350.5	Ps.	357.7	Ps.380.3	Ps.	397.5	Ps.383.7
Federal government		253.5		258.9		255.1	269.3		284.6	275.8
Taxes		169.8		180.6		187.8	182.2		172.5	186.3
Income tax		75.5		78.7		82.1	80.1		77.3	83.6
Value-added tax		55.4		57.5		56.3	60.5		63.9	67.6
Excise taxes		23.8		30.5		35.1	28.0		19.0	23.9
Import duties		9.6		8.0		7.0	6.4		6.6	5.6
Export duties		0.0		0.0		0.0	0.0		0.0	0.0
Luxury goods and services		n.a.		n.a.		0.5	0.1		0.0	0.0
Other		5.5		5.9		6.7	7.2		5.6	5.7
Non-tax revenue		83.7		78.4		67.3	87.1		112.1	89.4
Fees and tolls		61.6		56.2		41.0	64.5		82.9	77.8
Rents, interest and proceeds of assets sales		2.1		1.8		1.4	1.2		1.3	1.2
Fines and surcharges		19.9		20.4		24.9	21.3		27.9	10.4
Other		0.0		0.0		0.0	0.0		0.0	0.0
Public enterprises and agencies		93.3		91.6		102.6	111.1		112.9	107.9
PEMEX		31.7		28.5		38.7	41.8		43.3	39.5
Others		61.6		63.1		63.9	69.3		69.6	68.4

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2004.

(3)	Constant pesos with purchasing power at December 31, 1993.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, public sector budgetary revenues increased by 4.5% in real terms during 2004.

Oil prices increased by 25.2% in 2004, from an average price of U.S. $24.78 per barrel in 2003 to U.S. $31.02 per barrel in 2004, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues remained virtually unchanged at approximately 10.9% in both 2003 and 2004.

According to preliminary figures, during the first six months of 2005, public sector budgetary revenues amounted to Ps. 951.7 billion in nominal pesos, 3.7% higher in real terms as compared to the same period of 2004.

Public sector budgetary revenues have increased as a percentage of GDP over the past five years, from 21.6% of GDP in 2000 to 23.3% of GDP in 2004.

Taxation

Mexico’s federal tax structure includes both direct taxation through income taxes and indirect taxation through the value-added tax. Income taxes consist of the corporate tax and the individual tax. The corporate tax is levied at a flat rate and the individual tax is levied at progressive rates. The corporate tax rates for corporations meeting certain conditions and the highest marginal tax rate for high income individuals (with annual incomes over Ps. 2.5 million) are 30% for 2005, 29% for 2006 and 28% beginning in 2007. Withholding taxes related to interest payments made by Mexican companies to non-residents of Mexico generally are imposed at a rate of 25-28% (or at a lower rate if specified in a tax treaty between Mexico and the country of the applicable non-resident), and at rates ranging from 4.9% to 30% for other obligations.

The 2005 Budget includes significant changes to the tax code intended to improve the Mexican economy while strengthening tax collection. The changes to the tax code primarily include rate reductions for both corporations and individuals that will be phased in over time, as well as the addition of certain deductions and simplifications to certain accounting rules.

The value-added tax is imposed at a fixed rate, which is passed through the manufacturing and distribution chain until it becomes part of the purchase price to the consumer. Certain goods and services qualify for an exemption from or a reduced rate of value-added tax, such as exports, which are exempt from value-added tax.

Corporations and individuals engaged in business activities are also subject to an alternative form of minimum income tax aimed at reducing tax evasion. This tax is assessed at a rate of 2% on the aggregate book value of the assets owned by a company in each fiscal year. Income taxes payable by the company may be credited against this asset tax. The Government believes that since its introduction in 1989 this tax has been helpful in increasing tax collections.

From 2000 to 2005, fiscal policy in Mexico has been oriented towards strengthening and consolidating economic growth, while advancing a more equitable and efficient tax system. To this end, the Government gradually reduced certain corporate income tax rates, increased its efforts to fight tax evasion in the informal sector of the economy, facilitated compliance with the tax laws by simplifying tax collection procedures and provided greater legal certainty to taxpayers.

In May 2003, the Supreme Court declared unconstitutional a payroll tax (the Impuesto Sustitutivo del Crédito al Salario) on certain personal service wages that had been implemented pursuant to an amendment to a tax law in January 2002. Pursuant to this decision, the Government will be required to reimburse certain employers for payroll tax contributions made since January 2002. As of the date hereof, it is unclear what the effect of the elimination of the payroll tax on the Government’s total revenues will be. This tax contributed less than 1.0% of total tax revenues in 2003. The Government no longer collects revenues from this tax.

The Government does not have exclusive power to impose certain special taxes, as changes were made in the tax laws during the 1990’s to strengthen the income of the states and their participation in the tax system. Since 1997, local governments have been permitted to impose (in addition to the federal taxes on these items) taxes on lodging services and new vehicles. Moreover, local governments are able to require retail commercial establishments selling alcoholic beverages to obtain local licenses. Finally, a percentage of excise tax collections are directly allocated to the states.

Since 1990, Mexico has negotiated bilateral treaties with various countries to avoid double taxation. Tax treaties between Mexico and Canada, the United States, Germany, France, Sweden, Spain, the Netherlands, the United Kingdom, Switzerland, Italy, Norway, South Korea, Japan, Denmark, Belgium, Singapore, Indonesia, Finland, Ireland, Chile, Ecuador, Argentina, Australia, Austria, the Czech Republic, Poland, Luxembourg, Portugal, Romania and Israel are in effect. Tax treaties with Venezuela, Greece, Russia and Brazil have been signed, but are in each case pending ratification by at least one party thereto. Tax treaties with India, Iceland, China, Hungary, Malaysia, Nicaragua, New Zealand, Ukraine, the Slovak Republic and Thailand are under negotiation. Finally, Mexico expects to negotiate tax treaties with Panama, Colombia, Lebanon and The Netherland Antilles.

The following chart illustrates the changes in the composition of tax revenues between 2000 and 2004.

Composition of Tax Revenues

Source: Ministry of Finance and Public Credit.

Expenditures

The following table shows the composition of consolidated public sector budgetary expenditures for each of the five fiscal years ended December 31, 2004, and the projected expenditures set forth in the 2005 budget.

Consolidated Public Sector Expenditures

	2000		2001		2002(1)		2003(1)		2004(1)		2005 Budget (2)
	(in billions of pesos)(3)
Budgetary expenditures	Ps.	364.4	Ps.	361.6	Ps.	376.5	Ps.	391.7	Ps.	402.7	Ps.	387.4
Current expenditures		322.3		320.0		325.4		342.0		341.4		350.9
Salaries		55.5		59.1		63.1		68.3		62.3		63.5
Federal Government		20.8		20.8		21.3		23.7		21.2		20.2
Public agencies		34.7		38.3		41.8		44.6		41.1		43.3
Interest		58.7		51.9		46.0		45.4		46.4		47.7
Federal Government		51.5		46.0		40.9		37.9		39.2		40.9
Public agencies		7.2		5.9		5.1		7.4		7.2		6.8
Current transfers, net		90.2		91.3		96.4		97.0		99.4		108.4
Total		113.0		114.8		121.6		125.0		129.0		139.8
To public sector		22.9		23.5		25.2		28.0		29.5		31.3
States’ revenue sharing		52.0		54.3		55.4		53.5		53.7		58.7
Acquisitions		23.4		24.1		21.5		28.2		27.5		15.9
Federal Government		1.9		2.0		2.0		1.9		1.6		1.3
Public agencies		21.4		22.1		19.4		26.3		25.9		14.6
Other current expenditures		42.6		39.4		43.1		49.6		52.1		56.6
Federal Government		10.3		6.6		8.4		12.3		13.3		9.4
Public agencies		32.3		32.8		34.7		37.2		38.8		47.2
Capital expenditures		42.1		41.6		51.1		49.8		61.3		40.8
Federal Government		23.9		25.5		35.4		33.7		37.7		29.8
Public agencies		18.2		16.1		15.6		16.0		23.6		11.0
Payments due in previous years		0.0		0.0		0.0		0.0		0.0		(4.3)

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2004.

(3)	Constant pesos with purchasing power at December 31, 1993.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, budgetary public sector expenditures increased by 2.8% in real terms during 2004. Public sector expenditure policy in 2004 focused on improving the allocation of resources and limiting expenditure increases to strategic areas for national development. During 2004, spending on social programs, which include education, public health and social security, accounted for 48.2% of total programmable expenditures. In 2004, public sector financing costs increased by 3.6% in real terms as compared with 2003.

According to preliminary figures, in 2004, expenditures for agriculture, forests, fishing, natural resources and environmental development totaled Ps. 48.9 billion and expenditures for residential and community development totaled Ps. 106.9 billion, as compared with expenditures of Ps. 46.3 billion and Ps. 85.3 billion, respectively, in 2003.

According to preliminary figures, during the first six months of 2005, net budgetary public sector expenditures increased by 6.5% in real terms compared to the first six months of 2004. In the same period, the financial cost of public sector debt increased by 16.1% in real terms with respect to the same period of 2004 due primarily to the payment of interest on certain peso-denominated fixed rate bonds in June of 2005, whereas the corresponding interest payment for the year 2004 was made in the month of July.

Health and Labor, Education and Other Social Welfare Expenditures

The Government administers almost all of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2004 were for health and social security, on which Ps. 351.5 billion (or 26.5% of programmable expenditures) was spent, and for education, on which Ps. 288.7 billion (or 21.8% of programmable expenditures) was spent.

The principal social security institutions are the Instituto Mexicano del Seguro Social (Mexican Institute of Social Security), the Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado (Institute of Social Security and Services for State Employees) and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital services, health and maternity insurance and preventive health services. In seeking to provide health services to more of the population, the Government is coordinating the activities of various public agencies and is organizing a national system of health services. The Government also provides pension payments, which represent a small portion of social security outlays. Despite these advances, Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. See “The Economy—Employment and Labor.”

The Government devotes a significant share of its resources to education and vocational training. The Government’s immediate goals include providing elementary and secondary education to all children and providing increased technical training tailored to the changing demands of the Mexican economy. Based on estimates from the 2000 census, 90.5% of the population of 15 years of age or older is literate.

The structure of the Mexican educational system is based on educational federalism, with the premise that it is the responsibility of each state to provide for the education of its population. The education law also encourages the participation of teachers, parents and social workers in improving the educational system. The education law requires every Mexican to attend school for at least nine years (primary and secondary school) and establishes basic directives concerning educational programs.

To improve living conditions for the low income population and provide loans for property and housing on reasonable terms, the Government established the National Workers’ Housing Fund Institute in 1972. The fund managed by the Institute is supported by contributions from all employers equivalent to 5% of all salaries paid. In 2004, the National Workers’ Housing Fund Institute granted approximately 295,863 loans for housing purchases, construction and repair. See “The Economy—Employment and Labor.”

Government Agencies and Enterprises

The following table shows, for each principal Governmental agency and enterprise outside of the financial sector, its principal business, the percentage of Government ownership, its size (based on total assets at its latest fiscal year end), its net contribution or expense to the public sector primary balance and the amount of its outstanding borrowings that is guaranteed or otherwise the responsibility of the Government.

Principal Government Agencies and Enterprises

At December 31, 2004

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets(1)	Primary Surplus (1)(2)	Outstanding Guaranteed Debt(3)
			(in millions of dollars)
PEMEX	Production, refining and distribution of crude oil and derivatives	100.0%	$57,136.2	$6,606.5	$76.5
Federal Electricity Commission	Production and sale of electricity	100.0	52,138.3	1,131.3	0.0
Caminos y Puentes Federales(3)	Administration of toll highways	100.0	368.9	(160.2)	0.0
Aeropuertos y Servicios Auxiliares(3)	Airport services	100.0	831.7	11.4	0.0

(1)	Financial data calculated in accordance with Mexican financial reporting standards for public sector entities, which differ in material respects from Mexican GAAP and U.S. GAAP. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican GAAP presented elsewhere herein.

(2)	Surplus after Government transfers, less interest payments.

(3)	Primary surplus before deposits to the Tesorería de la Federación, the Treasury of the Federation.

Source: Ministry of Finance and Public Credit.

Privatization Program

Mexico is a mixed economy in which the private sector plays a major role. The areas where the private sector is dominant include agriculture, forestry, fishing, manufacturing, construction, commerce, commercial banking and other services. Since the privatization of Mexico’s commercial banks beginning in the middle of 1991, the private sector has again returned to dominance in the field of financial services. By the middle of 1992, the Government had privatized all eighteen state-owned commercial banks.

The size of the public sector in Mexico has greatly diminished, with the number of public entities having decreased from 1,155 in December 1982 to 212 at August 12, 2005. The divestiture of Government enterprises has had an important impact on public finances. Significant revenues have been obtained from the sale of privatized companies to private investors, and the Government has been freed of the ongoing obligations to support distressed entities and fund investments needed for modernization and expansion. As a result of the above and of the efforts to strengthen public finances, the share of expenditures of the Government and public agencies included in the federal budget, excluding interest payments, decreased from 30.0% of GDP in 1982 to 20.8% of GDP in 2004. See “The Economy—The Role of the Government in the Economy; Privatization.”

PUBLIC DEBT

General

Under Mexico’s General Law of Public Debt, public borrowing programs contained in the Federal Annual Revenue Law must be submitted annually to Congress for approval. The executive branch, through the Ministry of Finance and Public Credit, formulates a financial program on the basis of this authorization. The General Law of Public Debt also requires that the President (a) inform Congress annually of the status of the indebtedness of the Government and budget controlled agencies when presenting the Public Account and proposing the Federal Annual Revenue Law and (b) report to Congress on a quarterly basis on the status of such indebtedness. See “Public Finance—General—Budget Process.”

The General Law of Public Debt specifies that the ministries comprising the Government may only contract financings through the Ministry of Finance and Public Credit. Budget and administratively controlled agencies may only incur external indebtedness after obtaining the prior authorization of the Ministry of Finance and Public Credit.

Internal Debt of the Federal Government

Internal debt of the Government is presented herein on a “net” basis, and includes Banco de México’s general account balance (which was positive at June 30, 2005, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). In addition, net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Net Internal Public Debt” below. Internal debt does not include the debt of IPAB or the debt of budget controlled or administratively controlled agencies. At December 31, 2004, 100% of the Government’s internal debt was denominated and payable in pesos.

Over the last decade, the Government has pursued an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Government has introduced new instruments of longer maturities in recent years. In the last quarter of 1999, the Government offered for the first time 10-year UDI-denominated securities and guaranteed 30-year UDI-indexed bonds. In 2000, the Government began offering three-year and five-year fixed rate peso-denominated bonds. In July 2001, the Ministry of Finance and Public Credit, through Banco de México, executed the first auction of ten-year fixed rate peso-denominated bonds, and in July 2002, the Government began issuing seven-year fixed rate peso-denominated bonds.

On October 28, 2003, the Government issued its first twenty-year fixed rate peso-denominated bond, placing Ps. 1.0 billion of these instruments in the market. The Government expects to continue to offer these instruments on a regular basis, along with the shorter-term fixed-rate peso-denominated bonds mentioned above, pursuant to a securities auction calendar published by the Government each quarter. With the issuance of these securities, the Government has established a long-dated benchmark yield curve and developed a long-term private domestic debt market. The issuance of these instruments has also encouraged:

•	increased use of long-term fixed rate contracts;

•	the issuance of long-term peso-denominated securities by Mexican companies;

•	the development of long-term financial hedging products; and

•	the potential to direct long-term savings toward the financing of long-term investment projects.

At December 31, 2004, the net internal debt of the Government was Ps. 1,030.0 billion, an increase of Ps. 102.9 billion (or 11.1% higher in nominal terms) as compared with Ps. 927.1 billion outstanding as of December 31, 2003. This increase in net internal debt was attributable to the fact that, as in prior years, the Government financed its deficit primarily through borrowings in the domestic market. The gross internal debt of the Government at December 31, 2004 totaled Ps. 1,099.2 billion, as compared to Ps. 1,011.9 billion at December 31, 2003, an 8.6%

increase in nominal terms. At December 31, 2004, the average maturity of internal debt was 1,071 days, as compared with 907 days at December 31, 2003. The Government’s financing costs on internal debt increased in nominal terms from Ps. 81.6 billion in 2003 (equivalent to 1.2% of GDP) to Ps. 85.7 billion in 2004 (equivalent to 1.1% of GDP).

According to preliminary figures, at June 30, 2005, the net internal debt of the Government totaled Ps. 1,083.5 billion, as compared with the Ps. 1,030.0 billion outstanding at December 31, 2004. At June 30, 2005, the gross internal debt of the Government totaled Ps. 1,160.4 billion, as compared to Ps. 1,099.2 billion of gross internal debt at December 31, 2004. The Government’s debt policy during recent years has allowed it to increase the average maturity of its internal debt from 538 days at December 31, 2000 to 1,141 days at June 30, 2005. Of the total gross internal debt of the Government at June 30, 2005, Ps. 268.6 billion represented short-term debt and Ps. 891.8 billion represented long-term debt, as compared to Ps. 241.5 billion and Ps. 857.7 billion of short- and long-term debt at December 31, 2004, respectively. The Government’s financing costs on internal debt totaled Ps. 48.9 billion for the first six months of 2005 (equivalent to 1.2% of GDP), 0.3 percentage points of GDP higher, and 47.9% greater in nominal terms, as compared to the same period of 2004.

The following table summarizes the amount (in billions of pesos) and structure (as percentage of total debt) of the internal public debt of the Government at each of the dates indicated.

Internal Debt of the Federal Government(1)

	December 31,															June 30, 2005(2)
	2000			2001			2002			2003			2004(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	562.9	83.4%	Ps.	683.4	89.5%	Ps.	793.8	87.4%	Ps.	956.7	94.5%	Ps.	1,039.3	94.6%	Ps.	1,098.2	94.6%
Cetes		168.3	24.9		187.3	24.5		192.1	21.2		206.4	20.4		241.5	22.0		268.6	23.1
Floating-Rate Bonds		276.2	40.9		300.1	39.3		305.3	33.6		354.7	35.1		310.5	28.2		297.1	25.6
Inflation-Linked Bonds		85.6	12.7		91.1	11.9		92.7	10.2		83.9	8.3		84.6	7.7		81.7	7.0
Fixed-Rate Bonds		32.8	4.9		104.9	13.7		203.7	22.4		311.7	30.8		402.7	36.6		450.7	38.8
Other		112.2	16.6		80.1	10.5		113.6	12.5		55.2	5.5		59.9	5.4		62.3	5.4

Total Gross Debt	Ps.	675.1	100.0%	Ps.	763.6	100.0%	Ps.	907.4	100.0%	Ps	1,011.9	100.0%	Ps.	1,099.2	100.0%	Ps.	1,160.4	100.0%

Net Debt
Financial Assets(3)		(68.9)			(72.6)			(86.1)			(84.8)			(69.2)			(77.0)

Total Net Debt	Ps.	606.2		Ps.	691.0		Ps.	821.3		Ps.	927.1		Ps.	1,030.0		Ps.	1,083.5

Gross Debt/GDP			11.6%			12.8%			13.6%			13.9%			13.4%			14.2%
Net Debt/GDP			10.4%			11.6%			12.3%			12.7%			12.5%			13.3%

Note: Totals may differ due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 233.0 billion at December 31, 2004. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(2)	Preliminary.

(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included unless and until the Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Government, budget controlled agencies and administratively controlled agencies and a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of IPAB. See “Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Federal Government	Long-Term Debt of Budget Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
2000	$46,065	$10,853	$23,386	$80,304	$4,296	$84,600
2001	44,070	10,361	22,224	76,655	3,684	80,339
2002	43,554	10,630	21,845	76,029	2,789	78,818
2003	44,898	11,190	21,248	77,336	1,688	79,024
2004(4)	48,561	10,636	17,952	77,149	2,077	79,226
June 30, 2005(4)	48,565	7,431	16,841	72,837	2,688	75,525

By Currency(3)

	December 31,										June 30, 2005(4)
	2000		2001		2002		2003		2004(4)
	(in millions of dollars, except percentages)
U.S. Dollars	$71,065	84.0%	$69,933	87.0%	$69,804	88.6%	$70,519	89.2%	$71,220	89.9%	$67,742	89.7%
Japanese Yen	5,878	7.0	4,708	5.9	3,849	4.9	4,013	5.1	2,937	3.7	2,221	2.9
Deutsche Marks	1,270	1.5	390	0.5	0	0.0	0	0.0	0	0.0	0	0.0
Pounds Sterling	144	0.2	140	0.2	156	0.2	173	0.2	186	0.2	84	0.11
French Francs	627	0.7	170	0.2	0	0.0	0	0.0	0	0.0	0	0.0
Swiss Francs	27	0.0	135	0.2	173	0.2	184	0.2	236	0.3	387	0.51
Others	5,588	6.6	4,863	6.0	4,836	6.1	4,135	5.3	4,647	5.9	5,091	6.7

Total	$84,600	100.0%	$80,339	100.0%	$78,818	100.0%	$79,024	100.0%	$79,226	100.0%	$75,525	100.0%

Note: Totals may differ due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2005), (b) external borrowings by the public sector after June 30, 2005, including approximately U.S. $0.2 billion in capital market financings and (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt (see “—External Debt Restructuring and Debt and Debt Service Reduction Transactions” below) and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Government.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Since 1990, the majority of the public sector’s new external borrowings have consisted of debt securities placed in the international capital markets, although during Mexico’s 1995 financial crisis official and multilateral creditors provided significant amounts of financing to Mexico. At December 31, 2004, commercial banks held approximately 7.4% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 23.5%, bondholders held 64.5% and others held the remaining 4.6%.

According to preliminary figures, at December 31, 2004, Mexico’s gross external public debt totaled U.S. $79.2 billion, a slight increase of U.S. $0.2 billion from the U.S. $79.0 billion outstanding at December 31, 2003.

Overall, total public debt (gross external debt plus net internal debt) at December 31, 2004 represented approximately 23.3% of nominal GDP, 1.6 percentage points lower than at the end of 2003.

The Government’s debt policy during the past few years, together with the dynamic behavior of exports, have made possible a significant reduction of external public sector debt financing costs as a percentage of total exports, with these financing costs decreasing from 4.3% of total exports in 2000 to 3.4% in 2004. In 2004, public sector external debt financing costs totaled U.S. $6.8 billion, a 2.9% decrease in nominal terms as compared to the amount of these costs in 2003. Debt service payments on public sector external debt were equivalent to 3.8% of GDP in 2004, as compared with 4.4% of GDP in 2003.

According to preliminary figures, outstanding gross external debt decreased by approximately U.S. $3.7 billion in the first six months of 2005, from U.S. $79.2 billion at December 31, 2004, to U.S. $75.5 billion at June 30, 2005. Of this amount, U.S. $72.8 billion represented long-term debt and U.S. $2.7 billion represented short-term debt. At June 30, 2005, commercial banks held approximately 6.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 23.4%, bondholders held 64.5% and others held the remaining 5.6%.

Subsequent to December 31, 2004:

•	The Pemex Project Funding Master Trust increased the size of its Medium-Term Notes program, Series A, from U.S. $11 billion to U.S. $20 billion, and, on February 24, 2005, it issued €1 billion of its 5.50% Notes due 2025, guaranteed by Petróleos Mexicanos, under the program.

•	The Pemex Project Funding Master Trust entered into a Credit Facility Agreement in the amount of U.S $4.25 billion on March 22, 2005 with a group of international financial institutions to refinance outstanding amounts of certain syndicated facilities and for new PIDIREGAS financing; this agreement is guaranteed by Petróleos Mexicanos and consists of two separate tranches, which become due in 2010 and 2012, respectively.

•	On June 8, 2005, the Pemex Project Funding Master Trust issued U.S. $1 billion of its 5.75% Notes due 2015 and U.S. $500 million of its 6.625% Bonds due 2035; the securities were issued under the Pemex Project Funding Master Trust’s Medium-Term Notes program, Series A, and are guaranteed by Petróleos Mexicanos.

•	Mexico issued U.S. $1,000,000,000 of its 6.625% Global Notes due 2015 on January 7, 2005, SF 250,000,000 of its 3.0% Global Notes due 2012 on June 14, 2005 and €750,000,000 of its 4.25% Global Notes due 2015 on June 16, 2005.

•	On August 31, 2005, the Pemex Project Funding Master Trust issued U.S. $175 million of its Floating Rate Notes due 2008; the securities are guaranteed by Petróleos Mexicanos.

Amortization Schedule of Total Public Sector External Debt(1)(6)

(in millions of dollars)

		Outstanding as of June 30, 2005	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	Other Years	Total
A.	Private Creditors(2)	$51,286	$893	$3,791	$3,168	$5,614	$4,774	$2,939	$2,536	$1,718	$3,297	$1,803	$2,914	$2,399	$305	$26	$2,630	$12,479	$51,286
	Capital Markets (Bonds)	48,683	118	2,991	2,808	5,167	4,682	2,904	2,500	1,695	3,287	1,793	2,907	2,395	301	26	2,630	12,479	48,683
	Commercial Banks	2,603	775	800	360	447	92	35	36	23	10	10	7	4	4	0	0	0	2,603
	Direct	1,242	585	215	247	73	72	15	11	7	7	7	3	0	0	0	0	0	1,242
	Syndicated	1,361	190	585	113	374	20	20	25	16	3	3	4	4	4	0	0	0	1,361
B.	Multilateral Creditors	15,917	990	2,018	1,844	1,700	2,351	1,212	1,455	792	862	503	618	212	179	172	239	770	15,917
	Inter-American Development Bank	7,111	355	711	710	710	686	659	575	445	340	326	227	157	157	154	134	765	7,111
	World Bank	8,806	635	1,307	1,134	990	1,665	553	880	347	522	177	391	55	22	18	105	5	8,806
C.	External Trade	3,946	1,145	540	367	371	284	242	220	192	136	117	91	52	44	28	27	90	3,946
	Eximbanks	1,726	162	230	138	172	151	143	140	138	84	74	74	38	38	27	27	90	1,726
	Commercial Banks(3)	2,220	983	310	229	199	133	99	80	54	52	43	17	14	6	1	0	0	2,220
D.	Restructured Debt	618	162	325	55	0	0	76	0	0	0	0	0	0	0	0	0	0	618
	Multi-Year Restructure Agreements (MYRAs)	117	39	78	0	0	0	0	0	0	0	0	0	0	0	0	0	0	117
	Other	501	123	247	55	0	0	76	0	0	0	0	0	0	0	0	0	0	501
E.	Other(5)	3,758	1,427	2,331	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,758
Public Sector Total		$75,525	$4,617	$9,005	$5,434	$7,685	$7,409	$4,469	$4,211	$2,702	$4,295	$2,423	$3,623	$2,663	$528	$226	$2,896	$13,339	$75,525

Note: Totals may differ due to rounding.

(1)	External debt of Mexico is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amounts. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been cancelled. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2005), (b) external borrowings by the public sector after June 30, 2005, including approximately U.S. $0.2 million of capital markets financings and (c) loans from the Commodity Credit Corporation to private sector Mexican banks. Mexico only updates this table semi-annually (in June and December); for this reason data included in the public debt section may not be reflected in this table.

(2)	Excludes foreign trade and restructured debt.

(3)	Includes foreign trade lines, revolving credits and other short-term credits.

(4)	Includes debt assumed by the Federal Government.

(5)	Refers to changes in direct debt, related to long-term productive infrastructure projects (PIDIREGAS).

(6)	Preliminary.

Source: Ministry of Finance and Public Credit.

External Debt Restructuring and Debt and Debt Service Reduction Transactions

In August 1982, Mexico requested and received from its major commercial bank creditors a 90-day rollover of principal payments on most external public sector debt; bilateral credits were also restructured. No such request was made to bondholders or multilateral financial institutions (primarily the World Bank, the IMF and the Inter-American Development Bank) and no restructuring of bond debt or debt owed to multilateral institutions has taken place since then.

During the five years following 1982, Mexico and its commercial bank creditors concluded three separate debt restructuring and new money exercises. In 1983, 1985 and 1987, Mexico and the banks agreed to extend the maturities of agreed-upon portions of the outstanding external public sector debt and, in some cases, to alter the interest rates and currencies applicable to the restructured debt. In connection with each restructuring exercise (and with the 1989-92 Financing Package referred to below), Mexico requested and received 90-day rollovers of maturing principal payments pending finalization of documentation for the respective restructurings. During this period, Mexico also entered into agreements with the Paris Club to reschedule payments on loans made or guaranteed by official, bilateral creditors to the Mexican public sector and received support from its multilateral creditors, in the form of structural adjustment and project loans from the World Bank and the Inter-American Development Bank and standby facilities, extended fund arrangements and contingency facilities with the IMF.

The 1989-1992 Financing Package for Mexico, implemented in March 1990, was intended to reduce the principal amount of, and the debt service burden associated with, Mexico’s commercial bank debt, and to secure sufficient future financing to allow Mexico to resume sustained economic growth. The Financing Package offered commercial banks options for debt reduction, interest reduction and new money. Under the interest reduction option, existing indebtedness was exchanged for 30-year bonds (“Par Bonds”) that, in the case of bonds denominated in dollars, bore interest at the fixed rate of 6.25% per annum. Under the principal reduction option, existing indebtedness was exchanged for 30-year bonds (“Discount Bonds”) having a principal amount equal to 65% of the principal amount of such existing indebtedness and an interest rate of LIBOR plus 13/16% per annum. Under the new money option, certain banks committed to provide Mexico with new money (through a combination of bonds, traditional bank credits and bank credits prepayable to fund trade credits or public sector loans) over three years in an aggregate amount equal to 25% of their holdings of then-existing indebtedness. Of the approximately U.S. $48 billion of external debt held by Mexico’s commercial bank creditors in 1989, approximately U.S. $43 billion participated in the principal and interest reduction options: approximately U.S. $20.6 billion was exchanged for Discount Bonds and the balance was exchanged for Par Bonds. Thus, Mexico was able to reduce the principal amount of its external debt by approximately U.S. $7 billion. The balance of Mexico’s commercial bank creditors agreed to participate in the new money option and to lend Mexico approximately U.S. $1.07 billion in new credits over four years.

As a result of the Government’s external debt reduction initiatives discussed below, Mexico completed the redemption of all of its outstanding Brady Bonds on July 28, 2003.

The Discount Bonds and Par Bonds were issued with 17 series of Value Recovery Rights, which provide for certain additional, limited contingent payments based on the performance of Mexico’s oil export revenues. Six series (three of which remain outstanding) of Value Recovery Rights were separated from the related Discount Bonds and Par Bonds prior to their cancellation and so trade independently. These series represent contingent payment obligations payable through June 30, 2008. The remaining 11 series that were not separated were canceled together with the Brady Bonds to which they were attached. As of July 1, 2005, the following series of Value Recovery Rights were outstanding:

Series	Notional Amount Outstanding	Final Payment Date

D	U.S. $8,668,615,000	June 30, 2006

E	U.S. $6,672,796,000	June 30, 2007

F	U.S. $1,070,402,000	June 30, 2008

In addition to Mexico’s strong commitment to work closely with its commercial bank and multilateral creditors on the path to economic recovery, debt reduction has been and continues to be another of its goals. In mid-1986, Mexico began to authorize the conversion of debt into equity investment as a means of reducing its stock of external obligations. The total value of debt-equity swaps grew from U.S. $363.2 million in 1986 to U.S. $1.5 billion in 1987, when the debt equity conversion program was suspended in order to evaluate the impact on the economy of the program as then structured.

In March 1990, Mexico introduced a new debt-equity swap program which was implemented by two auctions of transferable debt conversion rights held in July and October 1990. Proceeds of the conversions could be used only to acquire public sector assets being privatized and to finance infrastructure projects. Pursuant to the program, a total of U.S. $3.5 billion of conversion rights were awarded in the auctions at a discount of approximately 52% of the nominal value of the eligible debt to be converted. Only approximately one-third of these rights (which expired in April 1992) were exercised since Mexico’s debt generally traded well above 52% after the issuance of the rights. In addition, from 1989 through June 30, 2005, approximately U.S. $1.4 billion of debt was acquired by the Government in exchange for peso deposits in this principal amount to non-profit private or public organizations to be used to finance approved education, environmental, housing, public works and other social projects undertaken by nonprofit organizations.

Under a debt-for-debt exchange that took place in the first quarter of 1988, Mexico retired a net amount of U.S. $1.1 billion of commercial bank debt at an average discount of 30.3% through the issuance of 20-year collateralized bonds offered to its bank creditors on an auction basis. Mexico redeemed all of those outstanding collateralized bonds at par in March 1997. In the third quarter of 1991, Mexico issued U.S. $1.151 billion of ten-year floating rate notes, called Floating Rate Privatization Notes, in exchange for the cancellation of U.S. $1.171 billion of deposits held by international commercial banks with foreign branches and agencies of Mexican banks. Virtually all of the Floating Rate Privatization Notes were tendered at par in payment for shares of Mexican commercial banks that were privatized in 1991 and 1992.

In 1992, the Government canceled U.S. $7.181 billion of its external debt acquired through the exercise of the conversion rights described above, through exchanges of debt to fund social projects as described above and through various debt-for-debt exchanges and cash purchases during the 1990-1992 period.

In May 1996, the Government issued U.S. $1.75 billion in 30-year bonds in exchange for the cancellation of U.S. $2.059 billion of its outstanding U.S. dollar-denominated Discount Bonds and U.S. $306 million of its outstanding U.S. dollar-denominated Par Bonds pursuant to an exchange offer open to all of the holders of those bonds. The price at which the bonds were exchanged was determined through a “modified Dutch auction.”

The Government’s liability management transactions since 2001 include:

•	a March 2001 offer to exchange dollar-denominated Discount Bonds and Par Bonds for a combination of new unsecured global bonds due 2019 and a payment in cash, which resulted in the exchange of U.S. $3.3 billion of Discount Bonds and Par Bonds;

•	a May 2001 repurchase of U.S. $1.0 billion aggregate principal amount of U.S. dollar-denominated Discount Bonds and Par Bonds;

•	an August 2001 repurchase of U.S. $440.8 million aggregate principal amount of U.S. dollar-denominated Par Bonds;

•	an October 2001 redemption of U.S. $192.3 million aggregate principal amount of U.S. dollar-denominated Discount Bonds;

•	an April 2002 redemption of two series of floating rate notes denominated in U.S. dollars and euros, totaling approximately U.S. $829.0 million;

•	a May 2002 repurchase of U.S. $259.6 million aggregate principal amount of U.S. dollar-denominated Discount Bonds;

•	a June 2002 repurchase of U.S. $589.0 million aggregate principal amount of U.S. dollar-denominated Discount Bonds;

•	a September 2002 repurchase of U.S. $1.3 billion of U.S. dollar-denominated Par Bonds;

•	a January 2003 repurchase of U.S. $500 million of U.S. dollar-denominated Par Bonds;

•	a May 15, 2003 redemption of the entire amount of outstanding U.S.-dollar denominated Par Bonds, totaling U.S. $4.3 billion;

•	a July 28, 2003 redemption of the entire amount of outstanding Brady Bonds, denominated in Lira and Deutsche Marks, totaling approximately U.S. $1.3 billion; and

•	an April 21, 2004 exchange offer pursuant to which the Government issued approximately U.S. $793,267,000 of its 5.875% Global Notes due 2014 and U.S. $2,056,822,000 of its 7.500% Global Notes due 2033 in exchange for approximately U.S. $669,660,000 of its 8.125% Global Bonds due 2019, U.S. $464,395,000 of its 8.00% Global Notes due 2022 and U.S. $1,184,356,000 of its 11.50% Global Bonds due May 15, 2026.

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted in the payment of principal or interest on any of its external indebtedness. See “—External Debt Restructuring and Debt and Debt Service Reduction Transactions” above.

TABLES AND SUPPLEMENTARY INFORMATION

PUBLIC DEBT OF THE GOVERNMENT

I. DIRECT DEBT OF THE GOVERNMENT

Table I. Floating Internal Debt at June 30, 2005

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
	(in millions of pesos)

Treasury Certificates (“Cetes”)	Various	Various	Ps.	268,643.0	None
Other(1)	Various	Various		(76,958.0)	None

Total Floating Internal Debt			Ps.	191,685.0

(1)	Includes Banco de México’s General Account Balance, which is positive (indicating moneys owing to the Federal Government).

Table II. Funded Internal Debt at June 30, 2005

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
	(in millions of pesos)
Fixed-Rate Bonds	Fixed	Various	Ps.	450,718.2	None
Debt assumed by the Federal Government	Various	Various		13.2	Various
Development Bonds (“Bondes”)	Various	Various		297,123.0	None
UDI-denominated Development Bonds (“UDI bonds”)	Various	Various		81,673.4	None
Retirement Saving System Fund (“Fondo de Ahorro/SAR”)	Various	Various		49,708.8	None
Others	Various	Various		12,552.5	None

Total Funded Internal Debt			Ps.	891,789.1

Table III. Funded External Debt at June 30, 2005

Bond Issues at June 30, 2005

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks
					(in thousands)
Bonds of the United Mexican States for Economic Development
16 1/2% Loan Stock 2008	16 1/2	Sep. 1981	Sep. 2008	STG	50,000	46,691	(2)
Guaranteed Floating Rate Bonds Due 2010	Variable	June 1990	June 2010	USD	78,040	76,466	(3)
Interest-Only Notes due 2008	Variable	Jan. 1996	Mar. 2008	USD	499,547	119,891	(4)
11.50% Global Bonds due 2026	11.50	May 1996	May 2026	USD	1,750,000	565,644
6.75% Yen Notes due 2006	6.75	June 1996	June 2006		¥100,000,000	100,000,000
11.375% Global Bonds due 2016	11.375	Sep. 1996	Sep. 2016	USD	1,000,000	1,000,000
Notes due 2007	9.875	Jan. 1997	Jan. 2007	USD	1,000,000	1,000,000
Notes due 2007	9.125	Feb. 1997	Feb. 2007	LRA	500,000,000	500,000,000	(5)
DM Bonds of 1997/2009	8.250	Feb. 1997	Feb. 2009	DM	1,500,000	1,500,000	(5)
Notes due 2017	11.0	May 1997	May 2017	LRA	500,000,000	500,000,000	(5)
9 7/8% Global Bonds due 2007	9.875	June 1997	Jan. 2007	USD	500,000	500,000
DM Bonds of 1997/2008	8.0	July 1997	July 2008	DM	750,000	750,000	(5)
8.625% Global Bonds due 2008	8.625	Mar. 1998	Mar. 2008	USD	1,000,000	1,000,000
Step-Down Notes due 2013	10.0-7.375	Apr. 1998	Apr. 2013	LRA	750,000,000	750,000,000	(5)
Global Bonds due 2009	10.375	Feb. 1999	Feb. 2009	USD	1,000,000	1,000,000	(6)
Global Bonds due 2009	10.375	Apr. 1999	Feb. 2009	USD	500,000	500,000
Notes due 2006	7.375	July 1999	July 2006		€400,000	400,000	(5)
11.375% Global Bonds due 2016	11.375	Aug. 1999	Sep. 2016	USD	400,000	400,000
Global Bonds due 2009	10.375	Oct. 1999	Feb. 2009	USD	425,000	425,000
Notes due 2010	9.875	Jan. 2000	Feb. 2010	USD	1,500,000	1,500,000
Notes due 2010	9.875	Mar. 2000	Feb. 2010	USD	500,000	500,000
Global Bonds due 2016	11.375	Feb. 2000	Feb. 2016	USD	994,641	994,641
Global Bonds due 2010	7.5	Mar. 2000	Feb. 2010		€1,000,000	1,000,000	(5)
Notes due 2008	8.625	Apr. 2000	Mar. 2008	USD	500,000	500,000
Notes due 2006	8.5	Aug. 2000	Feb. 2006	USD	1,500,000	1,500,000
Notes due 2011	8.375	Jan. 2001	Jan. 2011	USD	1,500,000	1,500,000
Notes due 2008	7.375	Mar. 2001	Mar. 2008		€750,000	750,000	(5)
Notes due 2019	8.125	Mar. 2001	Dec. 2019	USD	3,300,000	2,630,340
Notes due 2011	8.375	May 2001	Jan. 2011	USD	1,000,000	1,000,000
Notes due 2031	8.300	Aug. 2001	Aug. 2031	USD	1,500,000	1,500,000
Notes due 2031	8.300	Dec. 2001	Aug. 2031	USD	1,000,000	1,000,000
Notes due 2012	7.500	Jan. 2002	Jan. 2012	USD	1,500,000	1,500,000
Notes due 2022	8.000	Sep. 2002	Sep. 2022	USD	1,750,000	1,285,605
Notes due 2031	8.300	Dec. 2002	Aug. 2031	USD	750,000	750,000
Notes due 2013	6.375	Jan. 2003	Jan. 2013	USD	2,000,000	2,000,000
Notes due 2015	6.625	Mar. 2003	Mar. 2015	USD	1,000,000	1,000,000
Notes due 2008	4.625	Apr. 2003	Oct. 2008	USD	1,500,000	1,500,000
Notes due 2033	7.500	Apr. 2003	Apr. 2033	USD	1,000,000	1,000,000
Notes due 2013	5.375	June 2003	Jun. 2013		€750,000	750,000	(5)
Notes due 2014	5.875	Oct. 2003	Jan. 2014	USD	1,000,000	1,000,000
Notes due 2009	Variable	Jan. 2004	Jan. 2009	USD	1,000,000	1,000,000
Notes due 2024	6.75	Jan. 2004	Feb. 2024	STG	500,000	500,000
Notes due 2014	5.875	Apr. 2004	Jan. 2014	USD	793,267	793,267
Notes due 2033	7.500	Apr. 2004	Apr. 2033	USD	2,056,822	2,056,822
Notes due 2009	Variable	Aug. 2004	Jan. 2009	USD	500,000	500,000
Notes due 2034	6.75	Sep. 2004	Sep. 2034	USD	1,500,000	1,500,000
Notes due 2020	5.50	Nov. 2004	Feb. 2020		€750,000	750,000	(5)
Notes due 2015	6.625	Jan. 2005	Mar. 2015	USD	1,000,000	1,000,000
Notes due 2012	3.0	June 2005	June 2012	SF	250,000	250,000	(5)
Notes due 2015	4.5	June 2005	June 2015		€750,000	750,000

Loans from Multilateral and Bilateral Organizations

at June 30, 2005

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Principal Amount Outstanding (9)	Remarks
					(in thousands of dollars)
Loans from the International Bank for Reconstruction and Development (“World Bank”) and the Inter-American Development Bank	Variable, ranging from 7.25 to 11.6; some variable	Various	Various	ATS, Bfr, C$, DM, DFL, Dirham, Escudo, FF, LRA, KD, LD, Markka, NK, PE, Rand, Riyal, Special Drawing Right, SF, SK, STG, USD, VB, ¥, €	$13,160,591	(7)(8)

Loans from Banks and Suppliers

at June 30, 2005

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks
					(in thousands of dollars)
Others	Various	Dec. 1995	Various	USD	709,911	168,503
Total Funded External Debt						$48,565,072	(10)

(1)	The currencies are defined as: ATS, Austrian shillings; Bfr, Belgian franc; C$, Canadian dollar; DM, Deutsche mark; DFL, Dutch guilder; Dirham, United Arab Emirates dirham; Escudo, Portuguese escudo; FF, French franc; LRA, Italian lira; KD, Kuwait dinar; LD, Libyan dinar; Markka, Finnish markka; NK, Norwegian krone; PE, Spanish peseta; Rand, South African rand; STG, Pound sterling; Riyal, Saudi Arabian riyal; SDR, Special Drawing Rights; SF, Swiss franc; SK, Swedish krona; USD, United States dollar; VB, Venezuelan bolivar; ¥, Japanese yen; and €, Euros.

(2)	Payment of the principal amount at stated maturity of the bonds is secured by the pledge (in March 1988) of U.S. Treasury zero-coupon obligations and zero-coupon receipts evidencing interests in U.S. Treasury obligations having a face amount at least equal to the outstanding principal amount of the bonds. Holders of the bonds have no recourse to the principal collateral prior to March 30, 2008. At June 30, 2005, the aggregate market value of the collateral securing the payment of principal of the bonds was approximately U.S. $82.69 million. Payment of the interest on the bonds is secured by a pledge (in March 1990) of cash and permitted investments having a face amount equal to the lesser of (i) 15% of the aggregate outstanding principal amount of the bonds and (ii) the aggregate amount of interest payable on the bonds from the last interest payment date on which interest was paid in full to the stated maturity date of such bonds. Permitted investments include: (i) senior direct obligations of, and obligations fully guaranteed by, the United States or certain of its agencies and instrumentalities; (ii) senior direct obligations of international development banks having a qualified rating; (iii) obligations rated AAA or AA by Standard & Poor’s Corporation or Aaa or Aa by Moody’s Investors Service (a “qualified rating”) and fully guaranteed by an international development bank; (iv) demand and time deposits in, certificates of deposit of, or banker’s acceptances issued by, any Federal Reserve Bank or banking institution with commercial paper rated at least A-2 or P-2; (v) repurchase obligations with respect to any security described in clause (i) or clause (ii) with primary dealers or banks having commercial paper rated at least A-2 or P-2; (vi) securities with a qualified rating; (vii) commercial paper rated A-1 or P-1; (viii) senior direct obligations of corporations with qualified ratings or commercial paper rated A-1 or P-1; (ix) repackaged senior direct obligations of the United States or certain of its agencies and instrumentalities; and (x) other investments that are acceptable to Moody’s Investors Service or Standard & Poor’s Corporation as permitted investments of funds held as collateral for securities having a qualified rating. In the event that interest on the bonds is not paid within 30 days after the due date thereof, the interest collateral for the bonds will be made available for the payment of such interest at the request of the holders of not less than 25% of the aggregate principal amount of the bonds then outstanding. In the event that any interest collateral is applied to the payment of the interest due on the bonds, Mexico is not obligated to pledge additional collateral to secure interest payments on the bonds. At June 30, 2005, the aggregate market value of the collateral securing interest on the bonds was approximately U.S. $34.07 million.

(3)	Originally referred to as “Guaranteed Floating Rates Bonds Due 2006.” The bonds and the related fiscal agency agreement were amended on June 19, 1995 to, among other things, extend the final maturity of the bonds (from December 2006 to June 2010) and to eliminate the semi-annual principal payments under the bonds. The payment obligations of Mexico under the bonds are guaranteed by the Kingdom of Spain.

(4)	The Notes pay only interest, calculated on a notional principal amount of U.S. $1,127,000,000. The initial purchase price of the Notes was 44.3254% of the notional principal amount.

(5)	In connection with these issues, Mexico entered into currency swaps of LRA 500 billion into U.S. $300,084,024, DM 1,500,000,000 into U.S. $856,613,305, LRA 500 billion into U.S. $300,836,144, DM 750,000,000 into U.S. $434,460,050, LRA 750 billion into U.S. $427,316,438, € 400,000,000 into U.S. $440,440,000, € 1,000,000,000 into U.S. $903,400,000, € 750,000,000 into U.S. $859,800,000, € 750,000,000 into U.S. $892,500,000, € 750,000,000 into U.S. $921,825,000 and SF 250,000,000 into U.S. $200,787,085.

(6)	Each $1,000 principal amount of these bonds was issued with one warrant entitling the holder to exchange on February 28, 2000 a specified amount of Mexico’s U.S. dollar denominated Collateralized Fixed Rate Bonds Due 2019 or Collateralized Floating Rate Bonds Due 2019 for $1,000 principal amount of either Floating Rate Bonds due 2005 of Mexico or, subject to the certain condition specified therein, Mexico’s 11 3/8% Bonds due 2016.

(7)	Semi-annual, quarterly or monthly amortization calculated to retire loans or securities by maturity.

(8)	The direct obligors in respect of U.S. $10,191,141,000 of these loans are Banobras (U.S. $4,368,980,000), Bancomext (U.S. $343,720,000), NAFIN (U.S. $5,121,721,000) and Sociedad Hipotecaria Federal (U.S. $356,720,000), acting in their capacities as financing agents for the Federal Government. The Federal Government is the direct borrower of the remainder of these loans (U.S. $2,969,450,000). The outstanding amount of the portion of these loans as to which the Federal Government is not the direct obligor is not included in the total of this Table III, but rather is included in Table V.

(9)	Includes revaluation because of changes in parity of foreign currencies.

(10)	This total is expressed in dollars and differs from the addition of all items because some items are expressed in other currencies.

II. Debt of Budget Controlled Agencies and Other External Debt

Table IV. External Debt of Budget Controlled Agencies at June 30, 2005

(payable in foreign currencies)

Borrower	Dollar equivalent of principal amount outstanding	Dollar equivalent of amount having an original maturity of less than one year
	(in millions of dollars)
Federal Electricity Commission	$2,403.9	$171.6
PEMEX	6,454.0	1,255.4

Total External Debt of Budget Controlled Agencies	$8,857.9	$1,427.0

Table V. Other Public Sector External Debt at June 30, 2005 (1)

(payable in foreign currencies)

Borrower	Dollar equivalent of principal amount outstanding	Dollar equivalent of amount having an original maturity of less than one year
	(in millions of dollars)
Financial Sector	$18,101.9	$1,260.9
NAFIN	7,881.2	475.4
Banobras	6,240.2	0.0
Bancomext	3,598.3	785.5
Banrural	25.4	0.0
SHF	356.8	0.0
Non-Financial Sector	0.0	0.0

Total	$18,101.9	$1,260.9

(1)	This table includes debt of national development banks and certain commercial banks that is guaranteed by Mexico and other public sector debt registered with the Dirección de Deuda Pública, but does not include debt of entities whose finances are not included in the Government’s budget. In addition, private sector debt guaranteed by the Government or other public sector entities is not considered external public sector debt unless and until the guaranty is called. At March 31, 2005, the estimated balance of private sector debt guaranteed by Mexico’s national development banks was U.S. $122.7 million and U.S. $29.9 million was guaranteed by the Government.